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DAT : 4/7/05

Annual Report 2004

GAMBRO®

A LEADING GLOBAL MEDICAL TECHNOLOGY AND HEALTHCARE COMPANY

trima accel
GAMBRO BCT

Contents

For guidance, certain figures are also stated in USD. These figures represent approximations. For profit and loss items and market data 2004 they are based on the average USD exchange rate during 2004 (SEK 7.35). Balance sheet items 2004 are based on the USD exchange rate at the end of 2004 (SEK 6.62).

All market data in this annual report are Gambro's own estimates. A glossary is incorporated on page 74 in this report for clarification of certain industry-related words.
Financial definitions used in this report are defined on page 41.

Calendar 2005

Annual General Meeting:	April 12, 2005
Three-month report, January-March:	April 26, 2005
Six-month report, January-June:	July 21, 2005
Nine-month report, January-September:	October 20, 2005

All financial information is published on Gambro's website, www.gambro.com, immediately after release.

Financial reports can be ordered from

Gambro AB
P.O. Box 7373
SE-103 91 Stockholm, Sweden
Phone: +46 8 613 65 00
Fax: +46 8 613 65 78
E-mail: weborder@gambro.com

Investor relations

Fredrik Dalborg, Director, Investor Relations, Phone: +46 8 613 65 84
E-mail: fredrik.dalborg@gambro.com
Kevin Smith, President, Gambro Inc., Phone: +1 303 232 68 00
E-mail: kevin.smith@us.gambro.com
Ingun Rutenius, Assistant, Investor Relations, Phone +46 8 613 65 82
E-mail: ingun.rutenius@gambro.com
Pia Irell, Vice President, Investor Relations, Phone: +46 8 613 65 91
E-mail: *pia.irell@gambro.com (on maternity leave during 2005).*

The front-page photo shows a blood platelets donation using a Trima Accel from Gambro BCT at the Karolinska University Hospital Huddinge, in Sweden, where approximately 250 donations using Trima Accel are made each year. The Karolinska University Hospital Huddinge also uses the other Gambro BCT products OrbiSac to extract blood platelets from donor blood, the COBE Spectra to treat cancer patients and patients receiving organ donations, and the COBE 2991 for different kinds of cell therapies.

Editorial management: Gambro Investor Relations in cooperation with Strateg, Örebro. **Layout:** Strateg, Örebro. **Photo:** Mats Widén, Stockholm, Alexander Ruas, Stockholm, Mikael Risedal, Lund. **Prepress and print:** db Grafiska, Örebro.

Gambro in brief



Gambro is a medical technology and healthcare company, with global leadership in renal care products and services as well as blood component technology.

With more than 40 years of experience in the field, Gambro possesses profound knowledge and understanding of the needs of patients and healthcare providers alike. Gambro has grown, evolved and advanced over the years with one primary objective in mind, to constantly strive for better ways to serve customers and patients.

Gambro Healthcare is one of the leading providers of kidney dialysis services in the world, serving about 42,900 patients at 564 clinics in U.S. and about 11,050 patients at 144 clinics in the rest of the world. With around 12,650 employees and MSEK 15,797 (MUSD 2,149) in revenues in 2004, the business area accounts for 59 percent of Gambro's total revenues.

Gambro Renal Products develops, manufactures and supplies hemodialysis, peritoneal dialysis and acute renal and liver dialysis products, therapies and services. With production facilities in 11 countries and sales in more than 100, Gambro Renal Products is a global leader. With around 6,900 employees and MSEK 10,027 (MUSD 1,364) in revenues in 2004 (incl. internal sales), the business accounts for 33 percent of Gambro's total revenues.

Gambro BCT provides technology, products and systems to blood centers, hospitals and researchers. Gambro BCT is the world leader in apheresis and cell therapy, and is a driving force behind the development of blood component collection and purification. Gambro BCT operates production facilities in the U.S. and the U.K. and has sales in more than 90 countries. With around 1,550 employees and MSEK 2,010 (MUSD 273) in revenues in 2004, the business area accounts for 8 percent of Gambro's total revenues.

Gambro has around 21,300 employees in some 40 countries and revenues of SEK 26.6 billion (USD 3.6 billion) in 2004.



Revenues (external) by business area 2004



- Gambro Healthcare 59%
- Gambro Renal Products 33%
- Gambro BCT 8%

Revenues (external) by market 2004



- United States 61%
- Europe, Africa and Middle East 31%
- Asia, rest of the world 8%



Vision and purpose

VISION – To be the globally preferred partner among patients and healthcare providers by delivering world-class blood- and cell-based solutions and services.

CORE PURPOSE – To save lives and improve the quality of life for the people we serve.

GAMBRO'S LEADING CAPABILITIES

A technology leader in priority areas

- With more than 40 years experience in blood and cell-based therapies, Gambro has delivered a stream of innovative products.

A competitive service organization

- Gambro has well-established clinical management and service procedures designed to deliver consistent treatment with the best outcomes
- Decentralized management structure, makes the most of local and regional opportunities
- Excellent patient systems are easily accessible and attentive to compliance issues.

A competitive product organization

- Gambro has worldwide, well-known brands, recognized for quality
- The company has extensive, enduring customer relations.

A success factor for Gambro is the company's culture of commitment and ownership.

Strategy

Gambro's overall strategy sets the direction and priorities that define the opportunity and risk profile of all the company's business activities. The strategy is used as the basis for deciding where to allocate resources to ensure the maximum long-term creation of value.

GAMBRO'S OVERALL STRATEGY

- Deliver on Gambro's core businesses – renal care, renal products, blood bank technology and therapeutics

- Provide outstanding capabilities for dialysis care – including associated products, therapies and service offering maximum user efficiency and dialysis treatment models that assure the consistent delivery of preeminent medical outcomes

- Provide outstanding capabilities for blood and cell-collection and processing – delivering products and services for the cost-efficient supply of safe, high-quality blood components and bringing automation to the whole blood market

- Reach global scale and presence in selected markets – maintaining a position of leadership in core markets (Europe and the U.S.), and focusing on Japan and emerging markets (Asia and Latin America)

- Take advantage of selected, innovative growth opportunities.



The shared values and beliefs of Gambro's many employees worldwide help us to cooperate with one another, with patients, and with other customers and stakeholders.

Excellent business performance
- Customer orientation
- Quality
- Leadership and initiative
- Performance ethic
- Results orientation
- Competency.

Cooperative spirit
- One global company
- Patient commitment
- Open and active communication
- Teamwork
- Respect and trust
- People development.

High ethics
- Honesty and integrity
- Good citizenship
- Dedication to the environment
- Courage.

The Gambro heritage – Gambro was founded in Lund, Sweden, in 1964 by the industrialist Holger Crafoord, who carried out the industrial development and marketing of the single-use artificial kidney invented by Professor Nils Alwall. Single-use artificial kidneys and dialysis machines began to be mass-produced in 1967, and in the 1970s the first plant outside Sweden was built in Germany. Publicly listed in 1983, Gambro gradually built its operations into a globally leading company in renal care, healthcare services, cardiovascular surgery and blood-component technology.

Gambro has acquired a number of companies with expertise in specific product areas, enabling it to broaden its product range. Acquiring the French Hospal company in 1987 gave Gambro access to the most advanced dialysis membrane in the world at the time. The revolutionary BiCart bicarbonate cartridge was introduced in the same year.

The acquisition of the American COBE operations in 1990 gave Gambro access to blood-component technology, including the Spectra blood separator and, later, a new system for collection of blood components, Trima. In 1992, Gambro expanded its operations by acquiring a majority stake in the American REN Corporation clinic chain. Vivra in the US – the world's third-largest dialysis-clinic chain – was purchased in 1997 and integrated with Gambro's American dialysis-clinic operations.

The Intensive Care and Anesthesia business area was sold in 1994, and the Cardiopulmonary Care business area was divested in 1999. In 1994, Incentive became the majority shareholder in Gambro. Two years later, Gambro became a wholly owned subsidiary of Incentive. At the same time, the streamlining of the Group toward medical technology continued, and in 1999 Incentive changed its name to Gambro.

What's in our name? – Gambro is an abbreviation of the Swedish "Gamla Brogatans Sjukvårdsaffär Aktiebolag", roughly translated "Old Bridge Street Medical Supplies Company Limited." The company was registered in Stockholm, Sweden in 1946. The name survived until 1953, when it was changed to AB Gambro. (AB is the Swedish equivalent of America's Inc., Britain's PLC or France's S.A.). AB Gambro was subsequently changed to "Tonårsfilm AB" (Teenagefilm), a company whose activities were described as "recording and distribution of motion pictures." This was the company that Swedish businessman Holger Crafoord acquired in 1958.

When Crafoord went ahead with the commercial production of Professor Nils Alwall's artificial kidney in 1964, Crafoord chose "Tonårsfilm AB" as the corporate entity for this new project, which was quickly renamed AB Gambro. The final shift to the present name took place in 1998 when the company's owner, Incentive AB, decided to rename itself Gambro AB. The return to Stockholm's "Old Bridge Street" was complete.

Gambro makes combined, important strategic steps: sells US clinics business and establishes strategic alliance with DaVita

The combination of the divestment and the strategic cooperation enables Gambro to focus and strengthen future growth and value creation based on its leading capabilities in medical technology products for blood and cell-based therapies, including dialysis. Going forward, Gambro will focus and build upon its leading position as provider of products for renal and intensive care, as well as in the blood components area. The alliance with DaVita in the renal products area is the key for Gambro in the U.S. market, and both confirms and strengthens our leading position.

Terms of the deal

Gambro has entered into an agreement to divest its dialysis clinics business in the U.S., Gambro Healthcare US, to DaVita Inc. Gambro Healthcare US has revenues of about USD 1.9 billion (SEK 14.1 billion) and includes 564 clinics with about 42,900 patients.

The total consideration (debt free) is about USD 3.05 billion (SEK 20.5 billion). The divestment results in a pre-tax capital gain of about USD 1.2 billion (SEK 8.1 billion) and net debt will be turned into a cash surplus of about USD 1.8 billion (SEK 11.8 billion). The capital gain will be recognized at the closing of the deal.

Gambro has also entered into a preferred supplier agreement and a strategic R&D alliance with DaVita. The agreement and the alliance are subject to closing of the divestiture of the U.S. clinics business.

Strategic alliance with DaVita

Gambro will be the preferred supplier of renal products to DaVita. DaVita will be the largest dialysis care provider in the U.S. – delivering dialysis care to about 96,000 patients. Gambro has also entered into a strategic alliance with DaVita in the field of both research and development of dialysis products and quality of care. Gambro Renal Products will strengthen its position as a globally leading provider of complete offerings of products and related services for renal care.

Closing of the deal

The divestment of Gambro Healthcare US is subject to the approval of relevant authorities. Closure of the deal is expected during the first half of 2005. After the divestment Gambro will consist of the three business areas: Gambro Renal Products, Gambro Healthcare (non US clinics) and Gambro BCT (Blood Component Technology). Revenues for current operations are about USD 1.8 billion (SEK 13.4 billion) and employees number is around 11,250. For more information about the agreement, se note 36.


Revenues by business area
Pre transaction
Post transaction[1]
8%
33%
59%
16%
13%
71%
Gambro Healthcare
Gambro Renal Products
Gambro BCT
Revenues by market
Pre transaction
Post transaction[1]
8%
31%
61%
18%
17%
65%
United States
Europe, Africa and Middle East
Asia, rest of the world

[1] 2004 pro forma, excluding Gambro Healthcare US.

Income statement

MSEK	Gambro pro forma* 2004	Total** (as reported) 2004	Gambro pro forma* 2003	Total*** (as reported) 2003
Revenues	**13,404**	**26,617**	**12,946**	**26,133**
EBITDA	**2,427**	**4,900**	**2,082**	**4,334**
margin, %	*18.1%*	*18.4%*	*16.1%*	*16.6%*
- Amortization goodwill	-117	-835	-123	-911
- Depreciation other	-1,253	-1,820	-1,262	-1,842
EBIT	**1,057**	**2,245**	**697**	**1,581**
margin, %	*7.9*	*8.4*	*5.4*	*6.0*
Financial net	332	-105	401	-51
EBT	**1,389**	**2,140**	**1,098**	**1,530**
Taxes	-601	-1,081	-552	-935
Minorities	-1	-74	-1	-67
Net Income	**787**	**985**	**545**	**528**
EPS	**2.28**	**2.86**	**1.58**	**1.53**

* Excl. Gambro Healthcare US running costs for the subpoena, subpoena settlement, internal sales, internal profits, and assumed interest on proceeds.

** Excl. Nonrecurring items, a charge to provide for settlement with the U.S. Department of Justice.

*** Excl. Nonrecurring tax gain 894 MSEK.

Diagram A

Earnings effect, excluding Gambro Healthcare US

The effect (at year-end rates) on consolidated earnings before tax (before hedging transactions) as a result of a one percentage increase in the value of the SEK

For numbers including Gambro Healthcare US see Diagram A, page 38


MSEK
10
5
0
-5
-10
-15
-20
EUR
USD
Other
Transaction effect
Translation effect

Group cash flow

MSEK	Gambro pro forma* 2004	Total** (as reported) 2004	Gambro pro forma* 2003	Total*** (as reported) 2003
Cash flow from operations	**2,656**	**4,623**	**2,421**	**4,013**
Capex, net	-1,276	-1,675	-1,691	-2,259
Operating cash flow	**1,380**	**2,948**	**730**	**1,754**
Acquisitions/divestitures	-48	-322	-19	+3
Cash flow before tax	**1,332**	**2,626**	**711**	**1,757**

* Excl. Gambro Healthcare US running costs for the subpoena, subpoena settlement, internal sales, internal profits, and assumed interest on proceeds.

** Excl. Nonrecurring items, a charge to provide for settlement with the U.S. Department of Justice.

*** Excl. Nonrecurring tax gain 894 MSEK.

Table 1

Earnings effect 2004, excluding Gambro Healthcare US

Currency	Translation effect Revenues	EBITDA	EBIT	EBT
EUR	-63	-13	-5	-4
USD	-21	-5	-3	-3
Other	-32	-2	0	1
Total	-116	-20	-8	-6

The effect (in MSEK) on the consolidated revenues, EBITDA, EBIT and EBT (before hedging transactions) as a result of a one percentage increase in the value of the Swedish krona.

For numbers including Gambro Healthcare US see Table 1, page 39

Balance sheet

SEK in billions	Gambro pro forma (Dec 31, 2004)	Total (as reported) (Dec 31, 2004)
Assets		
Intangible assets	0.7	10.4
Other fixed assets	8.3	9.2
Current assets	20.6	12.0
	29.6	31.6
Shareholders' equity and liabilities		
Shareholders' equity	24.1	18.1
Provisions/Minorities	0.7	2.3
Long-term liabilities	1.5	3.8
Current liabilities	3.3	7.4
	29.6	31.6
Net debt (+) / Net cash (-)	**-11.8**	**5.7**

Effects on exchange rate interest rate exposure

Due to the fact that Gambro Healthcare US represents more than half of the Gambro revenues, the USD exchange rate translation effects in the income statement will be significant. The translation effect on consolidated earnings before tax as a result of one percent increase in the value of the Swedish krona will decrease from MSEK -16 before the transaction to MSEK -6. There will be no exchange rate transaction effects as the US clinic business is local, with both revenues and costs in USD.

The divestment of the US clinics will have a strong impact on the Gambro financing structure. The net debt that is to a large extent USD denominated will be transformed into a net cash position approximately of SEK 11.8 billion when the proceeds from the divestments are received. The currency structure of the cash will be determined by the strategic and capital structure decisions being made. These decisions will also determine the future need for various credit facilities and to what extent current debt will be paid down. Positions in interest rate and currency derivatives may also be closed. This implies that in the current situation, the interest rate risk cannot be quantified. The proceeds from the divestment will be deposited in interest bearing instruments with low credit risk for a period of time, according to an investment policy decided upon by the Board of Directors. The requirements for counterpart risk monitoring will increase.

Time to seize business opportunities and pursue future growth

2004 was an extraordinary year for Gambro with strong growth, profitability and cash flow. We made the important strategic decision to increase the focus on medical technology and related services and consequently divested Gambro Healthcare US[1]. Strong business performance and finances provide a solid foundation for strategic choices and future growth.

Dear shareholder

Improving performance through growth, innovation and cost reductions, has been the dominant theme for the company in 2004.

A number of significant events took place. A major uncertainty was removed when Gambro Healthcare US reached a final agreement with the US Department of Justice to resolve the compliance and documentation investigation that originated in June 2001. Additionally, Gambro BCT acquired the sterile solution manufacturer Ivex to support further growth in the blood bank area. Gambro Renal Products expanded its intensive care business by acquiring the liver dialysis company Teraklin. Gambro also divested the remaining share in MacGREGOR in the final phase of shedding assets related to the previous company structure of Incentive.

Through the strategic step that the divestiture of the U.S. clinics represent[1], a sharpened platform for future growth and profitability has been created. The company is now concentrating on medical technology and related services. As a result of the strategic alliance with DaVita, Gambro will be the preferred supplier for the largest dialysis provider in the U.S. Our strong and focused core business and solid financial position enable us to explore opportunities such as further investment in the core business, innovation and development, geographic expansion and selective acquisitions.

2004 performance

The company's financial targets for 2004 included achieving a growth rate of 6 to 8 percent, and a growth in earnings and operating cash flow in excess of revenue growth. With revenue growth at 8 percent (currency adjusted), we are delivering results in the high end of our target range and above the overall market growth. Improvements have been made on all levels, which is clearly evident throughout the company's entire income statement, the cash flow and the net debt reduction.

2004 was a year of growth through innovation for us. Prismaflex, our new system for intensive care, was launched and well received by the market. Gambro also acquired Teraklin to build our intensive care business and enter the emerging field of liver dialysis.

The year 2004 marked a breakthrough for the Gambro BCT Trima Accel automated blood collection system, growing strongly by converting customers from previous systems and gaining acceptance in new markets. Growth for Trima Accel was particularly strong in Japan, making the country the second-largest market for Gambro BCT after the U.S. Gambro BCT also launched Elutra, a new platform for cell separation and other advanced cell-engineering applications. Navigant Biotechnologies also reached an important milestone when clinical trials showed a good recovery and survival rate among platelets treated with the Mirasol Pathogen Reduction Technology.

Our measures to improve medical outcomes at our clinics and to target non-government payers, have led to increased revenue per treatment and improved margins. The success of recently launched products such as the Gambro BCT Trima Accel, and the strong growth of the Polyflux synthetic dialyzer as well as the intensive care products, has led to a favorable product mix from a margin perspective.

Reducing costs has been a high priority throughout the company. For example, the clinics continue to decrease costs by standardizing processes. Gambro Renal Products has a number of cost efficiency programs including reducing overhead costs, discontinuing unnecessary product lines and increasing the efficiency of each step of production. Cost reductions from the closing of plants producing older generation dialyzers in Germany and Japan have started to materialize. The closures were announced in January 2004. We also revalidated the Navigant project (Pathogen Reduction Technology), focusing the scope of the project and reducing costs.

Profitability has improved in all business areas. The measures we have taken to reduce inventory and accounts receivable have resulted in improved working capital. Thus the cash flow generated from the business has been strong and the net debt has been reduced in spite of the substantial cash payment related to the U.S. Department of Justice settlement. We have secured long term financing for the business by establishing a revolving credit facility of USD 750 million.

Gambro has continuity in its management, which has also been further strengthened recently in selected areas of Gambro Renal Products, Gambro Healthcare International and Corporate Research. The future development of the company calls for accountability, firm leadership and the ability and courage to address challenges and seize opportunities. Gambro has a number of programs and activities in place to develop leaders to fulfill the company's needs today and tomorrow.

Outlook and strategic priorities

After the divestiture of the U.S. clinics has been finalized, the new starting point will be a more focused company, approximately half the size of the company before the transaction. Based on this, 2005 will be characterized by the strategic choices for growth.

On a **Gambro Group** level growth initiatives will be the main focus. The future challenge is to create a strongly growing portfolio with a well-balanced mix of mature and developing businesses. While maintaining the strong performance, a major task for the **Gambro Healthcare US** organization will be to finalize the filing and respond to the requirements of the U.S. Federal Trade Commission and close the deal with DaVita. **Gambro Healthcare International** will continue the performance improvement program that has already shown results in 2004. Strong growth is expected to continue, and improving business efficiency will be key, focusing on standardization, education and training, as well as patient and staff scheduling. For **Gambro Renal Products** the most important task at hand is to capture growth through an increased share of new and innovative products and emphasis on emerging markets. Starting to deliver products to DaVita under the terms of the strategic alliance will provide additional growth but also new requirements for the organization. In 2005 the project to establish a new synthetic dialyzer plant in North America will start as announced in December 2004. The new plant will further strengthen Gambro's position in the North American markets. The performance improvement will continue, reducing cost and promoting a mindset of continuous improvement. After an excellent year of growth and profitability improvement **Gambro BCT** will continue to capitalize on current and coming innovations. The task for BCT will be to deliver more of the same, strengthening its position in new geographic areas and in new business segments.

The completion of the Gambro Healthcare US transaction[1] will give Gambro the financial capacity to make major strategic moves. We will continue to develop and improve our current business and we are devoting substantial resources to ensuring future sources of growth and earnings. These sources are categorized in four major areas: core business, innovation, geographic expansion and selective acquisitions.

Naturally, our **core business** has a high priority. We will secure growth through investment in new production capacity and cost-efficiency measures and processes. We plan to reinforce Research and Development and devote resources to developing areas adjacent to our core business through **innovations** in areas such as intensive care, cell therapies, and blood safety (Navigant Biotechnologies).

Expansion into new geographic areas is also one of our key priorities, but we will make sure any expansion meets our defined requirements for successful business. A process of screening potential **acquisition** targets is ongoing. We are considering a number of acquisitions related to our core business and related areas, to expand and strengthen geographic presence or to support innovation. The next three years require rapid and disciplined execution of plans, efficient delivery of new products from the innovation pipeline, securing commercialization of



R&D investments, and last but not least, making the right strategic choices.

I am proud to be part of an organization that has delivered such an extraordinary performance during recent years. I am confident that we will be able to handle the tasks at hand and reach our ambitious targets.

Sören Mellstig
President and CEO

(1) The transaction is contingent upon anti-trust approval from the U.S. Federal Trade Commission

Gambro overview 2004

2004 has been an extraordinary year for Gambro. Growth has been strong, profitability and cash flow improved and net debt reduced in spite of the subpoena settlement payment. In addition we have started the strategic realignment of the company.

The Board of Directors and the President of Gambro AB (publ), Corp. Reg. No. 556041-8005, domiciled in Stockholm, hereby submit their Annual Report and consolidated financial statements for fiscal year 2004. The financial performance, business conditions *and anticipated future development of each business area are described on the following* pages in this Annual Report. Comments on the financial performance of the Group are provided in relation to the income statements, balance sheets and cash flow statements, (page 40–44).

Parent company

Gambro AB's parent company operations consist of Group management functions. While the parent company does not have any branch offices outside Sweden, the Group has branch offices in three countries. Their effect on the Group's earnings and position is insignificant. Beginning in 2005, Gambro will report according to International Financial Reporting Standards (IFRS). Major differences in accounting principles and the company's preparations for the transition are described on page 47, note 1.

Key financials Gambro Group (excluding nonrecurring items)

	2004	2003	nominal	currency adjusted
Gambro group revenues, MSEK	26,617	26,133	+2%	+8%
Number of employees	21,279	21,193	0%	
EBITDA, MSEK	4,900	4,334	+13%	+20%
EBITDA margin, %	18.4	16.6		
EBIT, MSEK	2,245	1,581	+42%	+50%
EBIT margin, %	8.4	6.0		
Net income, MSEK	985	528	+87%	
Operating cash flow, MSEK	2,948	1,754	68%	
Earnings per share, SEK	2.86	1.53	+87%	

EBITDA: Earnings before interest, taxes, depreciation and amortization
EBIT: Earnings before interest and taxes

Financial highlights 2004

- **Revenues** for the Gambro group increased by 8 percent currency adjusted compared to 2003, well in line with the company's outlook of 6-8 percent growth for the year. The objective was reached through organic growth.
- **Operating margin** (EBITDA-margin), excluding nonrecurring items, was improved to 18.4 percent (16.6 percent), as a result of the improved profitability in all business areas.
- **Financial net** at MSEK -104 (-51). Other financial items, for both 2003 and 2004, included exceptionally high interest gains as a result of realization of derivatives.
- **Earnings before tax** improved by 40 percent.
- **Earnings per share** at SEK -3.47 (4.13); SEK 2.86 (1.53) excluding nonrecurring tax effects and a charge recorded to provide for a settlement with the U.S. *Department of Justice*. Pre-tax MSEK 2,672, after tax MSEK 2,181. Positive tax effects was included in 2003.
- **Operating cash flow (excluding nonrecurring items)** 2004 was improved to MSEK 2,948 (1,754). The strong cash flow was primarily a result of improved profitability in core business and fewer investments.
- **The net debt** was reduced by MSEK 126 to MSEK 5,675 since January 1, 2004.
- **Dividend proposal for 2004** SEK 1.30 (1.10) per share.
- **Agreement signed** to sell U.S. clinic business to DaVita.
- **Proposed distribution** to shareholders of SEK 29.00 per share through split and redemption, subject to closing of the divestiture of the U.S. clinics business.



Operating margin (EBITDA)*


%
20
15
10
5
16.3
16.6
18.4
2002
2003
2004

* Excluding nonrecurring items.

Earnings before tax*


MSEK
2,500
2,000
1,500
1,000
500
1,063
1,530
2,140
2002
2003
2004

* Excluding nonrecurring items.

Earnings per share


SEK
5
4
3
2
1
0
-1
-2
-3
-4
1.78
1.05
4.13
1.53
2.86
-3.47
2002
2003
2004

EPS (excl. nonrecurring)
EPS (incl. nonrecurring)

Net debt


SEK billions
-2
-4
-6
-8
-10
-8.4
-5.8
-5.7
2002
2003
2004

Significant events of 2004 announced through press releases

January

- Gambro announces the closing of its non-synthetic dialyzer plants in Dransfeld, Germany and Koga, Japan by the end of June.
- Gambro is applying its Mirasol pathogen reduction technology to platelets and red blood cells. The development focus for 2004 will be on the programs most likely to support Gambro BCT for specified products and geographical markets (see page 26).

April

- Gambro BCT acquires the assets of Ivex Pharmaceuticals Limited (Ivex). Ivex develops and manufactures sterile solutions for the pharmaceutical and medical device industry. The superior R&D and operational capabilities of Ivex will support Gambro BCT's future solution needs for automated whole blood processing and pathogen reduction technology in blood banks (see page 26).

June

- Gambro signs a MUSD 750 revolving credit facility with a term of five years. The facility will be used to refinance Gambro's current USD 1 billion revolving credit facility (see page 37).

July

- Navigant Biotechnologies, Inc. announces positive results of a clinical trial demonstrating the recovery and survival of platelets treated with its Mirasol Pathogen Reduction Technology for removal of blood-borne pathogens (see page 26).
- Gambro Healthcare US reaches a preliminary understanding with the U.S. Department of Justice to resolve matters raised as a consequence of the subpoena received in June 2001 (final agreement in December 2004).

August

- Navigant Biotechnologies, Inc., announces that the U.S. Department of Defense has awarded an additional MUSD 2 grant to continue to develop and test its Mirasol Pathogen Reduction Technology for applications improving the safety and availability of transfused blood for U.S. Armed Forces (see page 26).

September

- Gambro launches Prismaflex, a new system for the treatment of acute renal failure and fluid management. The system succeeds Gambro's existing offering, Prisma (see page 19).
- Gambro acquires the business of Teraklin AG, Germany, and expands its intensive care business into the extracorporeal treatments for liver support and dialysis (see page 19).
- Gambro AB and one of its U.S. subsidiaries, Gambro Renal Products, Inc., are served with a complaint in Florida state court seeking to certify a class action by former owners of publicly traded stock in REN Corporation-USA (REN) (see page 64, note 32).

November

- Gambro Inc., Gambro Healthcare Inc. and Gambro Healthcare Laboratory Services Inc. receive identical subpoenas from the U.S. Department of Justice requesting documents relating to their operations. Gambro agrees with the government to significantly narrow the subpoenas, at least for the time being, to issues relating only to parathyroid hormone (PTH) testing (see page 64, note 32).

December

- Gambro Healthcare US, reaches a final agreement with the U.S. Department of Justice to resolve the investigation stemming from June 2001. The final agreement confirms the preliminary understanding announced in July 2004. The provision of MSEK 2,672 (MUSD 355) set aside in the second quarter 2004, covers for the payment of the settlement amount. The investigation focused on compliance and documentation issues.
- Gambro and Industri Kapital announce the divestment of the co-owned marine cargo company MacGREGOR to Kone Corporation for a consideration (debt free) of MSEK 1,650. The sale results in a capital gain for Gambro of about MSEK 400, which will be recognized at the closing of the deal (see page 65, note 35).
- Gambro enters into an agreement to divest its dialysis clinics business in the U.S., Gambro Healthcare US, to DaVita Inc. The total consideration (debt free) is about USD 3.05 billion (SEK 20.5 billion). The divestment results in a pre-tax capital gain of USD 1.2 billion (SEK 8.1 billion), which will be recognized at the closing of the deal. Gambro also entered into a preferred supplier agreement and a strategic R&D alliance with DaVita (see page 4).
- Gambro announces the coming construction of a new manufacturing plant for synthetic dialyzers in North America, to increase its production capacity by 10 million dialyzers annually. The construction project will start in 2005 and will take about three years (see page 19).
- From January 1, 2005 Gambro will apply the International Financial Reporting Standards (IFRS) approved by the EU. The accounting of goodwill, stock option programs and financial instruments are the areas in which there are significant differences between current reporting and IFRS for Gambro (see page 47, note 1).

Gambro outlook 2005 (at constant currencies)

For 2005 the company is expecting revenue growth in the range of 6-8 percent. Gambro will target growth in earnings and operating cash flow in excess of revenue growth for 2005. The strategic steps taken in 2004 by selling the U.S. clinics and establishing a strategic alliance with DaVita have sharpened the platform for future growth and profitability. The strategic plans for the business areas remain valid but measures are now being taken to create additional growth on top of the current plans. The agendas for each of Gambro's business areas are stated below, and they are the base for the overall Group objectives.

Gambro Renal Products

Growth and profitability (at constant currencies): The objective is to achieve revenue growth in the range of 3-5 percent and improve the operating margin.
Market objectives: Focus on business development activities in the U.S. and high-growth markets such as Greater China, while maintaining and further developing a strong position in more mature markets.
Priorities: Growth and operational excellence.

Gambro Healthcare (excluding Gambro Healthcare US)

Growth and profitability (at constant currencies): The objective is to reach revenue growth of 10-15 percent of which approximately 2/3 will be organic. Operating earnings growing at a slightly higher rate than revenues.
Market objectives: Focus on organic growth and selective acquisitions.
Priorities: Standardizing supplies and services to reduce costs, staff training programs across clinics and markets, productivity improvement by enhanced patient and staff scheduling capability.

Gambro BCT

Growth and profitability (at constant currencies): The objective is to reach revenue growth of about 10-12 percent in 2005, while protecting operating margins.
Market objectives: Geographic expansion in Asia and Eastern Europe.
Priorities: To meet the key milestones in research and development and to invest in the people, processes and infrastructure necessary to support the new product launches. Expand the business in whole blood processing and cellular therapies.

The renal and intensive care market

Dialysis, the cleaning of the blood by artificial means, saves the lives of a growing number of patients every year. Innovation in the field of dialysis is essential and the global industry providing dialysis is becoming more consolidated.

Kidney (renal) dialysis was the world's first extracorporeal therapy, or therapy treating organ failure outside the body. Renal dialysis remains vital to a growing number of patients around the world and the only alternative today, kidney transplantation, is precluded for most patients due to a shortage of donor organs. Dialysis technology is also being developed for new applications such as liver dialysis and the emerging field of extracorporeal therapies being developed to remove other fluids and toxins from chronically and acutely ill patients.

The number of renal dialysis patients is growing steadily. In markets such as the U.S., Europe and Japan, with larer elderly populations and rising rates of affluence, and with that increased incidence of lifestyle-related conditions such as diabetes and hypertension, the number of patients is increasing by 3-4 percent a year. In countries with larger populations and fast-developing economies like China and India, patient growth is increasing by 8-10 percent a year.

Dialysis service market

The global market for dialysis services, including clinics and treatments, is worth SEK 294 billion (USD 40 billion).

Service customers

The customer in the renal care industry is the dialysis patient, who receives treatment, and the payer, whether this is a government, an insurance company or a managed care organization.

Service competitors

The worldwide renal services market is fragmented with the top ten private providers treating less than one-quarter of the patients. In the U.S., however, four major dialysis chains, including Gambro, account for more than 60 percent of the market.

Service market trends and outlook

The number of patients is growing and an increasing number of countries are permitting private dialysis clinics, contributing to industry growth. In most major markets governmental health insurance programs provide reimbursement for the vast majority of dialysis treatments. After several decades of increasing resources being directed

Market shares, dialysis chains, December 2004

	Global patients	%	U.S. patients	%	Europe patients	%	Rest of the world patients	%
Fresenius Medical Care	124,000	9	84,500	27	21,000	8	18,500	2
DaVita	54,000	4	54,000	17				
Gambro	53,950	4	42,900	14	7,400	3	3,650	<1
Renal Care Group	30,000	2	30,000	9				
Kuratorium	16,900	1			16,900	6		
Dialysis Clinic Inc	12,100	<1	12,100	4				
Baxter RTS	7,600	<1			2,100	<1	5,500	<1
Patienten-Heimversorgung	5,000	<1			5,000	2		
Satellite, American Red Cross	4,800	<1	1,800	<1			3,000	<1
Braun Eurocare	4,000	<1			4,000	1		
Subtotal Major Chains	312,350	23	225,300	71	56,400	20	30,650	4
Other care providers	1,030,500	77	91,700	29	222,100	80	716,700	96
Dialysis patients per region	**1,342,850**	**100**	**317,000**	**100**	**278,500**	**100**	**747,350**	**100**

Market shares, dialysis products 2004, %

	Hemodialysis	Peritoneal dialysis	Renal Intensive Care	Total dialysis products
Gambro	21	2	50	17
Baxter	8	71	10	24
Fresenius Medical Care	33	17	9	28
Other care providers	38	10	31	31

Kidney failure and dialysis

There are several different reasons for kidney failure, but the leading causes are glomerulonephritis, (i.e. inflammation of the glomeruli in the kidney), longstanding diabetes and hypertension, which account for between half and three-quarters of the patients. Except for these, there are many other causes that might lead to acute or chronic renal failure.

Acute renal failure may be a temporary problem. The reason for this condition could be diminished blood supply to the kidneys, obstructed urine flow or traumatic damage to the kidneys, e.g. as a result of major surgery or a car crash. After acute treatment, usually with some sort of continuous or intermittent renal replacement therapy, the kidneys may recover or the patient may need to be transferred to dialysis for chronic failure.

Chronic renal failure can be the result of a gradual decrease in the function of the kidneys over a long period of time. In these situations, the kidneys are irreversibly damaged, and their function will never recover. An End Stage Renal Disease (ESRD) patient requires renal replacement therapy such as kidney transplantation or dialysis to survive.

into healthcare, government policies in the western world are now characterized by efforts to stop increases or reduce expenditure. Reimbursement is strictly regulated, while costs for personnel and vital pharmaceutical products are increasing, requiring continuous efficiency improvements in the industry.

Dialysis product market

The market for renal care products is characterized by a stable year-on-year increase that is essentially unaffected by economic fluctuations. The total value of the market is approximately SEK 59 billion (USD 8.0 billion). The global industry for renal products has a stable annual value growth of 3-4 percent a year. The market is subject to annual average price pressure of 2-3 percent.

Product customers

In most countries the customers of renal products companies are mainly dialysis clinics operated by public hospitals, as the world market for dialysis is still very regulated. Private international dialysis chains, local dialysis clinics, and hospitals are also important customers. The customers for intensive care products are intensive care units or the emergency rooms at hospitals.

Product competitors

For the renal products industry the long-term trend is globalization and consolidation, from many local and regional players to three big, global companies with some 70 percent of the market. In the industry segment developing and producing renal care products the three largest competitors are German-based Fresenius Medical Care, Baxter of the United States and Gambro, which together supply two-thirds of the world market.

Product market trends and outlook

Increased customer cost consciousness is driving efficiency efforts in the industry. Innovation aimed at improving dialysis and the dialysis delivery process is increasingly competitive, patient-centered and aiming at developing complete care systems and solutions as opposed to single products. Initiatives like the Gambro clinic mapping project measure, evaluate and benchmark the entire dialysis process in clinics in order to learn how to best optimize treatment systems and products for patients and the caregivers treating them. The renal service and healthcare sectors are playing an increasingly active role in renal product development. Physician and clinic input has been an important part of the development of all new products and systems launched by Gambro Renal Products in 2004.

Acute renal failure, caused by for example diminished blood supply to the kidneys, obstructed urine flow or traumatic damage to the kidneys, requires continuous renal replacement therapy. Increasingly healthcare professionals are recognizing that renal intensive care requires specific, specialized technology; and consequently this is a growing sector of the renal market.

An emerging application of dialysis is in the field of liver failure. Acute liver failure is treated in an intensive care unit using for example the MARS system, developed by the German company Teraklin that was acquired by Gambro in 2004. The liver dialysis market is in an early development stage and has the potential to grow very quickly, due largely to the dramatic increase in hepatitis C-related chronic liver disease.



Hemodialysis

The blood is conducted via blood lines outside the body, through the dialyzer, where the purification takes place. Waste products are transported from the blood through the membrane and carried away by dialysis fluid. Hemodialysis usually involves treatments that last three to five hours, three times a week and can be performed either in specialized clinics, hospital units, in self-care centers or at home. About 89 percent of all dialysis patients are treated with hemodialysis.



Peritoneal dialysis

Peritoneal dialysis differs from hemodialysis in that the blood is treated without being removed from the body. Instead, the cleansing fluid is brought into the patient's abdominal cavity, where the peritoneum acts as a dialysis membrane. Dialysis fluid, sterile medical lines and in some cases a PD machine like the Gambro Serena are used for the treatment that is often managed by the patient at home.



Renal intensive care

Renal intensive care is given to a patient suffering from acute renal failure. Acute renal failure can be caused by diminished blood supply to the kidneys, obstructed urine flow or traumatic damage to the kidneys caused by for example major surgery or a car crash. Acute renal failure is treated with continuous renal replacement therapy, usually at the intensive care unit in a hospital.

Gambro Healthcare

- Gambro Healthcare is one of the world's leading providers of kidney dialysis services and offers a full range of hemodialysis services, peritoneal dialysis programs and acute care.
- In December 2004, Gambro announced it would divest all 564 of its U.S. clinics to DaVita. After the divestment has been finalized the company will provide care to about 11,050 patients at 144 clinics in Europe, South America, Asia and Australia.





Strategy

- Operational excellence in dialysis processes, delivering the best medical outcome by utilizing the most efficient process to preserve and attract new patients
- Focus on organic growth and selective acquisitions
- Be an attractive employer
- Cultivate the company's good relations with the healthcare community
- Improve revenues per treatment and develop related sources for revenues.

Gambro Healthcare International's (non-U.S. business) Financial Objectives 2005 (at constant currencies)

- Revenue growth of 10-15 percent
- Operating earnings growing at a slightly higher rate than revenues.

Future prospects

The renal care market is growing steadily at a rate of about 3–4 percent from year to year in developed makets and with a higher rate in emerging markets. Gambro Healthcare International is well positioned to further enhance its position in the market through continuous organic growth, selective acquisitions and improved profitability. The company is expecting increased demand for a more holistic approach, i.e. for renal care expressing a continuum of care, improving the health of the patient and decreasing mortality. To an ever-greater degree, Gambro Healthcare International will focus on pre-dialysis care and the delivery of optimal dialysis and evidence-based treatments, while developing new dialysis delivery models at the same time.

Throughout 2004 Gambro Healthcare continued to improve its performance operationally, medically and financially. In December Gambro made combined important strategic steps through the announcement to divest the U.S. dialysis clinics business and establish a strategic alliance with DaVita.

Financial performance 2004

Gambro Healthcare performed well financially maintaining a positive profit and revenue momentum in the upper range of the business area's target for 2004. Significantly improved revenues per treatment in the U.S., from USD 265 to USD 288 in average revenue per treatment, and good patient growth in the clinics outside the U.S. contributed to currency adjusted revenue growth of 10 percent, to MSEK 15,797 (MUSD 2,149). The revenue growth target set for the year was 6-8 percent currency adjusted. In the U.S. a 1 percent non-acquired treatment growth was posted for the year, and 6 percent in the non-U.S. business. Earnings before interest, tax, depreciation and amortization (EBITDA) increased by 12 percent to MSEK 2,810 (MUSD 382), while the EBITDA margin improved to 17.8 percent. The strong performance in earnings was a result of strong revenue growth and cost management.

In line with a strategy of pursuing organic growth and very selective acquisitions, just 1 (4) clinic was acquired during 2004, while 15 (17) clinics were divested or closed and 18 (24) new clinics were opened during the past year.

Highlights of the year

In December 2004, Gambro announced that it would divest all 564 of its U.S. clinics to DaVita, creating the largest dialysis care provider in the country delivering dialysis to about 96,000 patients. Gambro has entered into a strategic alliance and will be DaVita's preferred supplier in the area of renal products, subject to closing of the divestiture of the U.S. clinics business. The companies will also have a strategic alliance in the area of R&D. The divestiture follows a year of improving patient outcomes and a positive profit momentum for Gambro Healthcare US.

Gambro Healthcare US reached a final agreement with the U.S. Department of Justice resolving an investigation that began in June 2001. The investigation covered a period dating back to 1991 and focused on compliance and documentation issues. The quality of care Gambro provides was never in question. The final agreement set aside MSEK 2,672 (MUSD 355), after tax MSEK 2,181 to cover for payment of the settlement amount. For more details about the investigation and the settlement see page 9.

2004 has been a positive year for Gambro Healthcare International. The clinic business outside the US, has continued to successfully differentiate itself through its ongoing commitment to quality assurance and benchmarking and improvement of its medical outcomes. In 2004, the business area established a strong, positive trend with four consecutive quarters of solid organic growth and earnings. Good overall treatment growth enabled the business area to leverage positively on its existing capacity. The company experienced reimbursement in-

Key data

	2004	2003	nominal	currency adjusted
Percent of Gambro's total revenues, %	59	60		
Revenues, MSEK	15,797	15,701	+1%	+10%
No. of employees	12,643	12,719	-1%	
EBITDA, MSEK	2,810	2,520	+12%	+22%
EBITDA margin, %	17.8	16.0		
EBIT, MSEK	1,346	978	+38%	+51%
EBIT margin, %	8.5	6.2		

EBITDA: Earnings before interest, taxes, depreciation and amortization.
EBIT: Earnings before interest and taxes.


Revenues 2000–2004
MSEK
20,000
15,000
10,000
5,000
0
2000
2001
2002
2003
2004

Revenues by market 2004

- United States 90%
- Europe, Africa, Middle East 9%
- Asia, rest of the world 1%

creases in several countries, which also contributed to the positive development. Highlights for 2004 include the business area's strong expansion in Poland, growing from treating some 300 patients at the end of 2003 to 600 patients in 10 clinics by the end of 2004.

Future healthcare opportunities

Gambro sees opportunities for selected acquisitions and growth in new markets, plus the chance to build further on synergies with Gambro Renal Products. Gambro Healthcare will focus on continuing to drive its operational and business excellence. While the challenges facing the renal industry vary from country to country, one common challenge faces all global dialysis providers - the need to deliver more for the same reimbursement per treatment.

Standardizing excellence

Gambro Healthcare International has identified standardization, education and training, and patient and staff scheduling as key strategies. This will enable it to differentiate itself, keep improving its internal processes and deliver more and higher quality of dialysis to its patients in an increasingly challenging healthcare and reimbursement environment.

Standardizing its products and services will ensure across-the-board world-class equipment, supplies and services for patients at reduced cost for the company.

In 2005 Gambro Healthcare International will invest in a program of standardized staff training across clinics and markets, helping staff deliver the same excellent level of dialysis care and operate at the same level of operational efficiency no matter where they are. As well as driving continuous quality improvement, the training and education program will help build staff loyalty, keeping valuable competence with the business area in a competitive labor and healthcare market. Patient and staff scheduling is key to increasing clinic operational efficiency.

Challenges

- To counteract cost increases outside the company's control
- To deliver more for the same or lower rate of reimbursement
- To meet increasing regulation and documentation demands.

Opportunities

- Develop joint strategic initiatives between Gambro Healthcare and Gambro Renal Products
- Use clinical infrastructure to increase the range of services and increase revenue per clinic
- Increase clinical efficiency by standardization, education and training, and optimized patient and staff scheduling
- Participate in the development of renal care in emerging markets.

Gambro Healthcare US, revenue per treatment *


USD
300
275
250
225
200
Q1 2003
Q2 2003
Q3 2003
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004*
Laboratory
Dialysis treatment

* Excluding one-off items.

Gambro Healthcare Geographical data

Number of clinics	2004	2003
U.S.	564	562
Rest of the world	144	142
Total	**708**	**704**
Number of patients		
U.S.	42,900	43,350
Rest of the world*	11,050	10,250
Total	**53,950**	**53,600**
Number of treatments in consolidated clinics (thousand)		
U.S.	6,582	6,563
Rest of the world	1,480	1,369
Total	**8,062**	**7,932**

* Updated definition of patients treated in clinics with management contracts in the business area Gambro Renal Products.







Larry C Buckelew
President and CEO,
Gambro Healthcare US

Has 2004 been a good year for Gambro Healthcare US? What do you consider the year's highlights?
Larry C Buckelew, President and CEO, Gambro Healthcare US, says:
There were two big, obvious highlights, both occurring in December—the settlement of the three-and-a-half-year Department of Justice investigation and the sale of the business area to DaVita, pending approval by appropriate federal authorities. But having said that, I think the ultimate accomplishment was the success we have had over the past four years that has made those two big highlights possible. In our area of greatest importance and priority—providing quality healthcare to our patients—we've made tremendous strides, greatly improving patient outcomes, particularly in anemia management. In the area of employee care, we've also greatly improved our numbers, increasing retention rates to industry-leading levels. In operational efficiency, our cost per treatment is as low as any of the major chains, while at the same time, we have significantly increased revenues per treatment to a level similar to other leading dialysis providers.



Bo-Inge Hansson
President,
Gambro Healthcare
International

What do you consider the highlights of 2004 to be?
Bo-Inge Hansson, President Gambro Healthcare International, says:
2004 has been a turnaround year for us. Hard work and commitment to productivity, organic growth and managing costs have created a positive trend in our operational and financial performance. Highlights include a good overall treatment growth that has enabled us to make the most out of our existing capacity. In addition our expansion in Poland has been very exciting and successful.

What about the opportunities facing Gambro Healthcare outside the U.S. in 2005?
We need to take a step up, doing what we have already done but at a higher professional level. In addition to our three strategic initiatives mentioned earlier, I expect to see growth in certain countries like Poland and France.

What are Gambro Healthcare International's priorities for 2005?
The challenges facing our industry vary from country to country but one common challenge faces us all - we now have to deliver more for the same or lower rate of reimbursement per treatment. For all of us this calls for a new way of thinking, the three platforms of our strategy can help us, standardization, education and training and optimized scheduleing. Standardizing our equipment, supplies and purchased services will help us reduce costs. In education and training, we will invest in a comprehensive program of staff training across our clinics and markets in 2005. The training program will help our staff operate at the same excellent level of operational efficiency no matter where they are. It will drive continuous quality improvement and reduce the risk of non-compliance. In a competitive labor market it will help us keep our most talented people and recruit new ones. In patient and staff scheduling, a key capability for optimal clinic productivity, we aim to improve mainly through training but also by implementation of a newly developed, highly customized software tool.

World-class quality and medical outcomes

In 2004 Gambro Healthcare continued to invest in quality of care and patient outcomes. With ongoing clinic performance-measurement programs and standardized staff training, Gambro Healthcare delivers world-class outcomes around the world.

World-class medical outcomes and quality of care are what differentiate Gambro Healthcare clinics, no matter where in the world they are located. In 2004 Gambro Healthcare focused on ongoing improvement of its medical outcomes. For Gambro Healthcare, 2004 was a year of mapping, analysis, benchmarking and evaluation as a part of projects to improve medical outcomes, quality of care and operational performance. These projects strengthened the culture of continuous quality improvement shared throughout Gambro Healthcare clinics.

Care-quality organization strengthened

In 2004 Gambro Healthcare US strengthened its management with 40 professionals committed full-time to looking at ways of improving medical outcomes at a clinic level. The new teams carry out field studies, monitor outcomes and use internal benchmarking and patient scorecards to drive quality standards and optimize patient treatments.

Treatment mapping and clinical performance measures

In 2004 Gambro Healthcare continued to carry out a detailed mapping and evaluation process of the quality of its dialysis delivery process, including patient outcomes all over the world. The process produces a rich database including a number of outcome parameters that Gambro Healthcare will use to improve patient care, make the best use of its resources and continuously benchmark its medical and operational performance. The database provides Gambro Healthcare with a comprehensive picture of its performance country-by-country, region-by-region and clinic-by-clinic, allowing it to benchmark and rank performance, outcomes and operations quickly and effectively.

Treatment mapping and analysis offers clinics a detailed and reliable tool for increasing internal efficiency and cost effectiveness. It also allows them to play an influential role in research and product development.

Continuous quality improvement

The challenges facing dialysis clinics can vary from country to country but in today's renal healthcare landscape one common challenge faces them all: how to deliver more and better treatment for the same rate of reimbursement.

To keep meeting this challenge Gambro Healthcare remains committed to upholding a robust culture of world-class quality of care and continuous quality improvement. In 2005 Gambro Healthcare will invest in a large program of staff training across its markets, helping staff operate at the same level of operational efficiency no matter where they are, driving continuous quality improvement and building staff loyalty in an increasingly competitive healthcare labor market.

Gambro patient outcomes

Gambro documents and analyzes the results of each treatment. This is an important routine to measure the quality of care. Patient outcomes vary between countries due to healthcare traditions, policies and forms of financing.

Kt/V *is one method of assessing the dose of dialysis delivered. Most national standards recommend a minimum Kt/V of 1.2 in a thrice-weekly dialysis schedule.*

Hemoglobin is the iron-containing protein in red blood cells that transports oxygen in the body. Hemoglobin is used as a marker of anemia management. The current target for hemoglobin in dialysis patients according to K/DOQI guidelines is 11-12 g/dl. An anemia management program was started during 2002 in the U.S. and has provided substantial added value to patient treatment and improved hemoglobin levels. Gambro Healthcare's anemia management efforts are focused on improving patient hemoglobin levels, especially those that are below 11 g/dl.

Albumin is the major plasma protein responsible for much of the plasma colloid osmotic pressure, as it cannot pass the wall of blood vessels. In dialysis patients, serum albumin is used as a marker of nutrition but also of inflammation. A serum albumin concentration of >3.5 g/dl is generally defined as adequate, although the target value depends on the analysis method used.


Kt/V ≥ 1.2
%
92
90
88
86
84
82
2002
2003
2004


Hemoglobin ≥ 11 g/dl
%
86
82
78
74
70
66
2002
2003
2004


Albumin ≥ 3.5 g/dl
%
92
88
84
80
76
72
2002
2003
2004

The data presented here include only hemodialysis patients (not peritoneal dialysis patients).


United States
Europe





Demographics of Gambro Healthcare's patients (averages, September-December 2004)

	U.S.	Europe	Note
Age, years	61	62.6	The average age varies by country in the range of 53 to 66 years.
Time on dialysis, years	2.9	4.5	The length of time on dialysis is a function of the mortality rate and of the transplantation rate.
Weight, kg	77.5	66.3	Average body weight of the patients differs significantly from country to country. The prescription of dialysis is dependent on body weight; the bigger the patient, the more individualized the treatment has to be in order to provide adequate dialysis.
Diabetes as a cause for End Stage Renal Disease, % of the patients	31	18	In many countries diabetes is the most frequent cause of End-Stage Renal Disease.

Gambro Renal Products

- Global leading player in chronic and acute renal and liver products, with strong brands, high quality products and a worldwide market presence
- Strong tradition of innovation and product development
- Provides products, therapies and services under the Gambro and Hospal brands
- Production facilities in 11 countries, sales activities in more than 100 countries, including sales companies in over 40 countries.



The picture shows synthetic membrane spinning in Hechingen, Germany. The membranes are used in the Polyflux® dialyzer.

Strategy

- Gambro Renal Products' strategy is to deliver profitable growth through increased capacity for high-demand products, price and product portfolio management and increased efficiency in its production organization
- Shift from a complex to a more concentrated product range based on common technology platforms
- Market-driven innovation, focused on user-efficiency and treatment outcomes
- Continue to build strong partnerships with large customers, i.e. major chains, across the world
- Consolidate strong position in Western Europe and expand, especially in the U.S., Latin America, Eastern Europe and Asia Pacific regions.

Gambro Renal Products financial objectives 2005 (at constant currencies)

- Revenue growth of 3-5 percent
- Improved operating margin.

Future prospects

Gambro Renal Products has favorable prospects for a healthy growth rate and to improve its margins. Both the increased focus on support and new services, and to increased cooperation with Gambro Healthcare International and with DaVita, are contributing factors. The company has invested wisely for the future and has a strong product range. Attractive new products will be launched during the next few years.

A series of new product launches, strong growth in the intensive care arena, a performance improvement program showing clear results and the announcement of the building of its first synthetic dialyzer plant in North America: 2004 has been a year of action, innovation and execution for Gambro Renal Products.

Financial performance 2004

Revenues for 2004 increased by 4 percent currency adjusted to MSEK 10,027 (MUSD 1,364). Growth for renal intensive care disposables continued to be strong, as did the growth for synthetic dialyzers. The sales trend was favorable, especially in the U.S. and emerging markets, such as China, Eastern Europe and South America. Internal sales to Gambro Healthcare accounted for 12 percent of the total sales of Gambro Renal Products.

Operating earnings margin (EBITDA) was higher at 18.2 percent compared with 17.1 percent last year. The improved margin is due to a favorable product and market mix and a result of firm cost control.

Business highlights 2004

Gambro Renal Products has focused on strengthening its leadership mainly in two key areas: high-performance synthetic dialyzers for hemodialysis, in the field of chronic kidney disease, and dialysis therapies specially designed for intensive care units. In 2004 the company made important breakthroughs in both key areas. Another business highlight in 2004 was the announcement in December that Gambro would divest all U.S. clinics to DaVita and enter into a preferred supplier agreement (subject to closing of the divestiture of the U.S. clinics business) that will give Gambro Renal Products the opportunity to deliver the majority of the products to the combined DaVita and Gambro Healthcare US clinics. The companies will also have a strategic alliance in the area of research and development. DaVita will, after the acquisition of Gambro Healthcare US clinics, be the largest dialysis care provider in the U.S. with approximately 96,000 patients.

Leadership in synthetic dialyzers

Demand for synthetic dialyzers has increased 10-15 percent annually in recent years, compared with falling demand for the previous technology generation, cellulosic dialyzers. Due to the technology shift Gambro has made investments and taken investment decisions that will result in a total production capacity of approximately 30 million synthetic dialyzers per year.

In 2004 significant steps were taken to strengthen Gambro Renal Products' position in the area of synthetic dialyzers. Two manufacturing plants for cellulosic dialyzers were closed and in December Gambro announced the decision to build a manufacturing plant for synthetic dialyzers in North America to increase the production capacity by ten million units annually. The construction of the plant is expected to be finalized within three years.

Strategic steps in intensive care

In 2004 Gambro Renal Products strengthened its leadership in dialysis technology for acute organ-failure situations. The new Prismaflex system and disposable set was launched, and a new business line has been created internally devoted solely to dialysis for intensive care situations. The new business line has achieved double-digit growth and high profits.

In the U.S. Gambro started producing sterile fluid solutions for intensive care at its production facility in Daytona Beach, Florida.

Acute liver failure is closely linked to acute kidney failure and both can be treated extracorporeally, outside the body, by dialysis. In 2004 Gambro expanded its leadership in dialysis systems for intensive care situations with the acquisition of Teraklin AG, a German company developing, manufacturing and marketing products for the treatment of acute liver failure.

Global growth

Geographic growth in emerging markets will be a key priority and opportunity moving forward for Gambro Renal Products. An example is China, showing an increased demand for hemodialysis and renal intensive care technologies. In 2004 Gambro Renal Products has welcomed onto its management committee a senior regional executive responsible for driving growth in the region. While focusing on emerging markets for future growth, sustainable growth in markets where Gambro Renal Products is already well established is still a key priority.

Key data

	2004	2003	nominal	currency adjusted
Percent of Gambro's total external generated revenues, %	33	33		
Revenues, MSEK	10,027	9,911	+1%	+4%
-of which is intra-group	1,217	1,263	-4%	+4%
No. of employees	6,897	7,012	-2%	
EBITDA, MSEK	1,826	1,697	+8%	+8%
EBITDA margin, %	18.2	17.1		
EBIT, MSEK	843	687	+23%	+22%
EBIT margin, %	8.4	6.9		

EBITDA: Earnings before interest, taxes, depreciation and amortization.
EBIT: Earnings before interest and taxes.

Revenues 2000–2004


MSEK
12,000
10,000
8,000
6,000
4,000
2,000
0
2000
2001
2002
2003
2004

Revenues by market 2004


United States 12%
Europe, Africa, Middle East 69%
Asia, rest of the world 19%

Innovation - new products

Gambro takes a holistic view of innovation, using a systems approach that constantly looks at ways of delivering optimized renal therapies, not just individual products. A key part of this holistic approach is building the insights, feedback and experience of caregivers, nurses and physicians into product and systems development. In 2004 Gambro Renal Products launched a number of new products and systems, which have been developed with this approach.

- Prismaflex: A new system for the treatment of acute renal failure in intensive care units. Prismaflex is a technology platform including a machine and disposable set (blood lines and filter) that allows for continuous renal replacement therapy and future therapies like therapeutic plasma exchange and hemoperfusion.
- BREAKpoint: A new peritoneal dialysis treatment module that provides an optimized and more comfortable treatment for the patient.
- Phoenix 3.3 software: The new updated software for the Gambro Renal Products' Phoenix hemodialysis machine is easy-to-use and reduces time between treatments by 25 percent.
- WRO 300: A dialysis machine consumes 30-40 liters of fluid per hour. The fluid consists of more than 95 percent water. Gambro Renal Products water purification monitor WRO 300 provides world-class water quality to dialysis patients.



Key products and systems

Hemodialysis products

Dialysis machines

The dialysis machine is the heart of the dialysis treatment system. Gambro specializes in the design and production of complete hemodialysis systems. The Gambro Phoenix® hemodialysis machine is the latest development.

Water treatment

High quality water, both from a chemical and microbiological point of view, is essential for good treatment outcome. The Gambro single patient reverse osmosis monitor WRO 300 is specially designed to provide the high quality water needed for dialysis.

Dialyzers

Gambro offers a range of dialyzers, also known as artificial kidneys. The majority of the Gambro dialyzers are equipped with a synthetic membrane and all have been designed to meet high quality treatment requirements with their removal capabilities and biocompatibility. Gambro manufactures dialyzers for both single use and reuse.

Dialysis concentrates

Today care providers can ensure that individualized dialysis fluid composition is available on-line. This process has been greatly advanced by Gambro's innovative dry-concentrate system. The system improves the efficiency of clinic operations and since it is small and convenient to handle it saves significant space when transported or stored.

Peritoneal dialysis products

Machines



With the Gambro Serena™ peritoneal dialysis cycler, which is used for automated peritoneal dialysis (APD), dialysis can be done at home, usually at night while the patient is asleep. The machine controls the timing of exchanges, drains the used solution, and fills the peritoneal cavity with new solution.

Solutions



The peritoneal dialysis solution to the right is used for both APD and CAPD, continuous ambulatory peritoneal dialysis. The latter treatment mode is a continuous and manual mode where the patient exchanges the PD solution approximately four times a day. As the peritoneal membrane is a living membrane, the instilled solution should be as biocompatible as possible.

Intensive care products for acute treatments

Machines



Acute renal failure is treated with continuous renal replacement therapy. The Prismaflex™ system is a system dedicated to the fully automated practice of the complete range of continuous renal replacement therapy. A unique integrated pump system and intuitive user interface make the Prismaflex™ system ideal for use by staff working at intensive care units.



Disposables



The disposable set is an essential part of the treatment system. Intensive care patients undergoing continuous renal replacement therapy require treatment that is slow, gentle and well-tolerated, allowing for the exchange and removal of large amounts of fluid and waste products over time.
The disposable sets have a range of features allowing the selection of the right therapy to suit the patient's needs.

Liver dialysis



The liver support therapy MARS® is based on a dialysis principle. The unique membrane guarantees a high selectivity for liver toxins. Compatibility with almost every type of dialysis and continuous renal replacement therapy equipment makes the MARS® monitor universal.

Gambro Renal Products offers a wide range of products for all types of dialysis care. In addition to the above-mentioned products, key products and systems for Gambro Renal Products are bloodlines and blood access, disinfectants, clinical software, lines and accessories.

Strengthened organization

Gambro Renal Products is organized in three sales regions: Asia Pacific, Europe Middle East & Africa, and Americas. To further emphasize best practice Gambro Renal Products organized itself into four main business lines: hemodialysis, peritoneal dialysis, intensive care and renal services.

The renal services group offers expertise and consultancy in the areas of technical services, water treatment, vascular access, logistics, IT tools, financial services, sourcing and education. The high turnover in nursing staff is a challenge facing dialysis clinics. Gambro's education service offers customers a cost-efficient way to keep staff competitive and quality of care at an optimum.

Performance improvement

In 2004 Gambro Renal Products achieved good results with its ongoing performance improvement program.
The program has achieved positive results in its four key projects: World Class Manufacturing, which improves manufacturing efficiency through optimized plant structure, lean manufacturing and design to cost; Integrated Supply Chain, which designs an integrated supply chain tailored to customer needs; Product Portfolio Optimization, which reduces product range, removes complexity and costs and establishes sustainable processes for portfolio management; and Overhead Productivity, which is establishing one administrative structure to ensure back office productivity through shared service function.





Challenges

- Continued price pressure
- Reducing time-to-market for new products
- Increased competition.

Opportunities

- Strong position within Western Europe and more rapid expansion outside Europe
- Further strengthen position in North America
- Increased cooperation with Gambro Healthcare
- Increased capacity to produce core products via recent and future capacity expansion
- Several newly launched leading products within all business segments.

What do you consider the highlights of 2004 to be?

Jon Risfelt, President Gambro Renal Products, says: We have shown good cost control and worked hard as a team carrying out a huge variety of actions in 2004. Highlights include the launch of several key products (see page 20), and the creation of four business lines. Our new Intensive Care business line really stands out with excellent growth and high profit level, and the successful acquisition of Teraklin expands our offering to include liver dialysis. The long-term preferred supplier agreement with DaVita including Gambro Healthcare US is one of the bigger achivements for us in 2004 (the agreement and the alliance are subject to closing of the divestiture of the U.S. clinics business). The decision to build a new manufacturing plant for synthetic dialyzers in North America was also a major highlight.

What about the opportunities for Gambro Renal Products in 2005?

We see a lot of business opportunities 2005. Just to mention a few: The launch of Prismaflex, our new and improved intensive care system will continue in 2005, with the U.S. as one of the markets. We will continue to roll out the very successful performance improvement program. Last but not least, the long-term alliance with DaVita is a big opportunity for us in 2005 and many years to come.

What are Gambro Renal Products' priorities for 2005?

Growth, commercial capabilities and internal efficiency are our key priorities for 2005 and the coming years. Most of our business today is in mature markets in Western Europe; so it's crucial we grow in high-growth emerging markets without losing our strong position in more mature markets. We will also look for opportunities to grow through selective acquisitions. In 2005 and onwards it will be very important for us to build our relationship with DaVita.

We will continue to focus on commercial capabilities, being able to deliver a market-driven customer offering of products, therapies and services.

Working efficiently internally will allow us to produce products and operate our business at a lower cost. All this will enable us to stay competitive in the market place in the long term.



Jon Risfelt, President, Gambro Renal Products

The blood market

Without access to safe blood and a wide variety of blood components, qualified healthcare as we know it would grind to a halt. On a global basis, the supply of blood simply does not adequately meet demand today.

Due to a shortage of donors and strict deferral guidelines, the global blood market is driven by a constrained supply and periodic shortages of blood and blood components. There is also a continuing demand for increased safety in the world's blood supply as well as a constantly growing demand for red blood cells, platelets, plasma, stem cells and immune component cells. Worldwide more than 70 million units of blood are collected annually. The majority, about 90 percent, in the form of whole blood and the rest by harvesting specific blood components through automated collection. The availability of blood is essential for patients undergoing surgery, for cancer patients and for hemophiliacs.

The blood bank technology market

The blood bank technology market includes products and services that enable blood centers to collect, purify and store blood components. These products include automatic and manual collection, filters for removal of white blood cells from red blood cells, IT applications for blood centers/blood banks, post-collection component processing, and sterile solutions in collection bag sets. The global market for blood bank technology approached SEK 13.2 billion (USD 1.8 billion) in 2004 and is growing by about 5 percent a year. Gambro BCT focuses primarily on the following areas within blood bank technology:

- **Automated blood component collection.** The market for automated blood collection is growing by about 7 percent a year, and amounted to approximately SEK 2.8 billion (MUSD 380) in 2004. Gambro BCT's Spectra and Trima systems are key systems in this market.
- **Automated separation of manually collected whole blood.** Gambro's OrbiSac system automates the process of separating buffy coat, the layer of the remaining white blood cells and thrombocytes between plasma and red blood cells after whole blood is centrifuged. This is a relativly new market for Gambro amounting to about SEK 2.2 billion (MUSD 300).
- **Pathogen reduction technology (PRT).** Pathogen reduction refers to the reduction of disease-causing viruses, bacteria and parasites that can be transmitted in blood components including platelets, plasma and red blood cells.

Pathogens present in platelets are the most significant transfusion-related healthcare problem worldwide today. Navigant Biotechnologies Inc (wholly owned by Gambro) is developing techniques that improve the safety of blood by reducing the pathogens found in collected blood. Navigant Biotechnologies Inc is today primarily focused on developing a PRT product for platelets. The market size for platelet pathogen reduction is estimated at SEK 3.7 billion (MUSD 500) in the developed nations of the world. Additionally, the company is developing a product for red blood cells, which is estimated to have a market opportunity of over SEK 18.4 billion (USD 2.5 billion worldwide).

Customers

Gambro BCT's customers are blood banks and blood centers and they are organized in different ways in different parts of the world. Typically they are

Market shares for blood bank technology, automated blood collection



- Gambro 41%
- Baxter 20%
- Haemonetics 36%
- Fresenius 1%
- Other 2%

Market shares therapeutic specialities
(Therapeutic apheresis and cell therapies)



- Gambro 62%
- Baxter 5%
- Haemonetics 2%
- Fresenius 7%
- Membrane based technologies 23%
- Other 1%



Red blood cells are tiny, pliable discs, which are transported through our arteries and veins 3,000 times per day. They deliver oxygen.



White blood cells (leukocytes) are classified into a number of subgroups that function to protect the body when it is exposed to incursions such as disease, toxin, allergens, etc.



Blood platelets are cells whose main task is to check bleeding. They bind with each other to provide a natural bandage until the wound has healed.

community-owned, not-for-profit institutions. Gambro BCT's blood center customers are dealing with the challenges of budget limitations, a decreasing number of qualified donors, an increasing demand for blood components, and an increased demand for blood safety. Measures such as multiple quality-assurance requirements, donor deferrals and costly blood testing add to the growing labor, information and process management challenges facing blood centers.

Gambro's position

For over two decades, Gambro BCT has been the market leader in the automated collection of blood components using apheresis technology—a sub-segment within the blood bank technology field. Gambro BCT's current market share is over 40 percent. Since 1999, the company has broadened its focus within blood bank technology. This is due to the fact that expanding access to the larger market for blood collection, processing and blood purification gives us the opportunity to grow more rapidly than the current market for apheresis alone. As Gambro BCT broadens its operations, the company faces a fairly unchanged competitive landscape. Within the blood bank technology field, the competition includes:

- **Baxter** 'Transfusion Technology': partners with Asahi and Cerus, with strong blood bag and blood filter position
- **Haemonetics:** traditional automated collection company with plasma and autologous blood recovery businesses
- **Fresenius KABI:** new home to the Hemo-Care division, whose strengths include apheresis products in Germany and a variety of blood processing and handling products
- **Terumo:** strengths include whole blood collection and filtration, especially in Japan
- **Pall:** the world's leader in leukoreduction filters, entering bacterial detection market.

Gambro BCT offers automation solutions from donation to finished blood component products


Automated collection
Manual whole blood collection
Blood collection
Blood component separation
Manual separation
Automated separation
Product
Platelet Plasma RBC
Platelet Plasma RBC
Platelet Plasma RBC

The above illustration shows the two main routes from donation to blood component product. In automated collection, machines such as the Gambro BCT Trima Accel are used, separating the blood components immediately at the time of donation. In manual collection, the blood is donated into a bag, which is taken to the component lab for separation. At the component lab the separation can be done manually or automated, using the Gambro BCT OrbiSac system or the future Atreus system.

Market for therapeutic specialties

Therapeutic specialties include products and systems for plasma and cell depletion, cell-based immunotherapy and stem cell therapy, which involves collecting stem cells prior to ablative chemotherapy treatment and then reinfusing the cells after the treatment. The latter two are rapidly growing markets. Gambro BCT's main product used for this purpose is the Spectra Apheresis System, a system that supports a broad range of cellular and plasma therapies for the treatment of cancer, and congenital and immune disorders. Gambro BCT focuses primarily on the following areas within therapeutic specialties:

- Therapeutic apheresis; A process removing disease mediators or disease carrying media from the patient as a therapy or therapy support. The therapeutic apheresis market amounted to around MSEK 809 (MUSD 110) in 2004 and is expected to grow about 3 percent per year.
- The cell therapy market; The treatment of various forms of cancer is progressing rapidly. In the area of stem cell therapy new methods for use in combination with chemotherapeutic agents and new doseintensification protocols are being developed to combat this disease. The market for cell therapy products had a total value of around MSEK 147 (MUSD 20) in 2004 and is expected to reach an annual growth of 4 percent. Gambro BCT is the leader in the product market for peripheral blood stem cell collections.

Customers

Gambro BCT's customers in the therapeutic specialties area are hospital-based therapeutic and cell-collection programs, blood centers and third-party therapeutic and cell-collection programs. The users are often therapeutic apheresis nurses and cellular specialists. Physician prescribers are hematologists, nephrologists, oncologists and other internal medicine specialists. Other users of the products and systems are cell-based immunotherapy companies.

Gambro's position

Gambro BCT is the leader in the therapeutic apheresis market, with a market share of 56 percent. There are a number of competitors in this market, including a significant presence among membrane based technologies. In addition to a large number of niche players, Baxter, Haemonetics and Fresenius are also active within the therapeutic specialties field.

Market outlook

The customer challenges—the shortage of qualified donors and increased cost of recruiting donors—is driving the demand for sophisticated products and systems to increase productivity in the blood centers. Attention to the safety of the blood supply will continue and the new market for pathogen reduction products will become increasingly important in the future.

Gambro BCT

- Provides technology, products and services to blood centers and hospitals
- World leader in automated collections, apheresis and cell therapy, as well as a progressive force within blood component separation and purification technologies
- Production facilities in the U.S. and in the U.K., with sales activities in 92 countries around the world.



The picture shows manufacturing of disposables for the Gambro BCT OrbiSac System™. The disposables kits are manufactured in Gloucester, United Kingdom.

Strategy

Blood Bank Technology Gambro BCT delivers products and services that enhance blood quality, safety, supply and cost-efficiency through:

- Multiple component collection of leuko-reduced red cells, platelets and plasma
- Integrated information technology to enable Total Component Management, i.e. systems to help blood banks tailor the component collection to patient needs
- Multiple component processing of whole blood
- Pathogen reduction technologies.

Therapeutic specialties systems that support a broad range of cellular and plasma therapies for the treatment of cancer, and congenital and immune disorders. Gambro BCT products are used in two major areas:

- Therapeutic apheresis - a process removing disease mediators or disease-carrying media from the patient
- Cell therapies - Peripheral stem cells are removed from the bloodstream, treated and re-infused as a part of various treatments.

Gambro BCT's financial objectives 2005 (at constant currencies)

- Revenue growth of 10-12%
- Protecting operating margins.

Future prospects

The future prospects for Gambro BCT are promising. The focus on innovation, quality and service is paying off. Gambro BCT will continue to develop through geographical expansion, increase customers' business performance through automation and launch new products.

With research and development milestones achieved in whole blood processing, therapeutics and pathogen reduction technology, combined with high revenue growth in all its global markets, Gambro BCT continued to differentiate itself with its trademark focus on customers' needs and world-class innovation in 2004.

Financial performance 2004

Revenues for Gambro BCT increased by 20 percent currency adjusted to MSEK 2,010 (MUSD 273) in 2004. Due to the extraordinarily good performance, Gambro BCT adjusted the outlook during 2004 and by the end of the year delivered a performance in line with the high target of 18-20 percent currency adjusted revenue growth.

Both Gambro BCT's blood business as well as therapeutic businesses were growing significantly faster than the market. Sales in major markets including the U.S., France, Spain and Italy developed very well. In Japan the development was particularly favorable, with the primary driver being the adoption of the automated blood collection system Trima Accel, resulting in Japan now being Gambro BCT's second-largest market after the U.S. The integration of Ivex, a sterile solution manufacturer, acquired during the second quarter 2004, is proceeding well, and contributed to the revenue development by about 3 percent for the full year. Customer conversion from Trima to the Trima Accelsystem is continuing, and the system is gaining acceptance in new markets. Trima Accel is Gambro's enhancement of its Trima Automated Blood Collection System.

Representing a significant advance on the Trima collection system, Trima Accel allows blood centers to obtain more products per donor, reduce collection time by 15 percent on average and increase donor comfort.

Gambro BCT has enjoyed exceptionally strong growth during 2004, taking advantage of favorable market conditions, primarily driven by the implementation of bacterial screening in the U.S., which leads to a higher utilization of single donor platelets.

Earnings before depreciation and amortization (EBITDA) for Gambro BCT increased 40 percent over 2003, while the EBITDA margin reached 30.8 percent compared with 24.8 percent last year. The improvement is explained by a favorable product mix, high production output and lower expenses related to research and development in the area of pathogen reduction technologies.

Geographic growth

In the blood component technology arena, geographic expansion in Eastern Europe and selected markets in Asia and Latin America is a strategic priority for Gambro BCT. The company's success in Japan in 2004 is an important milestone in realizing this goal. Japan is the second-largest blood transfusion market in the world.

Blood bank technologies

As well as being a recognized leader in apheresis, Gambro has a committed and leading presence in the blood bank technology business segment that accounts for 75 percent of total Gambro BCT revenues. Every year more and more blood collection centers and laboratories recognize the benefits of automating whole blood collections and processes: higher output, improved compliance, reduction of human error, reduction of staff training times on complicated manual machines, improved reporting and error tracking, and less inconsistency and errors in the final product.

Key data

	2004	2003	nominal	currency adjusted
Percent of Gambro's total revenues, %	8	7		
Revenues, MSEK	2,010	1,784	+13%	+20%
No. of employees	1,560	1,281	+22%	
EBITDA, MSEK	619	442	+40%	+50%
EBITDA margin, %	30.8	24.8		
EBIT, MSEK	431	261	+65%	+78%
EBIT margin, %	21.4	14.6		

EBITDA: Earnings before interest, taxes, depreciation and amortization.
EBIT: Earnings before interest and taxes.


Revenues 2000–2004
MSEK
2,000
1,500
1,000
500
0
2000
2001
2002
2003
2004
Revenues by market 2004
United States 56%
Europe, Africa, Middle East 30%
Asia, rest of the world 14%

Gambro BCT's ambition is to bring the value and benefits of automation to the market for whole blood collection, leukoreduction and component processing.

Gambro BCT's OrbiSac system automates the process of separating manually collected whole blood to get buffy coat platelets. For blood collection centers and blood component laboratories the system represents one of the most significant technological innovations in the field for 20 years. In 2004 successful in vivo and in vitro studies of Gambro BCT's next system in the area of whole blood, called Atreus, took place in three European clinics.

Strategic acquisition: Ivex Pharmaceuticals

In May Gambro acquired the UK sterile solutions manufacturer Ivex Pharmaceuticals. Ivex manufactures solutions used on the Trima Automated Blood Collection and Spectra Apheresis Systems, and its research and development and operational capabilities crucially support Gambro innovation and leadership in automated whole blood processing and pathogen reduction technology.

Navigant Biotechnologies, Inc

With blood bank technologies and therapeutics, Pathogen Reduction Technology (PRT) is one of the three key strategic platforms for Gambro in the area of blood components and processing. PRT is carried out by wholly owned Gambro subsidiary Navigant Biotechnologies.

The technology reduces the presence of disease-causing viruses, bacteria and parasites in transfused blood by using Mirasol PRT, a combination of riboflavin (vitamin B2), a natural substance present in all human blood, and illumination. Mirasol PRT is an innovative, simple, low-cost and effective way to improve blood safety.

Navigant Biotechnologies has passed important milestones in 2004. In July Mirasol PRT announced positive results for its first human study trials in the US.

Healthy volunteers provided platelets that were treated with the Mirasol PRT process and then re-infused into the same subjects. The treated platelets were then monitored for recovery and survival following transfusion. The results were positive and no adverse events related to the process were observed.

In August the U.S. Department of Defense awarded Navigant Biotechnologies a further grant of MUSD 2 to continue to develop and test its Mirasol PRT for applications to improve the safety and availability

Challenges

- Fairly slow market adoption of automation, in an environment where most market growth will be based on the conversion from manual to automated processes
- Reimbursement levels for Gambro BCT's customers in national markets
- Regulatory constraints slowing the adoption of new products
- Rapidly changing market needs, expressed as unanticipated new issues.

Opportunities

- Promote and support increasing automation in blood collection and component processing through innovative products and services
- Market adoption of Total Component Management
- Geographical expansion outside the U.S.
- Expand into whole blood processing and the component lab
- Further develop and market a new line of fluids (solutions)
- Offer a new enabling cell processing system for clinical and biotech researchers.

Gambro BCT key products and systems



Trima® Automated Blood Collection System, (and Trima Accel) based on apheresis technology, collects any combination of all three leukoreduced blood components—red blood cells (including double doses of red blood cells), platelets and plasma—from a single donor in a single procedure. Trima Accel, the latest enhancement of the Trima collection platform, is also the most efficient automated collection system on the market today.

Vista™ Information System is a software solution that integrates and automates business processes and information associated with blood collection. Vista accomplishes this through a combination of software, database and connectivity components. Vista enables blood centers to maximize the yield from each donor by linking the devices—such as the Trima system—with business management processes and the blood center's existing software systems.

OrbiSac System™ is the first system created for whole blood processing that integrates multiple processes: combining pooling, centrifugation, expressing and sealing of buffy coats all in one instrument. These tasks are otherwise carried out through labor-intensive steps. Blood centers are ordinarily faced with time-consuming, error-prone manual operations for buffy coat processing as a consequence. The current OrbiSac system allows for automated processing of buffy coats, which are then purified for platelet production. The next generation of the OrbiSac system, the Atreus, is under development. The Atreus system is designed for automated processing of whole blood.

Elutra™ Cell Separation System was launched in 2004 and is a flexible laboratory platform to perform cell separation, enrichment, depletion and washing. The intended application for Elutra is monocyte enrichment.



COBE® Spectra™ Apheresis System is the world's most extensively used apheresis system for blood component collection, therapeutic apheresis and stem cell therapy. The system is characterized by its high degree of flexibility and versatility. In apheresis technology, blood from a donor or a patient is centrifuged to separate it into its components. The technology allows for components to be returned to the donor or the patient, enabling more efficient use of the blood. Apheresis is used both to collect blood components and, during the treatment of patients, to therapeutically remove and replace blood components. In stem cell therapy, a rapidly growing market, the technology is used to remove peripheral stem cells prior to ablative chemotherapy treatment, and then re-infusing the cells after treatment.



COBE® 2991 Cell Processor enables the user to develop a wide variety of procedures for washing and concentrating cellular components. Applications range from time-tested deglycerolization procedures to innovative bone marrow processing and cell separation techniques, including density gradient separation.

of transfused red blood cells for US Armed Forces.

Seven scientific publications on Mirasol Pathogen Reduction Technology were accepted for prestigious journals and magazines in 2004 and the Navigant Biotechnologies' quality system received ISO (International Standards Organization) certification. During 2004 MSEK 66 (MSEK 155) was invested in the PRT technology. For the full year 2005 the company expects to spend about MUSD 10. The company continues to assess external funding opportunities and PRT remains a key strategic priority for Gambro.

Therapeutic Specialities

Products in the area of cell therapeutics are a focus area for Gambro in the blood technology arena and generate 25 percent of total BCT revenues. 2004 saw the launch of a major new Gambro technology in cell therapeutics, Elutra. Elutra is a functionally closed cell therapies system unparalleled in its ability to process cells from a wide variety of biological sources. The initial application for Elutra will be monocyte enrichment for production of cancer vaccines by academic researchers and biotech companies. Other applications for Elutra will be developed internally and by our customers.

Elutra's development represents the speed, efficiency and customer focus that differentiates Gambro innovation, and keeps innovation as a central strategic platform in the company's future. Based on an established technology Elutra is a system that may enable Gambro to play a central role in future dendritic cancer cell treatments while offering researchers an efficient, low-cost platform that processes cells without damaging them in the high-cost, high-risk dendritic cell research arena. Research teams in biotech companies working around dendritic cell therapy have welcomed the innovation. Research in the dendritic cell arena is hoped to produce widely available vaccines against cancer within the next ten years. Elutra could be a platform for creating such vaccines.

Gambro BCT has also partnered with a Montreal-based Biotech company called Celmed. Over the next 18 months, Gambro BCT will use its expertise to design and validate Celmed's process for exciting new cancer treatments. These activities will draw on Gambro expertise within cell collection and processing, systems engineering, blood banking and project management.



What do you consider the highlights of 2004 to be?

David Perez, President Gambro BCT, says: Our relentless focus on business fundamentals; people, products and processes, our constant focus on customers' needs and the value and innovation our products and services deliver, has made this a great year for us.

We have met the key milestones in research and development that will carry Gambro BCT's growth into the future. We have seen strong revenue growth in all geographic areas, especially in Japan. Our success in Japan provides a springboard for expansion throughout Asia and shows how the right technology, leadership and quality produces excellent results.

We have seen strong performance with the Trima Accel System with many customers converting in 2004. The Elutra Cell Separation System that was launched during the year provided us with opportunities. Our acquisition of Ivex Pharmaceuticals will provide us with R&D capabilities in sterile solutions that are vital to the future of the Whole Blood Processing System and Mirasol PRT. Navigant's platelet recovery and survival study showed that the Mirasol PRT process does not significantly impact the clinical efficacy of platelets.

What are the priorities Gambro BCT has to focus on in 2005?

We must continue to achieve the key R&D milestones leading to product launches in the areas of whole blood, therapeutics and pathogen reduction in 2006 and 2007. Paying keen attention to our business processes and our customers has been the key to our success today and will be in the future as well. We are aiming for geographic expansion in Asia and Eastern Europe, and business expansion throughout the fields of whole blood processing and cellular therapies.

What about the opportunities for Gambro BCT in 2005?

Geographic expansion is a large opportunity for us in 2005. We will continue to deliver the value of Trima Accel to customers. We will prepare for the expansion and growth that will result from the commercialization of several new and innovative products in 2006 and 2007.



David Perez
President, Gambro BCT

Turning ideas into results

Transforming ideas into concrete products in the marketplace is at the heart of successful research and development.

During 2004, Gambro invested a total of MSEK 561 (MUSD 76) in research and development, of which MSEK 145 amounted to capitalized development costs.

Cost efficiency for the customer

In the renal area Gambro operates in a highly competitive environment, where former high-end products have become low-cost, high-volume products.

Along the entire delivery chain, customers are demanding equal or better quality at lower prices. Today, about 10 percent of the cost of a dialysis treatment in the U.S. is related to disposables and about 35 percent is related to labor costs. Customers are therefore now more process focused, and are giving more thought to the advantages of easy-to-handle products and labor savings. Over the last four years, Gambro has carried out a number of projects to map the actual treatment process, to reduce variances in treatment and increase efficiency. These projects are resulting in products, tools and services aimed at improving the efficiency of dialysis treatment.

In the blood bank technology area the research is driven by the need to handle a constrained blood supply and the episodic shortages of blood and blood components. This means that the research focuses on how to collect more components from the same number of donors, and to increase shelf life of the blood products. Gambro BCT is also capturing the continuing demand for increased safety in the world's blood supply as well as a constantly growing demand for red blood cells and for platelets, plasma, stem cells and immunocompetent cells.

Research in the renal area

Gambro is currently working on several projects related to renal care, including the following:

- Optimization of the dialysis process, where Gambro is systematically mapping the treatment process, including medical aspects, the products and the work flow at the clinics. This project has led to the development of several concepts aimed at making it easier for the user to perform the best treatment in the shortest time possible, as well as revised scheduling routines in many clinics.
- Development of sensors and decision-support systems that help clinicians to ensure delivery of optimal treatment for each patient.
- Continuously improve biocompatible materials and dialysis fluids to minimize the body's reactions to foreign materials and fluids.
- Additionally, Gambro is exploring alternative (to membranes and centrifuges) separation methods for separating different solutes and cells in biological fluids and new systems for use in various forms of emerging cell therapies.

Research at Gambro BCT

Research activities within Gambro BCT are aimed at increasing the understanding of basic biophysical mechanisms in transfusion medicine and therapeutic treatments. Main focus areas are new methods related to blood collection, automated processing, leukoreduction, the safety and the comfort of the donor, and methods for reducing the risk of spreading diseases via blood transfusions.
Some project examples are:

- Gambro BCT has pioneered a unique technology, Mirasol Pathogen Reduction Technology, (PRT), that uses light and riboflavin to alter the nucleic acids of pathogens, rendering them inactive (for more information see page 26 in this annual report).
- Gambro BCT has developed automated blood-collection systems both to

Gambro corporate research

Gambro Corporate research is active at the cutting edge of science, technology and medicine. It is divided into three research areas: Treatment Systems, Membranes and Devices, and Medical and Biological Research. Treatment Systems Research explores ideas related to quality in care and how to further increase user benefits. Medical and Biological Research is developing products at the interface between life sciences and medical technology, strengthening Gambro's competitive edge in both current and future business. Membranes and Devices conducts exploratory research into new and improved medical devices, such as dialyzers, for Gambro's business areas. Gambro's research functions are located in Hechingen, Germany, and Lund, Sweden.

R&D organization

Some 500 employees are working with research and development at Gambro. The long-term research is concentrated at Corporate Research (employing about 70 people, approximately one-third of whom have PhD degrees), while the business areas assume direct responsibility for product development. An important advantage in the research area is the company's close association with clinical activities both through clinics and with universities, institutes, practicing physicians and suppliers.

Key data

	2004	2003	2002
Investments in research and development, MSEK	561	611	661
-of which capitalized	145	134	157
-of which costs related to Navigant Biotechnologies	66	155	187
% of total revenues from Gambro Renal Products and Gambro BCT invested in R&D	4.7	5.2	5.4

Distribution of Gambro's R&D


700
600
500
400
300
200
100
0
2002
2003
2004
Corporate
Navigant Biotechnologies
Gambro BCT
Gambro Renal Products

increase the efficiency of collecting blood components and to improve donor comfort, as well as to allow the blood center to collect the right component at the right time in the most efficient manner possible.
- During the past year, Gambro BCT has further increased research and development efforts in the area of automated systems for whole blood processing and in the blood component lab.
- Advances are also being made in cell therapy research aimed at developing more cost-effective systems for the collection and treatment of stem-cell products. Other areas include more effective and interactive methods for therapeutic procedures such as therapeutic plasma exchange and red blood cell exchange. New methods are being developed to separate out cells with undesirable characteristics.

Patent-related activities

The Gambro intellectual property department works actively to safeguard the company's investments in research, development, innovation, acquisition, cooperation, authorship and identity. The company continuously identifies innovations that have strategic value and should be protected by patents. During 2004 Gambro filed 147 patent applications, including 39 first filings for new inventions, the remainder being to geographically extend filings made in prior years. Gambro was granted 159 patents in 2004. During the past 10 years Gambro has obtained 1,164 patents.


GAMBRO
Phoenix



Research and development objectives and project examples from 2004

• To maintain and improve competitiveness in Gambro's core businesses through the development of existing product lines and processes

• To develop high-quality new products at low cost, enabling highly efficient delivery of the best therapies

Examples from 2004: Gambro Renal Products continued the development of synthetic dialyzers and upgraded the production process to improve competitiveness. Gambro BCT launched a new technology for use in cellular therapies, Elutra. The initial application for Elutra will be monocyte enrichment for production of cancer vaccines by academic researchers and biotech companies.

• To pursue new niches of growth and profitability in core businesses

With increased price pressure and competitiveness in our core businesses, it is becoming increasingly important to identify and pursue selected, potentially more profitable related areas to improve Gambro's overall margins. In order to identify areas of opportunity for future business, Gambro is continuously performing extensive mapping of customer needs in the area of acute and chronic renal disease, as well as in blood banking. There were a number of different projects addressing related and new niches in 2004.

• To pursue adjacent strategic step-outs based on core proficiency

Gambro has acquired a variety of key capabilities and other intangible research and development (R&D) related assets over the years. Related areas are continuously being examined to identify opportunities that could bring growth beyond today's core businesses. Gambro continues to seek opportunities that leverage our know-how, global market presence and broad customer base. *Examples from 2004 include* the research on, and the further development of, Gambro's own Pathogen Reduction Technology. Gambro has also continued screening of partners to expand the intensive care offering. An example of this is the acquisition of Teraklin, a company that develops, manufactures and markets a product line for the treatment of acute liver failure. Teraklin's product is now integrated into Gambro Renal Products' intensive care business.

During the year, Gambro has re-evaluated the entire R&D innovation process to improve throughput and reduce the lead-time from idea to product launch.

"R&D is all about quick and effective transformation of ideas and research findings into tangible products that help save people's lives", says Maris Hartmanis, Gambro's new SVP for Corporate Research and Chief Science Officer.

Gambro's employees

Gambro is a worldwide business staffed by more than 21,000 people in 40 countries. People work in different business environments but have a common human focus and commitment to saving lives.

Gambro has a diverse and versatile organization in terms of nationality, culture, gender, age and profession, which is one of the company's greatest assets. Cooperation across organizational and cultural borders is a fruitful way to generate new value for a diverse customer base. Gambro values employees for their character, contribution, potential and commitment.

Highlights 2004

Gambro Healthcare

Employee turnover declined in 2004, continuing a five-year trend. 2004 also saw the revitalization of the company's clinical training programs in new state-of-the-art facilities, reinforcing Gambro Healthcare's role as a leader in clinical education training. Additionally, in 2004 the company launched a new management development series to improve managerial leadership skills. The program is key to the company's efforts to attract and retain the best employees, particularly important as the healthcare sector is experiencing a shortage of professional nurses in some markets.

Gambro Renal Products

As Gambro Renal Products is a truly global organization it is essential to focus HR activities on international people development. The frame for this was set in a new Human Resources Policy for Gambro Renal Products, effective from 2004. In order to use the potential of Human Resources more effectively, international exchanges have been intensified.

Gambro BCT

Gambro BCT is a global organization that provides many opportunities for career development. All employees are asked to devote 40 hours annually to further their professional development, either to enhance current skills or learn new ones. Gambro BCT offers a mentoring program that provides an opportunity for individual career development through one-on-one interactions between an employee and a mentor. A job rotation program was piloted in 2004 that promoted professional growth opportunity.

The employee integration process strengthened in 2004 to assist new employees to integrate more efficiently and contribute to the organization more quickly. A new performance management tool was introduced to align employee goals with Gambro BCT's goals. Results of an employee satisfaction survey improved, with categories of leadership, planning and feedback achieving the highest scores.

Ensuring healthy staff

Gambro provides local healthcare programs for staff, including preventive medical examinations and rehabilitation programs for employees on extended sick leave. Gambro also offers among other things vaccination programs in some countries.

Creating a safe work environment

The company is dedicated to improving the work environment and minimizing the incidence of work-related accidents. Examples of actions taken are the modification of equipment, material and processes in the production areas. The company also has improved the traffic pattern in production plants and evaluated the ergonomic situations of office employees. Gambro has few safety issues and work-related injuries.

Position evaluation

Gambro is using the International Position Evaluation System (IPE), which is designed to determine the relative ranking of job positions objectively. IPE evaluations provide a reliable basis for deciding salary and a neutral evaluation of individuals in relation to their roles. Gambro established a web-based system

Employees per region 2004



- United States 55%
- Europe, Africa, Middle East 34%
- Asia, rest of the world 11%

Employees by business area 2004



- Gambro Healthcare 60%
- Gambro Renal Products 33%
- Gambro BCT 7%

At the end of 2004 the total number of employees was 21,279 (21,193).
For further information and statistics see note 3, in this Annual Report.

Key data

	Average age 2004	Personnel turnover % 2004	Personnel turnover % 2003
Gambro Healthcare US	41	19	20
Gambro Renal Products			
Italy	37	4	5
France	41	9	8
Germany	39	1	5
Sweden	40	4	6
Gambro BCT	41	13	11

Value added (earnings before interest, taxes, amortization and depreciation, excluding nonrecurring items, plus wages, salaries and remuneration, incl. social security contributions) per employee amounted to 639,000 SEK 2004 (625,000).


gambro

Leadership development

Gambro provides an extensive leadership development curriculum called Gambro LEADER. Programs, activities and courses are designed to attract, develop and retain Gambro leaders to fulfill the company's needs today and tomorrow. The program consists of five main activities:

Gambro leadership development process

Purpose: Identify and develop each individual's strengths, weaknesses and growth potential. Target group for the process: Gambro managers around the world, ensuring that internal processes promote the highest standard of leadership capabilities throughout the company. During the year 1,097 employees participated in the process.

Leadership fundamentals

Purpose: The first step in Gambro leadership training. The program provides participants with the tools needed for successful daily leadership. It also gives them a thorough understanding of Gambro's organizational structure, vision, shared values and defines expectations for managers. Participants: Programs were conducted mostly in local languages in Europe, Asia and South America in 2004. Over 100 managers participated in the local programs.

Gambro International Management Program (IMP)

Purpose: The three-week program is aimed at improving leadership skills and self-knowledge; increasing awareness of business strategies, vision and corporate culture, and building networks. Participants: Upper-level managers, about 25 annually. Since its launch in 1999, about 300 company leaders have participated. Next step: A follow-up program, IMP+, was launched in 2004. Under the theme "Excellence in execution" the program aims to further improve leaders' abilities to successfully drive change and realize goals.

Local leadership programs

Purpose: Adapted to the local business environment to suit the company's needs as well as current demand for personnel development. Participants: Local management.

Future leader

Purpose: A new global initiative to identify and accelerate the development of international potential future leaders. Participants: More than 50 potential leaders were identified and assessed for their leadership abilities in 2004. Next step: A smaller group will be selected for an international development program and for the rest local leadership development activities will be initiated.

for archiving evaluation material in 2004. The IPE classes are clustered into different bands, which are an important component in our remuneration program.

Global Remuneration Program

Remuneration to employees in the Group is individual. It is based on local market conditions and promotes Group efforts to recruit and retain its best employees in a competitive environment. The three components in the remuneration program gram are fixed salary, variable compensation and the Long-Term Incentive Program. Gambro's Long-Term Incentive Program for executives and other key employees consists of a stock option program and two programs based on the allotment of shares (a restricted stock program and a performance share program). A new performance criterion was added to the stock option program in 2004. (For further information see note 3).

Recruitment

Gambro's web-based Global Job Posting System became an effective recruitment tool in 2004. The system has processed 290,000 applicants, primarily external, since its introduction two years ago. Approximately 21 percent of the applicants who filled 3,500 positions in 2004, resulted from online job postings, 26 percent from internal recruitment and 7 percent from newspaper ads. The remainder came from other sources.

Expatriate program

Gambro has a Global Expatriate Program that currently includes 22 expatriates in 14 countries. The program has been highly successful for employees and Gambro. The company plans to increase the program as needs grow.

Human Resources in the EU

In accordance with EU directives, Gambro introduced a pan-European workers council in 1999. Annual meetings of Gambro's European Works Council (GEWC) are a forum for the company to meet trade union representatives.

Sustaining life while being environmentally and socially responsible

In April of 2004 Gambro's Board of Directors adopted a Code of Conduct (CoC) for the whole Gambro Group. The CoC is emphasizing the basic principles whereby Gambro runs its operations and acts with respect to employees, patients, business partners and other stakeholders.

Gambro's core purpose is to save lives and improve the quality of life for the people we serve. The company capitalizes on market opportunities for sustainable products and services while improving the environment for patients, staff and the community.

Social responsibility: a vital part of Gambro's culture

High ethics, cooperative spirit, and excellent business performance are the three pillars that support Gambro's company culture. These are the documented Shared Values and Beliefs. The Gambro Code of Conduct (CoC), available on www.gambro.com, is a set of guidelines that provides employees with a framework for what kind of behaviors are expected and acceptable. Through the CoC Gambro has made some commitments towards its reputation for corporate trustworthiness around the world.

Gambro's Code of Conduct and goals for sustainable development draws upon the following international principles:

- UN Declaration of Human Rights
- UN Global Compact
- ILO Principles and Rights at Work
- OECD Guidelines for Multinational Enterprises.

Patient safety and quality of life

Gambro continuously develops processes and products to maintain safety for patients and donors by ensuring high standards, such as:

- The company's clinical staff follow regulations and laws on local, state, federal and national levels, as well as Gambro company policies and procedures.
- Patients in Gambro clinics are treated with dignity and respect, are fully informed about their treatments, and their questions are answered accurately and promptly.
- Products are designed, developed and manufactured in accordance with relevant regulations and industry standards.

Quality in products and processes

Product realization, i.e. development, procurement, manufacturing, storage and distribution, is performed in accordance with strict regulatory requirements. All of Gambro's medical device plants operate certified quality management systems (QMS) according to ISO 13485, which is the QMS standard for the medical device industry, and/or the U.S. Quality Systems Regulation. The Gambro plants manufacturing pharmaceutical products, such as solutions for renal intensive care and peritoneal dialysis, are governed by national or international regulations for good manufacturing practices.

Representatives of the British Standards Institution inspect Gambro's ISO 13485-certified plants on an annual basis. The U.S. Food and Drug Administration, FDA, regularly inspects the plants supplying products to the U.S. National drug authorities regularly inspect the plants manufacturing pharmaceutical products.

Gambro's environmental principles

Resource efficiency

Products, processes and systems are designed to use energy, raw materials and other resources efficiently from the start of production through the entire life cycle.

Precautionary principle

The Gambro Group supports the precautionary principle by avoiding materials and methods that can pose environmental and health risk when suitable alternatives are available. The precautionary principle can be described as when an activity raises threats of harm to human health or the environment, precautionary measures should be taken, even if some cause-and-effect relationships are not fully established scientifically.

Environmental permits

The Group's Swedish operations do not require a permit in accordance with the Swedish environmental code. One part of the operations of one Swedish subsidiary is subject to a reporting obligation in accordance with the Swedish environmental legislation relating to the production of plastic products.

Environmental performance

Gambro routinely follows up and reports on its environmental performance of its manufacturing plants. The local environmental management systems are regularly audited by internal as well as external experts.

Gambro's environmental organization

Where possible and practical, the company integrates its local management systems for quality, environment and/or health and safety.

The company has a decentralized environmental management, according to its environmental program established in 1997. Local environmental management systems are tailored to local needs and certified according to ISO 14001. Measurable objectives for the company's environmental work are also set locally. Each production site has an environmental manager who reports to local management.










ISO 14001 certification

All but two of Gambro's production units, one of which was acquired in 2004, operate according to environmental management systems (EMS) that are certified according to ISO 14001, which is the international standard for EMS. The remaining Gambro production units are scheduled for certification in 2005.

Global and local achievements

Gambro continues to be part of the Dow Jones Sustainability Index.

The Ministry of Environment and Traffic in the state of Baden-Würtenberg awarded a number of companies for their ecologically outstanding and highly qualified performance in industrial environmental protection. Gambro Dialysatoren GmbH in Hechingen received a special recognition for its exemplary and holistic implementation of environmental protection.

Gambro Industrie in Meyzieu, France has been able to reduce the total water consumption by some 10 percent, corresponding to approximately 23 000 m^3, in spite of an increased dialyzer production. This has been achieved by utilizing less water demanding production lines and a better management of water feed to fire water reservoirs. Through the introduction of an internal recycling of glycerol and a general improvement of the production yield, the plant has achieved a 20 percent reduction of the waste volumes.

Gambro Dasco in Medolla, Italy implemented a new process for PVC recycling enabling some 150 tons of PVC to be recycled annually.

Gambro Meopta in Prerov, Czech Republic, has introduced new routines and reusable packaging materials leading to a 40 percent waste reduction. In addition they also have reduced soft PVC waste by nearly 50 percent.

Environmental impact

Gambro's environmental impact is mainly related to the following factors:

Products

To prevent the spread of infectious disease, Gambro manufactures a number of single-use plastic articles. PVC is one important material for these items. Gambro strives to reduce the use of PVC or find alternative material, but also to introduce less environmentally hazardous components in the material. For example, the company has been able to reduce the use of ftalates, such as DOP (DEHP) that is used as a softener in the PVC. The company's bloodline plant in Tijuana, Mexico, started production of unique cassette bloodlines utilizing DOP-free PVC in 2003. The transition to DOP-free lines has been scaled up during 2004, and will be fully completed in early 2005. The transition has been successfully received by the customers.

Water usage

Approximately 700 liters of water is consumed per treatment, on average. This includes the amount used in water treatment processes, directly in the treatment, for disinfection and general consumption in the clinic. Patients undergo on average 145–150 treatments annually, meaning that the treatment of all Gambro patients consumes about 5.5 billion liters of water per year. This is approximately 10 times the consumption in Gambro's manufacturing plants. The average water consumption per treatment is 25 percent higher in U.S. clinics than in European clinics.

Gambro is putting great effort into reducing the water consumption and has been particularly successful in the manufacturing plants, reducing consumption and increasing recycling.

Energy consumption

Oil, gas and/or electricity are used at company manufacturing plants and clinics. Electricity is the dominant energy source at clinics, for water treatment, dialysis, heating and lighting. The average consumption per treatment is 16 kWh. Gambro clinics consume a total of 125 GWh annually, which is slightly less than energy use in the manufacturing plants. Consumption in the U.S. clinics is 20 percent higher than in the European ones. Efforts are being made to reduce energy consumption.

Risk management

Risk management program

Doing business inherently involves taking risks, and the Gambro risk management program aims to support Gambro management in their daily work of making decisions and doing business with an optimal trade-off between risk and opportunity.

Risks can be company specific, or industry or geographic market related. Some risks can be fully managed by the company; others are outside its control.

The Gambro risk management program aims to foster risk awareness throughout the company, while at the same time promoting an entrepreneurial attitude towards the opportunities and risks. In the enterprise risk management process, identified key risks are continuously addressed on all levels in the organization and in the strategic planning process. With its risk management program, Gambro identifies risks and opportunities at an early stage in order to be able to manage them in an efficient manner.

The risk management processes are continuously developing. A new internal control function is under development and during 2005 an improved enterprise risk management framework will be implemented. The Gambro enterprise risk management mission is to set the standard and enforce appropriate governance and risk management practices aligned with Gambro ethics, values and objectives, assuring trust and transparency to all stakeholders.

Risk Management during 2004

During 2004 separate business risk assessment sessions where held with all business areas. The objectives with these risk identification and assessment exercises were to:

- Identify key risks facing each business area
- Prioritize key risks, based on likelihood and potential impact
- Ensure that management has controls in place meeting both the likelihood of a risk occurring as well as mitigating controls
- Allocate necessary resources to key risk areas. All major risks are followed-up monthly at Executive Committee meetings.

Gambro has categorized risks in four areas: operational risk, strategic risk, knowledge risk and financial risk. This section contains major identified risks and how they are managed within Gambro during 2004.

Operational risks

• **Revenue and earnings risks.** Gambro's long-term growth is mainly related to worldwide industry patient growth and country specific reimbursement systems.

For the healthcare business, changes in the U.S. reimbursement system could have a major impact on the company's financial performance as approximately 40 percent of the group's revenues are generated from public paid treatments in the U.S. Gambro takes a proactive role in the regulatory process in the U.S. together with other leading providers in the industry. The sensitivity to changes in the U.S. reimbursement system will be reduced when the divestiture of the U.S. clinics business is finalized (subject to approval by the U.S. Federal Trade Commission). The U.S. market is however an increasingly important market for Gambro Renal Products and any changes in the market place will still affect Gambro directly or indirectly, as would changes in any other market where Gambro is active.

In the renal product area, the company is facing price pressure of on average 2-3 percent per year due to competitive market conditions. This and related risks are managed by proactive measures on the part of the sales, marketing and production personnel working with customers and other stakeholders. To mitigate the effects of price pressure Gambro is continuously reviewing its production structure to ensure highest quality in combination with competitive cost. Gambro Renal Products has a number of manufacturing efficiency programs running including design to cost and lean manufacturing. Through focused long-term R&D efforts, the company is devoted to constantly improve the offer to the customer. An important area for R&D is to reduce the total cost of ownership (maintenance cost, staff training costs, setup times, etc) for the customer and thereby helping the customer to handle cost increases.

A close cooperation between R&D and marketing and sales ensures that the right priorities are set in the R&D work so that Gambro will continuously be able to offer products well aligned with different customer segment needs.

• **Service delivery and production risks**. Gambro's ambition is to deliver the best medical outcome at low cost. This is managed by operational teams responsible for the daily delivery in each step— from developing, manufacturing and supply of products to the delivery of services. In order to avoid delivery and production risks in the healthcare context, it is essential to have good relations with the healthcare community: hospitals, universities, physicians etc. In 2004 Gambro Healthcare US strengthened its management with 40 professionals committed full time to looking at ways of improving medical outcomes at clinic level.

High staff turnover and labor cost increases are risk factors for the clinics in particular. These risks are managed through employee care efforts and programs to improve the efficiency of the clinic operations.

For the manufacturing sites, detailed unit Business Contingency Plans are developed, including risk identification, risk engineering, back-up manufacturing plans and second sourcing alternatives in case of production stops.

• **Legal, regulatory and compliance risks.** Gambro's primary markets are subject to strict regulation. To follow rules and regulations in an efficient way, and rapidly adapt to changes that have been identified, serves to mitigate risk in this area. Gambro has a rigorous compliance organization to follow up on changes and to support the company's employees through education. The area of legal and regulatory compliance are managed through a combination of Gambro's specialized teams and external legal and consulting services.

• **Credit risks.** Gambro faces normal credit risks related to credit terms extended to its customers. Sales are managed at the local level. To reduce credit risks the Group has a credit policy providing guidelines for granting credit and monitoring payment compliance etc.

• **Political risks** primarily involve healthcare reimbursement systems, healthcare policies and traditions in local markets. Gambro benefits from the global privatization trend in the healthcare sector. On the other hand, public sector cutbacks lead to greater pressure on levels of reimbursement and the prices of products. Volatile economical, social and political conditions in certain countries also figure into political risk management.

• **Supply risks** refer to the prices and availability of products and raw materials. Availability is managed by ensuring that Gambro has access to more than one supplier to the largest extent possible and that detailed plans exist for recovery in emergency situations. Similar measures have been taken to reduce price risks, but in the U.S., Gambro and the rest of the industry are faced with only one supplier. EPO is a vital pharmaceutical for patients with anemia problems in connection with dialysis treatment.

• **Property and liability risks.** A number of technical risk inspections are carried out each year at manufacturing units to reduce the risk of operational stoppages. Gambro Corporate Risk Management (CRM), in cooperation with local operations have mapped and are handling these risks. CRM's task is to ensure that the Group has satisfactory insurance coverage and to provide active support for Group units in the minimization of exposure to loss. Gambro Reinsurance S.A. in Luxembourg and Gambro Insurance Co. in the U.S. provide insurance and reinsurance services for the Group, thus assuming a portion of the risks insured.

Strategic risks

• **Corporate governance and policy risks.** Transparency and consistency in information and governance are examples of areas with the highest priority for the Gambro Executive Committee and the Gambro Board. The company has a structure and a number of processes in place to control and mitigate policy and governance risks.

• **Business development risks and long-term planning risks** are addressed in detail when the company's strategic plan is annually reviewed in Gambro's strategic planning process. The main objectives of the plan are to find and capture short, medium and long-term opportunities in order to add discernible and relevant value for stakeholders. Business development risks and long-term planning risks are managed through joint efforts between the business area management, Gambro Strategic Development, Corporate Finance and the Executive Committee.

Activities to reduce business development risks include establishing and continuously developing due diligence processes, and strengthening of the strategic development team.

Knowledge risks

• **Intellectual property risks.** Gambro's patent department works to protect Gambro from risks related to intellectual property.

• **Information technology risks.** These risks are managed through a combination of business area management and corporate management. The Gambro IT Board, chaired by Gambro's chief financial officer, consists of senior level IT personnel from throughout Gambro. The IT Board has set policies and standards, shares knowledge, and coordinates Gambro-Wide initiatives in the area of information security.

• **Human resource risks.** A key success factor for Gambro is to be an attractive employer. By mapping employee satisfaction in different areas of the company and subsequently adapting to the feedback, human resource risks are managed through a combination of business area and corporate management.

Financial risks

Gambro's financial policy sets out how responsibility for financial operations is to be delegated within the Group, which financial risks the Group is prepared to take on, and guidelines for how these risks are to be limited. The policy is designed to control and limit the following financial risks:

- Currency risks (transaction and translation exposure)
- Funding and interest rate risks
- Liquidity and credit risks in the financial markets.

The policy is resolved by Gambro AB's Board of Directors and revised annually.

Policy for managing currency risks

Transaction exposure

Transaction exposure refers to changes in cash flows due to fluctuations in currencies. Currency risks from financial flows relating to loans and investments are avoided by having the Group companies borrow and invest in local currencies or hedge such flows in full. Currency hedges are to take the form of forward contracts. All contracted flows are to be hedged in full and at least 90 percent of forecasted flows up to 6 months ahead, and at least 50 percent of flows 6 to 12 months ahead, are to be hedged. The Group's currency hedging policy means that fluctuations in exchange rates for payment flows impact earnings with a certain time lag. In theory such fluctuations will have their full impact on the Group after nine months, but in practice the impact is more variable as flows are hedged continuously and exchange rates are constantly moving.

Translation exposure

Translation exposure is the effect when translating the income statements and balance sheets of foreign subsidiaries into Swedish kronor for the consolidated income statement and balance sheet. Translation is a reporting effect and only materializes in the form of a transaction effect as described above. For example, a profit earned in US dollars will have a negative translation effect if the US dollar depreciates, but the actual currency effect - *the transaction effect* - for the Group is zero if the profit is reinvested in the U.S. Income statement items are translated at the average spot rate during the year and balance sheet items at the spot closing rate of December 31. The translation effect of exchange rate movements on the Group's equity (i.e. net assets in foreign currencies) is not hedged. Forward hedging of net assets would mean that Gambro would have its entire risk capital base in Swedish kronor, which is not in proportion to the company's business activities as 99 percent of its business is outside Sweden. This type of hedging can also have major cash flow effects when rolled over. However, intragroup dividends are hedged once the dividend has been decided.

Policy for managing funding and interest-rate risks

To maintain financial flexibility and limit funding risks (i.e. the risk of not being able to meet the Group's capital needs), committed credit facilities of at least MSEK 4,000 are to be available at all times. The policy sets limits on the proportion of total credit facilities any one counterparty may hold. Interest-rate risk is defined as the risk of movements in market interest rates in various currencies impacting the Group's earnings. The interest duration of the Group's borrowings and investments determines how quickly interest-rate movements impact earnings. The policy specifies that the average interest duration for the Group's net debt as a whole must be between three months and three years. This applies to all interest-bearing assets and liabilities, including off-balance sheet instruments such as futures, options, interest rate swaps and forward rate agreements.

Policy for managing liquidity and credit risks

The Group's policy is that liquid funds may be invested only in financial instruments that can be cashed in at short notice or have a highly liquid secondary market so as to reduce the liquidity risk. Investments may be made only in highly liquid low-risk interest-bearing securities (counterparties with short- and long-term ratings of Prime 1 and A1 from Moody's or A-1 and A+ from Standard & Poor's). There are also limits on the level of exposure to each counterparty to further reduce the credit risk. Gambro AB has concluded master netting agreements with most financial counterparties. Under these ISDA agreements, net receivables and liabilities between the parties are netted on a bilateral basis. Standardized forward rate agreements (interest rate derivatives) are settled monthly through the Stockholm Stock Exchange (Stockholmsbörsen).

Financial risk management in 2004

2004 brought a number of different activities to manage commercial and financial risks in line with the Group's guidelines.

Management of currency risks

At year-end the total nominal value of outstanding forward currency contracts hedging commercial currency flows was MSEK 824 as illustrated in Table 4, page 39, which was MSEK 52 below their market value. These forward contracts relate to flows in 2005 and the average time to maturity was 6.7 months. Forward contracts hedging commercial flows in 2004 (realized forward contracts) had a positive impact of MSEK 48 (MSEK 172 in 2003) on operating earnings (EBITDA). The weakening of the US dollar during the year had a major impact on the Group's income statement and balance sheet in the form of translation effects. The USD/SEK exchange rate fell from 7.26 at the end of 2003 to 6.62 at the end of 2004, i.e. by 9 percent. The average rate used for income statement items was also 9 percent lower in 2004 than in 2003 (7.35 compared with 8.09). Since December 2002 the weakening is 26 percent. Gambro's U.S. business is partly financed through a loan from Gambro AB amounting to MUSD 1,396 using Gambro AB's own funds. To avoid currency exposure Gambro AB has sold MUSD 1,396 (originally MUSD 973) against Swedish kronor using currency forward contracts. Due to the spread between the US and the Swedish interest rates, this impacted the Group's interest net positively by MSEK 126 in 2004 (MSEK 171 in 2003). During 2005 the interest net will be negatively affected since the interest rate differential currently is negative by 0.4 percent. The transaction creates cash flow risk, which could generate cash flow effects at maturity of the forward contracts. The base for the group's translation exposure in shareholders' equity is reduced by MUSD 1,396 and at the same time creating translation exposure for the net debt with the same amount since the currency effects of the forward contracts are included in the calculation of the group's net debt (see Table 5 and note 34). In preparation for the new international accounting rules for financial instruments, IAS 39, these forward contracts were redeemed before maturity in the fourth quarter and new forward contracts of the same amount plus the cash flow effect were entered into. The new contracts have shorter tenor than the previous ones, 3-9 months. The forward contracts that were redeemed had an average tenor of 22 months. The early redemption generated positive effects of MSEK 130 in the financial net as realized interest rate differences. It also generated a positive cash flow effect of MSEK 2,072. Through this transaction the amount increased from MUSD 1,087 to MUSD 1,396. Average tenor for the contracts was 4.5 months at year-end and had a positive currency effect of MSEK 173 included in net debt as liquid assets.

Management of funding and interest-rate risks

In June 2004 the Group's single largest source of funding, a five-year (originally a seven-year) revolving syndicated bank loan, was refinanced. The loan facility was reduced from MUSD 1,000 to MUSD 750 because of the reduced need for funding. The number of participating banks in the syndicate was reduced from 21 to 12. The loan agreement includes a financial covenant that the Group's interest-bearing net debt cannot be higher than the book value of equity. The facility was not drawn on at year-end. Apart from the syndicated bank loan, no other new facilities were opened during 2004. Gambro decided not to renew a MSEK 1,000 credit facility that was up for renewal in 2004. Gambro changed its policy for required committed credit facilities available, reducing it from MSEK 5,000 to MSEK 4,000, because of the Group's need for capital.

Management of risks relating to stock related incentive programs

Gambro AB has option programs for senior management as described in Note 3 to the accounts. To ensure that an increase in its share price does not result in losses when the options are exercised, Gambro AB has entered into equity swap contracts and to some extent also bought call equity options running with the same expiration as the option programs. The swaps means that for a fee (calculated as interest on the underlying value of the number of shares covered by the swap) Gambro AB is guaranteed a fixed purchase price for the shares underlying the option programs. If the share price is SEK 1 lower than the initial price on the expiration of the swap, Gambro AB will incur a cost of MSEK 12 corresponding to the loss that Gambro would have made if the shares was purchased at the initial price. The call equity options bought mean, like the equity swaps, that for a fee (calculated as interest on the underlying value of the number of shares covered by the option) Gambro AB is guaranteed a fixed purchase price for the shares underlying the option programs. However, if the share price is SEK 1 lower than the initial price on the expiration of the swap, Gambro AB will not incur a loss.

Treasury operations

The Treasury function at Gambro AB handles the majority of the Group's financial transactions. The purpose of the function is to optimize funding in terms of flexibility and terms, to support the operating units in financial matters, to take advantage of economies of scale and to optimize net financial items within given levels of risk. Treasury acts as the Group's internal bank and is responsible for raising capital, currency hedging, cash management and netting. Nevertheless each Group company makes its own decisions on financial matters within the constraints of the Group's financial policy. Currently 90 percent of borrowing and more than 90 percent of currency hedging is channeled through the Treasury function. Treasury's primary aim is to support business operations, but it also has a risk mandate for trading in interest rate and currency instruments. This risk mandate specifies a maximum loss of MSEK 100 for the Group should interest rates change 2 percentage points (parallel shift in the yield curve) and/or exchange rates move 10 percent. This risk measurement model does not take into consideration correlations between currencies and interest rates, volatility and the like. Risk exposure is measured on a daily basis with strict segregation of duties. In 2004 risk averaged MSEK 35, of which MSEK 19 related to interest rate risks. As a profit center, the Treasury function is subject to a required rate of return on its risk mandate.

Sensitivity analysis

Currency Risks

Table 1 illustrates the translation effect of a one percent increase in the value of the Swedish krona on 2004 revenues, Earnings before interest, taxes, depreciation and amortization (EBITDA), Earnings before interest and taxes (EBIT) and Earnings before taxes (EBT). The total impact on EBT before hedging transactions would be MSEK -16. The relatively small impact on EBT due to currency fluctuations can be explained by the fact that most operations within Gambro are on a local level with both revenues and expenses in the local currency. Compared to last year the translation exposure has increased as a result of higher profitability in the U.S. clinics.

Diagram A illustrates the translation effect and transaction effect of a one percent increase in the value of the Swedish krona on EBT. The total impact on EBT before hedging transactions would be MSEK -31.

Table 2 shows the Group's transaction exposure, i.e. the sensitivity of cash flows to changes in the value of the Swedish krona.

Table 3 shows the Group's translation exposure, where the Group has net foreign assets of MSEK 7,861 and a one percent increase in the value of the Swedish krona would reduce these net assets by MSEK -79.

Diagram B presents currency-adjusted net debt quarter by quarter, i.e. net debt at the end of each quarter from December 31, 2003 translated using the exchange rates on December 31, 2004. Since 75 percent of interest bearing debt, including derivatives, is denominated in US dollars, the USD/SEK exchange rate has a major impact on the Group's net debt.

Funding and Interest-rate Risks

Diagram C illustrates the annualized effect on net interest (an overall increase of interest expense by MSEK 58) of a one-percentage point instant increase in interest rates, based on year-end net debt and ignoring the fixed-interest terms for the various loans and deposits. If the actual fixed-interest terms are taken into account, an instant increase of one percentage point would affect the earnings negatively by MSEK 23 for the following 12 months.

Table 5 shows the terms of the interest bearing net debt, outstanding amounts, remaining fixed interest periods and average interest rates.

Table 6 presents derivatives outstanding and their nominal amount and market value. The main purpose of the interest rate derivatives is to keep the interest duration of the Group's portfolio in line with the company's policy. Changes in market interest rates therefore impact after a certain time lag; at year-end the average time lag was 11 months.

The currency composition of net debt is an important consideration when analyzing the average interest rate as shown in **Diagram D**. Movements in US dollar interest rates have a major impact on interest net in the longer term.

Liquidity and credit risks

Table 7 presents the maturity profile of committed credit facilities. Total unutilized committed facilities of MSEK 5,331 were available at year-end. These committed facilities were split between more than ten different counterparties and the average time to maturity was 49 months. Gambro AB also has a MSEK 3,000 Swedish commercial paper program.

Diagram A

Earnings effect

The effect (at year-end rates) on consolidated earnings before tax (before hedging transactions) as a result of a one percentage increase in the value of the


MSEK
16
12
8
4
0
-4
-8
-12
-16
-20
EUR
USD
Other
Transaction effect
Translation effect

Diagram B

Exchange rate effects on net debt


MSEK
6,000
5,000
4,000
3,000
2,000
1,000
0
Q4 2003
Q1 2004
Q2 2004
Q3 2004
Q4 2004
Currency adjusted net debt
Translation effect

Diagram C

Interest rate effect

Effect on net interest of a one percentage point increase in interest rates (MSEK at year-end rates)


MSEK
10
5
0
-5
-10
-15
-20
-25
-30
USD
EUR
SEK
Other

Diagram D

Interest bearing debt

(Average interest per currency), %, incl. derivatives


USD 75% (3%)
EUR 23% (3%)
Other 2% (5%)

Table 1

Earnings effect 2004

	Translation effect			
Currency	Revenues	EBITDA	EBIT	EBT
EUR	-63	-13	-5	-4
USD	-162	-30	-15	-13
Other	-32	-2	0	1
Total	**-258**	**-45**	**-20**	**-16**

The effect (in MSEK) on the consolidated revenues, EBITDA, EBIT and EBT (before hedging transactions) as a result of a one percentage increase in the value of the Swedish krona.

Table 2

Transaction exposure

at December 31, 2004, MSEK

Currency	Net flow	Share of net flow against SEK	Net exposure*
USD	721	776	207
EUR	-710	-1,053	20
GBP	324	263	114
CAD	257	209	66
KRW	250	233	60
AUD	140	117	38
JPY	125	64	49
Other	354	332	63
Total	**1,462**	**941**	**616**

* including currency hedges

Table 3

Translation exposure

at December 31, 2004, MSEK

Currency	Net assets	Strengthening of SEK by 1%
USD	2,732	-27
EUR	4,067	-41
Other	1,062	-11
Total	**7,861**	**-79**

Table 7

Committed credit lines

at December 31, 2004, MSEK

Maturity	Committed facilities	Total utilized facilities
2005	463	95
2006	1,854	1,852
2007	566	566
2008	837	838
>2008	5,547	585
Total	**9,266**	**3,935**

Table 8

Committed credit facilities

at December 31, 2004, MSEK

	Committed facilities	Utilized facilities
Bonds	1,953	1,953
Bilaterals,1–5 Y, banks	589	225
EIB (bankguarantee)	1,086	1,086
Syndicated bank loan	4,962	0
Subsidiary credit lines	677	671
Total	**9,266**	**3,935**

Table 4

Currency exposure hedging of commercial flows, holdings at December 31, 2004, MSEK

Currency	Hedged amount in millions of base currency	Value at Dec 31 rate*	Value at forward rate	Unrecognized gains and losses**	Average forward rate	Average tenor months
EUR/SEK	97	877	886	-9	9,0966	5.1
USD/SEK	-80	-528	-593	66	7,4397	6.8
KRW/SEK	-28,000	-178	-178	0	0,0064	6.6
GBP/SEK	-14	-176	-181	6	13,1021	5.8
CAD/SEK	-29	-158	-163	5	5,6425	5.3
EUR/USD	-15	-134	-119	-15	1,2123	4.1
AUD/SEK	-17	-88	-90	2	5,2087	5.0
PLN/SEK	-25	-55	-50	-5	2,0136	5.3
JPY/USD	-816	-52	-52	0	0,0096	5.3
TWD/SEK	-230	-48	-50	3	0,2183	6.8
OTHER		-285	-286	1		5.1
Total		**-824**	**-876**	**52**		**6.7**

*Market value.
**Fair value.

Table 5

Interest bearing net debt at December 31, 2004, MSEK

	Outstanding amounts	Remaining tenor (months)	Remaining fixed interest period (months)	Average interest %
Bond loans	1,953	39	7	3.7
Bank loans	1,329	24	2	3.3
Commercial paper in SEK	1,833	1	1	2.3
Syndicated bank loan in USD and EUR	0	0	0	0.0
Loans in EUR	420	32	32	5.2
Loans in EUR 3)	422	34	34	4.2
Others 4)	93	1	1	3.0
Pension liabilities	654	12	12	5.1
Liquid assets	-772	0	0	1.0
Other interest bearing assets 5)	-257	4	4	3.0
Total	**5,675**	**26**	**10 2)**	**3.8 1)**

1) 3.15% including derivatives
2) 11 months including derivatives
3) German government subsidized loans
4) Mainly local overdraft facilities
5) Including MSEK 173 in unrealized currency gain in MUSD 1,396 forward contracts

Table 6

Interest rate and non-commercial foreign exchange derivatives, holdings at December 31, 2004, MSEK

Derivate	Maturity date	Currency	Nominal amount (+buy/-sell)	Value at closing rates 1)	Fair value
Interest-rate swap *	Feb 06	JPY	-17	-17	0
Interest-rate swap *	Mar 07–May 09	SEK	-586	-612	-26
Interest-rate swap *	Jun 05–Nov 11	USD	1,654	1,633	-21
Interest-rate swap *	Jun 05–Oct 06	EUR	1,764	1,785	21
Currency fwd contracts	2005–2006	USD	-10,675	-10,454	221
Currency fwd contracts	2005–2006	EUR	912	918	6
Currency fwd contracts	2005–2006	Other	122	122	0
Total			**-6,826**	**-6,625**	**201 2)**

*-loan/+deposit

1) Market value.
2) Unrecognized fair value amounts to MSEK -72.

Income statements

Notes 1, 33, 35 and 36		Group		Parent Company	
MSEK	Note	**2004**	2003	**2004**	2003
Revenues	2	**26,617**	26,133	**58**	83
Cost of sales		**-19,310**	-19,296		
Gross earnings		**7,307**	6,837	**58**	83
Selling expenses		**-1,970**	-1,971	**-166**	
Administration expenses		**-2,755**	-2,704	**-200**	-174
Research and development expenses		**-440**	-506		
Result from participation in associated companies and joint ventures	5	**0**	-2		
Other operating income	6	**148**	82		
Other operating expenses	7	**-2,717**	-155		
Operating earnings (EBIT)	2, 3, 4 ,8 and 9	**-427**	1,581	**-308**	-91
Result from financial investments					
Result from participation in Group companies	10			**697**	79
Result from participation in associated companies	5	**4**	4		
Result from other securities and receivables accounted for as fixed assets	11	**88**	12		2
Other interest income and similar profit/loss items	12	**254**	284	**601**	803
Interest expenses and similar profit/loss items	13	**-450**	-351	**-106**	-229
Earnings before taxes and **appropriations (EBT)**	14	**-531**	1,530	**884**	564
Appropriations	15			**38**	908
Taxes	16	**-591**	-41	**-69**	512
Minority interest in net income		**-74**	-67		
Net income		**-1,196**	1,422	**853**	1,984
Earnings per share before and after dilution (SEK)		**-3.47**	4.13		

Average and total number of shares outstanding 344,653,288 (of which, Series A: 250,574,090, Series B: 94,079,198). Same number of outstanding shares for both periods.

Earnings per share has been calculated as net income divided by the number of outstanding shares.

Comments to the Income statements

Revenues

Gambro's total revenues for 2004 increased by 2 percent to MSEK 26,617 (MUSD 3,621). Of this increase, 6 percent was due to negative foreign exchange movements, volume increases accounted for 4 percent, while 4 percent was attributable to price increases (including changes in product and service content). As a result, the currency adjusted revenue growth was 8 percent.

Revenues by business area	2004	2003	Change, nominal	Change, currency adjusted
Gambro Healthcare	**15,797**	15,701	+1%	+10%
Gambro Renal Products	**10,027**	9,911	+1%	+4%
Internal sales	**-1,217**	-1,263	-4%	+4%
Total, Renal Care	**24,607**	24,349	+1%	+8%
Gambro BCT	**2,010**	1,784	+13%	+20%
Total	**26,617**	26,133	+2%	+8%

Revenues by market	2004	2003	Change, nominal	Change, currency adjusted
Europe, Africa, Middle East	**8,147**	7,852	+4%	+4%
United States	**16,290**	16,218	+0%	+11%
Americas (excl. U.S.) Pacific, Asia	**2,180**	2,063	+6%	+11%
Total	**26,617**	26,133	+2%	+8%

Gross earnings

The underlying gross earnings margin increased to 27 percent (26) due to lower cost of sales in relation to revenues.

Earnings before interest, taxes depreciation and amortization (EBITDA)

Earnings before interest, taxes, depreciation and amortization (EBITDA) amounted, excl. nonrecurring items, to MSEK 4,900 (MUSD 667), which corresponds to a margin of 18.4 percent (16.6). The increase is attributable to improved operating margins in all business areas.

Earnings before interest and taxes (EBIT)

Gambro's earnings before interest and taxes (EBIT) increased to MSEK 2,245 (MUSD 305) excluding nonrecurring items. The margin increased to 8.4 percent (6.0). Amortization of goodwill amounted to MSEK 835 (911). The decrease in amortization of goodwill is attributed to the weaker U.S. dollar.

Quarterly Data

MSEK	2004 Q1	2004 Q2	2004 Q3	2004 Q4	**2004 Total**	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2003 Total
Revenues	6,365	6,713	6,697	6,842	**26,617**	6,509	6,527	6,601	6,496	26,133
EBITDA[1]	1,037	-1,455	1,275	1,371	**2,228**	1,106	1,100	1,148	980	4,334
EBITDA excluding nonrecurring items	1,037	1,217	1,275	1,371	**4,900**	1,106	1,100	1,148	980	4,334
EBITDA margin, %	16.3	-21.7	19.0	20.0	**8.4**	17.0	16.9	17.4	15.1	16.6
EBITDA margin, % excluding nonrecurring items	16.3	18.1	19.0	20.0	**18.4**	17.0	16.9	17.4	15.1	16.6
Depreciation, amortization and write-downs	-663	-673	-669	-650	**-2,655**	-686	-658	-688	-721	-2,753
EBIT[2]	374	-2,128	606	721	**-427**	420	442	460	259	1,581
EBIT excluding nonrecurring items	374	544	606	721	**2,245**	420	442	460	259	1,581
EBIT margin, %	5.9	-31.7	9.0	10.5	**-1.6**	6.4	6.8	7.0	4.0	6.0
EBIT margin, % excluding nonrecurring items	5.9	8.1	9.0	10.5	**8.4**	6.4	6.8	7.0	4.0	6.0
Financial net	-48	2	-54	-4	**-104**	-57	51	-8	-37	-51
EBT[3]	326	-2 ,126	552	717	**-531**	363	493	452	222	1,530
Tax	-221	232	-275	-327	**-591**	-209	-277	-227	672	-41
Minority interest in net income	-17	-22	-20	-15	**-74**	-16	-17	-19	-15	-67
Net income	88	-1,916	257	375	**-1,196**	138	199	206	879	1,422

1) Operating earnings before interest, taxes, depreciation and amortization 2) Operating earnings before interest and taxes 3) Operating earnings before taxes and appropriations

Nearly 90 percent of the Group's goodwill is denominated in U.S. dollar. Other depreciation/ amortization, amounting to MSEK 1,820 (1,842), was also affected by the weak U.S. dollar, in combination with new capacity. Currency exchange differences in the Group's earnings (both before and after depreciation and amortization) amounted to MSEK -44 (-79) excluding currency hedges. If Gambro's flows in foreign currency had not been hedged, income in 2004 would have been negatively affected by an amount of MSEK 48 (MUSD 7). Gambro's currency exposure policy and its effects are discussed in the section Risk management. The Group's earnings before interest and taxes would have been approximately MSEK 200 (MUSD 27) greater than reported if previous years currency exchange rates had been applied. The amount includes currency exchange differences and currency exchange hedges in Group companies, translation effects at consolidation with foreign subsidiaries and price changes in purchase and sales in foreign currency.

Earnings before taxes and appropriations (EBT)

Earnings before taxes and appropriations amounted to MSEK -531 (MUSD -72). Net financial expenses amounted to MSEK -104 (MUSD -14). The largest item, net interest, amounted to MSEK -143 (MUSD -19). The financial net deteriorated from last year by MSEK 53 (MUSD 7) mainly due to a provision for a guarantee issued for a loan from a bank to a developer/operator of dialysis clinics. This negative impact was partly neutralized by a capital gain of MSEK 88 related to the divestiture of Gambro's remaining shares in Thoratec Laboratories Corp. The net interest improved by MSEK 69 (MUSD 9) from last year. The improvement is mostly due to an accrued interest income attributable to MacGREGOR and amounting to MSEK 57. The interest is related to the period 1998 until 2004 and has previously not been recognized.

Taxes

Tax expenses increased by MSEK 550 (MUSD 75) mainly due to a positive tax nonrecurring item amounting to MSEK 894 last year. The overall tax rate on earnings was -111.3 percent (2.7). Adjusted for amortization of goodwill and nonrecurring items, the tax rate was 36.3 percent (38.3).

Nonrecurring items

Gambro Healthcare US reached a final agreement with the U.S. Department of Justice to resolve the investigation stemming from June 2001. The final agreement lead to a nonrecurring expense amounting to MSEK 2,672 (MUSD 355) after tax MSEK 2,181. In 2003 a positive tax nonrecurring item was reported amounting to MSEK 894 (carry-forward losses in connection with the previously divested ABB shares).

Parent company

Parent Company earnings before taxes and appropriations amounted to MSEK 884 (MUSD 120), compared with MSEK 564 (MUSD 77) in 2003.

Earnings per share

Earnings per share increased by 86 percent excluding nonreccuring items compared to previous year.

Definitions

Margin %
Earnings expressed as a percentage of total revenues.

Net debt
Interest bearing provisions and liabilities, pension provisions included, less interest bearing receivables and liquid funds.

Return on shareholders' equity
Net income expressed as a percentage of average shareholders' equity.

Return on total assets
Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets.

Return on capital employed
Earnings after financial items, plus interest expenses and exchange losses attributable to loans, expressed as a percentage of average total assets, less non interest bearing operating liabilities, including deferred tax liabilities.

Interest coverage ratio
Earnings after financial items, plus interest expenses and exchange losses attributable to loans, divided by the sum of interest expenses and exchange losses attributable to loans. Financial items include dividends received from associated companies rather than earnings participations in these companies.

Solidity (equity/assets ratio)
Shareholders' equity, plus minority interests expressed as a percentage of total assets.

Total return
Price trend of the share, including dividends paid.

Direct yield
Proposed dividend in percent of the price of the share on balance sheet day.

Market value/net profit (p/e ratio)
The price of the share divided by earnings per share.

Cash earnings per share
Net income plus depreciation, amortization and write-downs divided by the number of outstanding shares.

Balance sheets

Notes 1, 2, 33, 35 and 36		Group		Parent Company	
MSEK December 31	Note	**2004**	2003	**2004**	2003
ASSETS					
Fixed assets					
Intangible assets	17	**10,337**	11,673		
Tangible assets	18	**7,480**	7,868	**3**	4
Financial fixed assets					
Participations in group and associated companies and joint ventures	19	**49**	50	**17,208**	16,991
Other securities held as fixed assets	20	**74**	77	**72**	69
Other long-term receivables	21	**703**	1,979	**240**	12,553
Deferred tax receivables	16	**954**	1,035	**21**	21
Total financial fixed assets		**1,780**	3,141	**17,541**	29,634
Total fixed assets		**19,597**	22,682	**17,544**	29,638
Current assets					
Inventories, etc	22	**2,255**	2,349		
Receivables					
Accounts receivable	23	**6,858**	6,096		
Other receivables	24	**2,186**	2,503	**16,295**	6,301
Total receivables		**9,044**	8,599	**16,295**	6,301
Liquid assets	34	**659**	482	**41**	87
Total current assets		**11,958**	11,430	**16,336**	6,388
Total assets		**31,555**	34,112	**33,880**	36,026
SHAREHOLDERS' EQUITY AND LIABILITIES					
Shareholders' equity	25				
Restricted equity					
Sharecapital (344.7 million shares at par value SEK 2 per share)		**689**	689	**689**	689
Other restricted reserves		**1,919**	1,809	**145**	145
Nonrestricted equity					
Retained earnings		**16,671**	15,836	**24,505**	22,737
Net income		**-1,196**	1,422	**853**	1,984
Total shareholders' equity		**18,083**	19,756	**26,192**	25,555
Minority interests in equity		**87**	143		
Untaxed reserves	26			**827**	865
Provisions					
Provisions for pensions and similar commitments	27	**654**	662	**213**	216
Provisions for taxes	16	**1,138**	968	**53**	53
Other provisions	28	**416**	464		89
Total provisions		**2,208**	2,094	**266**	358
Liabilities					
Long-term interest bearing liabilities	29	**3,809**	4,299	**3,264**	3,633
Other liabilities	30	**7,368**	7,820	**3,331**	5,615
Total liabilities		**11,177**	12,119	**6,595**	9,248
Total shareholders' equity provisions and liabilities		**31,555**	34,112	**33,880**	36,026
Memorandum items					
Pledged assets	31	**229**	242	**2**	4
Contingent liabilities	32	**915**	1,092	**3,550**	3,762
Contingent assets	32	**7,012**	0	**0**	0

Comments to the Balance sheets

Intangible Assets

Goodwill comprises a substantial portion of the assets in Gambro's balance sheet. Goodwill arises in conjunction with acquisitions, and is comprised of the difference between the purchase price and the acquired company's adjusted net assets. Gambro's acquisitions have primarily been made within the Gambro Healthcare business area, in which the price of acquired companies is high in comparison to their shareholders' equity due to the type of business in which the Companies are involved. Generally, the purchase price is based on the future earnings of the acquired company and the advantages of integrating the dialysis clinics with existing operations. The single largest goodwill item refers to the acquisition of Vivra in 1997. During the last two years Gambro has made only a few selective acquisitions, which has resulted in goodwill decreasing in pace with amortization.

Financing

The Group's net debt was reduced mainly as a result of improved cash flow and very few acquisitions during the year. Average net debt during the year amounted to approximately MSEK 5,700 (MUSD 862), which corresponds to an average interest rate of 3.3 percent (3.8) excluding one-off items.

Change in net debt	
Net debt, December 31, 2003	-5,801
Operating cash flow	2,948
U.S. Department of Justice settlement	-2,225
Acquisitions/divestitures net	-322
Taxes paid	-710
Dividend paid	-379
Currency effects, net	702
Other items	112
Net debt, December 31, 2004	**-5,675**

Parent company

The Parent Company's Liquid funds at year-end amounted to MSEK 41 (MUSD 6). In addition, MSEK 15,529 (MUSD 2,347) of receivables on Group companies are interest bearing.

Changes in Shareholders' equity

Notes 1, 25 and 33

MSEK

Group	Share capital	Restricted reserves	Non-restricted earnings	Total
Shareholders' equity December 31, 2002	689	3,832	15,318	19,839
Effect of change in accounting principles			-205	-205
Adjusted opening balance January 1, 2003	689	3,832	15,113	19,634
Change in provision for equity swaps			124	124
Translation difference[1]		-218	-827[2]	-1,045
Net gains and losses not recognised in the income statement		-218	-703	-921
Transfer between restricted reserves and retained earnings		-1,805	1,805	0
Net income			1,422	1,422
Dividend			-379	-379
Shareholders' equity December 31, 2003	689	1,809	17,258	19,756
Effect of change in accounting principles			-19	-19
Adjusted opening balance January 1, 2004	689	1,809	17,239	19,737
Change in provision for equity swaps			81	81
Translation differences		-88	-72[2]	-160
Net gains and losses not recognised in the income statement		-88	9	-79
Transfer between restricted reserves and retained earnings		198	-198	0
Net income			-1,196	-1,196
Dividend			-379	-379
Shareholders' equity December 31, 2004	**689**	**1,919**	**15,475**	**18,083**

Parent Company	Share capital	Statutory reserves	Non-restricted earnings	Total
Shareholders' equity December 31, 2002	689	145	23,221	24,055
Group contributions received			400	400
Group contributions paid			-12	-12
Tax on Group contributions			-111	-111
Merger loss			-506	-506
Change in provision for equity swaps			124	124
Net gains and losses not recognised in the income statement			-105	-105
Net income			1,984	1,984
Dividend			-379	-379
Shareholders' equity December 31, 2003	689	145	24,721	25,555
Group contributions received			185	185
Group contributions paid			-68	-68
Tax on Group contributions			-35	-35
Change in provision for equity swaps			81	81
Net gains and losses not recognised in the income statement			163	163
Net income			853	853
Dividend			-379	-379
Shareholders' equity December 31, 2004	**689**	**145**	**25,358**	**26,192**

1) Foreign exchange differences on the basis of translation according to the current method of financial reporting for foreign operations.
2) Of which MSEK 0 (0) refers to tax items taken directly to Shareholders' equity.

Comments to changes in Shareholders' equity

Shares and share capital

The share capital in Gambro is divided between A and B shares. Shares in Series A and in Series B bestow the same right to the Company's net assets and results. Shares in Series A correspond to one vote per share, while shares in Series B correspond to one tenth of a vote per share. The total number of outstanding shares as per December 31, 2004 was 344,653,288. Of these 250,574,090 are in Series A and 94,079,198 are in Series B. Total Share Capital amounted to MSEK 689 as per December 31, 2004.

Equity

Gambro's Shareholders' equity decreased over the previous year to MSEK 18,083 (19,756). The decrease is attributable to the final agreement with the U.S. Department of Justice.

Restricted and non-restricted equity

One major purpose in providing consolidated accounts is to disclose the amount of the Group's Non-restricted equity, one of a number of restrictions determining the amount of dividend a Parent Company can make to its shareholders. A Group's non restricted equity is specified in the items Retained earnings and Net income for the year, whilst the Group's restricted equity is specified in the items Share Capital and other Restricted reserves. By restricted means equity which cannot be distributed. Share capital, non-distributable funds and foreign equivalents, as well as the equity portion of Untaxed reserves comprise Restricted equity. Non-restricted equity can be reported in a subsidiary's financial statements as Non-restricted equity in the Group, to the degree that it can be distributed to the Parent Company without giving rise to the necessity of a write-down in the Parent Company of the participations in the subsidiary.

Cash flow statements

Notes 1, 33, 34 and 36	Group		Parent Company	
MSEK	**2004**	2003	**2004**	2003
OPERATING ACTIVITIES				
Earnings before taxes and appropriations	**-531**	1,530	**884**	564
Adjustment for non-cash items:				
Depreciation, amortization and write-downs	**2,655**	2,753	**2**	2
Provisions	**47**	65	**-12**	-5
Unrealized interest income/expenses and exchange gains/losses	**264**	-147	**50**	279
Capital gains/losses	**-127**	-43		
Undistributed earnings participations in associated companies and joint ventures	**0**	2		
Paid income tax	**-710**	-524	**141**	-86
Cash flow from current operations before changes in operating capital[1]	**1,598**	3,636	**1,065**	754
CHANGES IN OPERATING CAPITAL				
Increase (-) / decrease (+) in inventories	**-2**	9		
Increase (-) / decrease (+) in accounts receivable and other operating receivables	**755**	-690	**2,083**	2,297
Increase (+) / decrease (-) in accounts payable and other operating liabilities	**510**	697	**-1,657**	-503
Cash flow from operating activities	**2,861**	3,652	**1,491**	2,548
INVESTING ACTIVITIES				
Investments in financial fixed assets	**-355**	-32	**-219**	-87
Disposals of financial fixed assets	**131**	80		5
Investments in intangible assets	**-294**	-349		
Disposals of intangible assets	**0**	43		
Investments in tangible assets	**-1,456**	-2,055	**-1**	-1
Disposals of tangible assets	**104**	100		
Cash flow from investing activities	**-1,870**	-2,213	**-220**	-83
FINANCING ACTIVITIES				
Change in loans	**-404**	-1,102	**-938**	-2,102
Dividend paid	**-379**	-379	**-379**	-379
Cash flow from financing activities	**-783**	-1,481	**-1,317**	-2,481
Cash flow for the year	**208**	-42	**-46**	-16
Liquid assets, opening balance	**482**	563	**87**	103
Currency effect in liquid assets	**-31**	-39		
Liquid assets, closing balance	**659**	482	**41**	87
1) Interest received	**409**	183	**755**	702
Interest paid	**-445**	-441	**-322**	-350
Dividend received	**4**	4	**697**	78

Comments to the Cash flow statements

Operating cash flow

For internal reporting and analysis purposes, Gambro applies the following definition of operating cash flow. In a traditional cash flow statement changes in operating working capital are calculated at the average currency exchange rates for the year. When accounting for operating capital, Gambro takes into consideration only those items significant to the business operations (Accounts receivable, Inventories, Accounts payable and certain other Receivables/Liabilities). Changes in operating capital are, in this way, calculated as the difference between the opening and closing balances for the period. Gambro has a large foreign operation, which is the reason net debt is exposed to major currency exchange movements. By recalculating the changes in operating capital at the closing rate, a more distinct explanation is provided for the change in net debt.

Operating cash flow	2004	2003
Earnings before taxes	**-531**	1,530
Add back nonrecurring item	**2,672**	
Earnings from participation in associated companies	**-4**	-4
Depreciations and write-downs	**2,655**	2,753
Change in operating working capital	**-169**	-266
Investments in fixed assets, net	**-1,675**	-2,259
Operating cash flow	**2,948**	1,754
Of which currency effect in:		
Operating cash flow	**435**	633
Operating working capital	**246**	518

The Group reports a positive development of the currency adjusted operating cash flow, mainly attributable to reduced investments and strong cash flow within all business areas. Foreign exchange movements affected the change in operating working capital by MSEK 246 (MUSD 33), compared with MSEK 518 (MUSD 70) in 2003. Operating cash flow in its entirety was affected by the foreign exchange rates by MSEK 435 (MUSD 59).

Investments and divestitures

Net investments in the operating cash flow amounted to MSEK 1,675 (MUSD 228), compared with MSEK 2,259 (MUSD 307) in 2003. Approximately 50 percent of the Group's total investments are related to capacity expansions. Investments also include capitalized development expenses in the amount of MSEK 145 (MUSD 20) compared with MSEK 134 (MUSD 18) for 2003.

In Note 34 there is a table reconciling the cash flow statement and operating cash flow.

Notes and comments

(MSEK, unless stated otherwise)

1 Accounting principles with comments

The Annual Report has been prepared in accordance with generally accepted Swedish accounting principles, as defined in the Swedish Annual Accounts Act and the recommendations and statements issued by the Financial Accounting Standards Council.

Consolidated accounting principles

Subsidiaries are included in the consolidated accounts in those cases in which the Parent Company exercises decisive influence, directly or indirectly.

The consolidated financial statements are prepared in accordance with the purchase method, which means that the equity of subsidiaries at the time of acquisition, defined as the difference between the fair value of the assets and liabilities, is eliminated in its entirety. Accordingly, only that portion of the equity in subsidiaries that has accrued after the acquisition is included in consolidated shareholders' equity. If the consolidated acquisition value of the shares is higher than the acquisition analysis' value of the subsidiaries' net assets, the difference is reported as Group goodwill.

Companies acquired during the year are included in the consolidated accounts in the amounts accruing after acquisition. Earnings from companies sold during the year have been included in the consolidated income statement for the period up to the date of divestment.

Internal gains within the Group are eliminated in their entirety, without regard to minority interest.

Minority interest in net earnings is reported in the consolidated income statement. Minority interest in the equity of subsidiaries is reported as a separate item in the consolidated balance sheet.

Associated companies are defined as companies that are not subsidiaries or joint ventures, but are companies in which the Parent Company exercises a decisive influence, directly or indirectly. A decisive influence is presumed in cases where the Group holds at least 20 percent of the voting rights for all of the shares.

In the consolidated financial statements, participations in associated companies are reported in accordance with the equity method, whereby, participations in a company are reported at acquisition value, as at the date of acquisition, and are, subsequently, adjusted with an amount corresponding to the Group's participation in the change in the associated company's net assets.

Translation of the financial statements of subsidiaries outside Sweden

As all of Gambro's subsidiaries outside Sweden are classified as independent subsidiaries, the current method is used to translate the subsidiaries' financial statements into Swedish kronor. The current method implies that the assets and liabilities of subsidiaries outside Sweden are translated at the year-end rate of exchange, while their income statements are translated at the average of exchange rates for the year. However, nonrecurring items are translated at the current exchange rate in the consolidated income statement. Translation differences are charged directly against Group equity when using the current method.

Intra-Group dividends are hedged when a decision regarding dividends has been made. The exchange rate differences that have occurred in the consolidated accounts are charged directly against Group equity on a proportional basis corresponding to the amount of translation differences reported in Group equity for the subsidiary in question during the year.

Revenues

Revenue from sales of products are reported when the following criteria have been met: significant risks and benefits have been transferred to the purchaser, the company does not exercise any control over the sold products, revenue can be calculated in a reliable manner, it is probable that the company will be provided with economic benefits from the sale of the products and expenses as a result of the transaction can be calculated in a reliable manner. In the case of deliveries of products, an assessment, based on freight and terms of delivery, etc., is made as to whether the criterias for revenue recognition have been fulfilled. Revenue related to services is reported when the service is provided if revenue can be calculated in a reliable manner and it is probable that the company will be provided with economic benefits. Sales are reported net of VAT, discounts and exchange rate differences. Intra-Group sales are eliminated in the consolidated accounts.

Remuneration to employees

Reporting of pensions and other non-stock related compensation

As from January 1, 2004, Gambro applied RR 29, Employee benefits, in its consolidated accounts. RR 29 is in principle identical to IAS 19, Employee benefits. Gambro has a number of compensation plans in the case of employees terminating their employment and a small number of long-term compensation plans for employees. These plans are either defined benefit or defined contribution plans. Defined contribution plans and other short-term compensation to employees are reported as a cost during the period in which the employees execute the service to which the compensation refers. The new standard stipulates that the so-called Projected Unit Credit method should be used in conjunction with the calculation of compensation after employment has been terminated and the calculation of long-term compensation. Gambro has calculated its net obligation according to the new regulation as of December 31, 2003. The calculation shows that the reported obligations increased by MSEK 2 (see Note 27) and plan assets decreased by MSEK 35 (see Note 21) with a positive tax effect of MSEK 18. The one-off effect of MSEK 19 arising as a result of the new accounting principles has been reported directly against equity. The comparative figures have not been recalculated. The introduction of RR 29 has not had a material effect on results for 2004. The defined benefited obligations (with deductions for plan assets) are reported under the heading Provision for pension and similar liabilities. For cases in which the reported value of the plan assets is greater than the value of the obligations, the net amount is reported as an asset.

The Parent Company continues to apply FAR 4, Reporting of Pension Provisions and Pension Costs.

Stock-related compensation and hedging of such benefits

No costs except for hedging are reported for the issued stock options and Stock Appreciation Right-program. The two share programs are expensed on a linear basis during the waiting and vesting period, which is a period of between three and five years. A target achievement of 100 percent has been assumed regarding the valuation of the Performance Share Program. Furthermore, Gambro has assumed that all of the allocated shares will be redeemed. The total cost for the share program has been calculated on the basis of the total number of allocated shares with the addition of social security expenses, multiplied by the exercise price of the equity swaps which Gambro has entered into in order to hedge the stock program. The programs are described in detail in Note 3.

All outstanding stock option programs, Stock Appreciation Right-programs and share programs, including social security expenses, have been hedged against increases in share prices on the basis of equity swaps and call options in the market. The stock option programs are partly not hedged against decreases in share prices. Unrealized losses in equity swaps are reported as provisions directly against equity, according to Swedish practice. The financial costs for the equity swaps are reported under net financial expenses, as well as net of realized equity swaps, realized stock options and realized Stock Appreciation Rights.

Compensation for termination of employment

Gambro reports compensation for termination of employment as a cost only when the Company is demonstrably obliged to either prematurely terminate an employee's employment or if it is demonstrably obliged to provide compensation as a result of an offer made in order to encourage voluntary termination. On January 8, 2004, Gambro informed its employees in the factories in Koga, Japan and Dransfeld, Germany that the Company had decided to close these factories. In spite of the fact that the decision to close these factories was made in 2003, no costs for compensation for termination of employment were reported in the annual accounts for 2003, as according to generally accepted Swedish accounting principles, no commitments existed as per balance sheet date 2003.

Reporting of income tax

Reported income tax includes current tax, adjustments of previous years' current taxes, changes in deferred tax and participations in the tax of associated companies. All tax liabilities/receivables are valued at nominal amounts in accordance with the tax regulations and tax rates that have been determined or have been announced and are almost certain to be adopted.

The tax effects of the items reported in the income statement are also reported in the income statement.

Tax is charged directly against shareholders' equity if the tax is attributable to items that are charged directly against shareholders' equity.

Deferred tax is calculated in accordance with the balance sheet method in respect of all temporary differences arising between the reported amount of assets and liabilities and the amount for tax purposes. Temporary differences of this nature usually arise as a result of adjustments to fair value in connection with acquisitions, depreciation of tangible fixed assets, and allocations and provisions. Deferred tax receivables relating to loss carry-forwards or other future tax deductions are reported in cases where it is probable that the deduction in question can be offset against excess taxes in a future taxation period. Deferred tax liabilities in respect of temporary differences relating to investments in subsidiaries, branches, associated companies and participations in joint ventures, are not reported in Gambro's consolidated accounts as the Parent Company may, in all cases, determine the point in time of the reversal of the temporary difference, and it is not considered probable that a reversal will be made in the foreseeable future.

Due to tax regulations, the Parent Company reports the deferred tax liabilities on untaxed reserves as untaxed reserves.

Reporting of financial instruments

Translation of accounting items in foreign currency

Receivables and liabilities in foreign currency are usually valued at the rate at the balance sheet date, and transactions in foreign currency according to the spot rate on the date of the transaction. The forecasted and contracted foreign currency flows are hedged in accordance with the Group's policy, which is described on page 35. Hedged items are reported at the hedged exchange rate and the forward premiums/discounts are allocated over the term of the contract and are reported as interest expenses/income. The hedging measures are not reported until the hedged flow is reported in the income statement, with the exception of the forward premiums/discounts, which are allocated over the term of the contract and are reported as interest expenses/income. Exchange rate differences on operating items are reported under operating income, whereas exchange rate differences on financial items are reported under net financial expenses. Unrealized exchange gains, unrealized exchange losses and unrealized interest rate differences are classified as non-interest bearing accrued income and expenses respectively, with the following exceptions: In 2002 foreign currency forward agreements in USD/SEK were signed, to hedge the Parent Company's lending to Gambro Inc. In 2003 and 2004, exchange rate and interest rate differences in some of these agreements were realized and new forward agreements were signed with shorter duration. Exchange rate differences on these forward cover agreements, are reported under interest-bearing receivables/liabilities.

Interest and interest rate differences in loans, liquid assets, investments and derivatives

Loans are initially accounted for at the amount received after transaction costs have been deducted. If the amount differs from the amount that should be repaid at the date of maturity, borrowing costs are accounted for at the accrued acquisition value, which means that the difference is straight-line amortized as an interest expense over the term of the loan. Gambro applies the Borrowing cost general rule stipulated in RR 21, where borrowing costs are accounted for as expenses in the period in which they are accrued. Interest expenses are expensed according to the straight-line method over the term of the loan. Gambro utilizes different types of derivatives to adjust the Group's term of fixed interest. Certain loans and derivatives that are intended to be held to maturity are not revalued on the basis of adjusted market interest rates, but are reported at the accrued acquisition value instead. When other loans, investments and derivatives are held for trading purposes, they are valued collectively at the lowest of either market value or accrued acquisition value; unrealized interest rate differential losses are reported as non-interest bearing accrued expenses. Debt is removed from the books as it is amortized. Other loans, investments, liquid assets and derivatives are accounted for according to the settlement date principle.

Operating receivables and liabilities

Accounts receivable, Accounts payable and similar operating related financial instruments are accounted for according to the transaction date principle. Operating receivables are reported in the amounts that are expected to be received, on a case-by-case basis. Operating liabilities are accounted for at accrued acquisition value.

Liquid assets

Cash and bank balances and current investments, with a term of up to 12 months, are included in the Group's Liquid assets.

Other investments held as fixed assets

Other investments held as fixed assets are valued at the lower of either acquisition value or fair value.

Reported, fair value and credit risk

In most cases, the reported value and the fair value and credit risk of the Group's financial instruments are identical. This applies, for example, to accounts receivable and accounts payable; in regards to financial assets, when the reported value of liabilities and off-balance items deviate from fair value or maximum credit risk, the values are reported separately in the Notes. Fair value is based on market values or derived market values calculated according to generally accepted methods based on actual interest and exchange rates reported by Reuters on the balance sheet date. In Note 33, foreign exchange rates are reported. Disclosures about principles for financial risk control, terms of agreement and interest risk are provided in the "Risk management" section.

Inventories

Inventories are valued applying the first-in, first-out method, at the lower of acquisition value and fair value at year-end.

Tangible fixed assets

Tangible fixed assets are valued at acquisition cost after deduction of accumulated depreciation according to plan. Fixed assets are depreciated according to plan in accordance with the straight-line method, based on acquisition value and the estimated service life of the asset. The following periods of depreciation are applied:

Buildings	25–50 years
Machinery and equipment	3–15 years
Production tools (other than expendable tools)	3 years

Interest on capital borrowed to finance the production of an asset is not included in the acquisition value, it is taken into accounts as current cost.

Reporting of leasing agreements

Leasing agreements in which Gambro is the lessee are usually reported as straight-line expenses over the period of the agreement. In those cases in which the leasing agreements, entered into 1997 or thereafter, have the effect that the Group, as lessee, enjoys essentially the financial benefits and bears the financial risks associated with the leasing object, then the object is reported as a fixed asset in the consolidated balance sheet. The corresponding commitment to pay leasing charges in the future is reported as a interest bearing liability.

In the case of leasing agreements in which Gambro is the lessor, the financial benefits and risks are not normally transferred to the lessee and the revenues are reported straight-line over the period of the agreement. In cases where the financial benefits and risks have been transferred to the lessee, the current value of future leasing charges is reported as an asset. In the Parent Company all leasing agreements is accounted for as operating leasing agreements.

Intangible fixed assets

Goodwill

Goodwill represents the difference between the acquisition cost for a subsidiary or associated company and the Group's share of the fair value of the acquired company's net assets. Goodwill is amortized according to the straight-line method over its estimated useful life which entails a period of amortization of 10–20 years. For long-term strategic possessions the period of amortization is 20 years.

Research and development expenses

Gambro applies the RR 15, Intangible Assets, which entails that research expenses will be reported as costs as they arise. Expenses for development projects (related to the design and testing of new or improved products) are entered as intangible assets if it is deemed likely that they may generate future economic advantages. Capitalized development costs are amortized according to the straight-line method, for a period not exceeding five years, once the product is produced commercially.

Other intangible assets

Externally acquired brands and trademarks, distribution rights, patents and licenses are capitalized and amortized according to the straight-line method over their expected useful life, entailing a period of amortization of three to ten years. The equivalent of internally produced intangible assets are expensed on an on-going basis.

Write-downs

Gambro applies the RR 17, Write-downs, entailing an evaluation of the asset's recoverable amount if there are indications that an asset may have decreased in value. If the recorded value is greater than the recoverable amount, the asset will be written down to this amount.

Provisions

Gambro applies the RR 16, Provisions, Contingent Liabilities and Contingent Assets, whereby a provision is reported when Gambro has a commitment (either legal or informal) as a result of an event that has occurred, and it is likely that a disbursement of resources will be required in order to settle the commitment and a reliable estimate of the amount involved can be made.

Segment reporting

Gambro's business operations comprise three segments, the business areas Gambro Healthcare, Gambro Renal Products and Gambro BCT, which constitute the primary segments. Due to the fact that the Company has signed agreements regarding the sale of Gambro Healthcare Inc, which comprises approximately 90 percent of the primary segment Gambro Healthcare, the Company has decided to divide its primary segment into three sub-segments. These three sub-segments are Gambro Healthcare US, comprised of Gambro Healthcare Inc excluding the costs for the settlement with the U.S. Department of Justice; nonreccuring items including the expenses for the above-mentioned settlement and Gambro Healthcare International, which includes the clinic operations outside the U.S. Internal expenses and internal sales in the segment is based on actual internal sales between the segments. The Group has a transfer price policy based on the arm's length standard as defined in the transfer pricing guidelines for multinational enterprises and tax administrations published by the OECD. All transactions that are based on this policy are supported by written contracts between the different parties. The concept is based on a division of function and risk between the different entities within Gambro. Profit is allocated on the basis of the function provided in the sale, risk assumed and available industry comparables. Unallocated expenses are reported under the heading Other, which includes expenses for Group wide function, research and expenses in relation to the subpoena. Geographical areas constitute secondary segments and include the markets U.S., Europe, Africa and Middle East and Asia, and rest of the world.

Forthcoming changes in accounting recommendations and accounting principles

Beginning the financial year 2005, the Company will apply International Financial Reporting Standards (IFRS) in its annual financial statements. The most significant differences between the current accounting principles and the principles that will be applied in the future are presented below. The opening IFRS balance sheet, the recalculated results for 2004, the closing IFRS balance 2004 and the opening IFRS balance 2005 are also presented below.

All of the information provided below is preliminary and may be changed as the new standards continue to be reviewed by the International Accounting Standards Board.

IFRS 2 Share-based payments

IFRS 2 stipulates that share-based payments shall be classified as cash settled or equity settled. If the employee has the right to a cash settlement or the possibility of demanding a cash settlement or reason to expect a cash settlement based on practice established by the company in the context of settlement, the program is classified as cash settled. Gambro's Stock Appreciation Rights (SAR) and stock option program are classified as cash settled and the share programs are classified as equity settled.

As regards to the programs which are cash settled, the market value including social security charges arising during the vesting period will be allocated during the vesting period. Such allocation is based on a market valuation of the commitment in conjunction with the end of each accounting period. From the end of the vesting period to exercise or maturity, the market values of these programs will be established in conjunction with each report. Changes in market values including social security charges will be expensed/taken to income as personnel costs and balanced as a provision.

The programs that are classified as equity settled will be expensed as personnel costs (excluding social security charges) on a straight-line basis during the vesting and waiting period and will be reported directly against equity. Social security charges referring to these programs will be expensed according to the method applied in the cash settled program.

The total changes in value of the equity swap agreements and the call options which the company has entered into and purchased in order to hedge the programs, do not fulfill the requirements for hedge accounting and, therefore, will be reported according to IAS 39, as follows:

- The call options are valued marked-to-market at each closing and changes in the market value will be expensed/taken to income as personnel costs and balanced as accrued income.
- For those equity swap agreements which have been entered into in order to hedge the delivery of the shares in the share program, the swaps will be reported directly against equity and as a liability. These items will not be re-measured in conjunction with closings.
- The market value of other equity swap agreements entered into in order to hedge the personnel option programs will be recognized at each book closing and any change in market value will be expensed/taken up as income as personnel costs and balanced as a provision/accrued income.

The costs for the hedging of the programs will, from 2005, be expensed as personnel costs instead of, as previously, as financial expenses. Gambro's expenses for the entire year 2004, after capital gains of MSEK 13, amounted to MSEK 22.

As at January 1, 2004, a total of MSEK 122 will be reported as a provision for SAR and stock option programs. This adjustment will be reported directly against equity. The share programs are valued at MSEK 13, of which MSEK 11 is reported directly against equity and MSEK 2 is reported as a provision for social security charges. According to the previous accounting principles, MSEK 13 was reported as a provision for the share programs. SAR and the stock option programs were not reported in the balance sheet as they are accounted for as hedges, in accordance with current accounting principles, with equity swap agreements and call options as hedging instruments.

Due to the rising share price in 2004, the amount of the expenses for the SAR and the stock option programs in the restated income statement will be approximately MSEK 209 higher than the reported amount. Gambro has, as previously described, entered into call option agreements and equity swap agreements in order to hedge the value of the stock options/SAR and the share programs. These hedging instruments are reported according to IAS 39 regulations which, however, will be applied as from 2005. Should the hedging instruments be reported in the restated income statement, the amount of income from the hedging instruments would be greater than the costs of the programs.

IFRS 3 Business combinations

The regulations for the accounting of business combinations imply significant changes in the manner in which these are reported. Amongst other things, a more detailed acquisition analysis is to be made in which the values are to be established for a larger number of classes of intangible assets that are acquired. Examples of such assets which shall be reported in conjunction with company acquisitions are: trademarks, non-competition agreements, customer lists, order backlog, customer contracts, customer relationships, licensing agreements, employment contracts, patents and non-patented technology, etc. The estimated useful life of these assets shall be determined and the assets shall be amortized during their lifetime. Acquisitions made in 2004 will be recalculated according to these new regulations when they are reported in the 2005 annual accounts.

The acquisitions made by Gambro before 2004 will be treated according to the transition regulations in IFRS 1, which implies that Gambro's goodwill as per January 1, 2004 will MSEK 250 be reclassified as intangible fixed assets, of which MSEK 57 refers to the difference in amortization periods between the acquisition dates up to January 1, 2004. These amortizations are reported directly against equity. Acquisitions executed during 2004 have been recalculated in accordance with IFRS 3. These recalculations have not had any material effect on acquisition calculations.

According to IFRS, goodwill shall not be amortized. However, an impairment test shall be performed annually and if the test shows that the reported value is greater than the recoverable amount, then the amount of goodwill is to be written down to the recoverable amount. The recoverable amount is seen to be the greater of the fair value, less selling expenses and its value in use. According to current accounting regulations, an impairment test is made when there is an indication of impairment. According to IAS 36, Impairment of Assets, an impairment test is to be executed annually regardless of the existence of any indication of impairment. Gambro has made impairment tests of goodwill items reported in accordance with IFRS, partly, as at January 1, 2004 and partly during the autumn 2004 based on updated plans. According to these tests there are no write-down requirements.

A consequence of the IFRS transition will be that amortizations of MSEK 788 per Swedish GAAP will be added back with a deferred tax expense of MSEK 77.

Minority interests

According to IFRS, minority interests are to be considered as a separate component of equity and are included in net profits for the year.

IFRS 5 Non-current Assets Held for Sale and Discontinued Operations

This standard replaces RR19, Discontinuing Operations. IFRS 5 addresses the disclosure requirements and valuation in conjunction with the sale of fixed assets and larger portions of operations. Gambro will apply this standard as from January 1, 2005 on a prospective basis. The sale of Gambro Healthcare Inc, advertised by the company in December 2004, will be affected by this accounting standard. According to IFRS 5, assets classified as held for sale are reported at the lower of carrying amount or fair value less selling costs. Depreciation or amortization shall not take place from the period during which the assets are reclassified until the period in which they are sold. Depreciation/amortization for Gambro Healthcare Inc (including goodwill amortization amounting MSEK 718) amounted to MUSD 173 in 2004 or MSEK 1,274. No depreciation/amortization will be recognized in 2005.

IAS 38 Intangible Assets

Gambro has applied the Swedish equivalent to IAS 38, RR 15, Intangible Fixed Assets, since 2001. Development costs expensed, but which met the requirements for capitalization of internally generated intangible fixed assets as found in IAS 38, shall be capitalized. Consequently, Gambro has capitalized MSEK 25 regarding development costs. The amortization of intangible fixed assets will, therefore, increase in the future by MSEK 5.

IAS 17 Leases

Gambro has older financial lease agreements that were entered into prior to January 1, 1997. It is not possible to report these agreements as operational lease agreements according to IAS 17. In the balance sheet tangible fixed assets will increase by MSEK 128 and financial lease liabilities in the opening IFRS balance sheet will increase by MSEK 155.

IAS 39 Financial Instruments

Currency hedging

Gambro has applied hedge accounting for the hedging of forecasted foreign currency flows. The hedged cash flows have primarily been internal flows, for which it is currently not possible to apply hedge accounting according to IAS 39. All of the hedging measures will, therefore, be valued marked-to-market and reported in the income statement. If the hedging refers to a working capital item, then the market value including the forward premium/discount will be reported as operating expenses/income. If the hedging refers to a financial item, the market value, including the forward premium/discount will be included in financial net.

Classification of "Financial assets at fair value which are reported in the income statement"

Included in this group are all of the Gambro Group's derivative contracts with a positive fair value, with exceptions for equity swap agreements entered into in order to hedge delivery of shares in the share programs (see *IFRS 2, fourth paragraph, second point*). Value changes in the fair value will be reported in income on an on-going basis. A revaluation of derivatives which are held in order to hedge an operational item are reported in operating income and derivatives which are held in order to hedge financial items are reported in financial net. For further information refer to the section Currency hedging, IFRS 2, Share-based payments and Financial liabilities, at fair value which are reported in the income statement.

Classification of "Financial liabilities at fair value which are reported in the income statement"

Included in this group are all of the Gambro Group's derivative contracts with negative fair values with exceptions for equity swap agreements entered into in order to hedge delivery of shares in the share programs (see IFRS 2, fourth paragraph, second point). The treatment here is identical with the treatment of "Financial assets at fair values which are reported in the income statement".

Transition and expected effects on results and the balance sheet in the future

The transition effects as per January 1, 2005 in conjunction with the introduction of IAS 39 entail that net assets are revalued by a total net amount of MSEK 381 before tax. Included in this revaluation is an amount of MSEK 412 referring to the market valuation of hedging instruments in relation to the long-term incentive programs (see IFRS 2, fourth paragraph, second point). As all of the derivative contracts will, in the future, be reported at market value on an on-going basis, the volatility of the results will increase between reporting periods. The accumulated result of a hedging measure during the period of the hedge will, however, be unchanged. This also applies to derivatives which are used to adjust interest duration.

The Parent Company

The Parent Company, Gambro AB, will, in the future, apply the Swedish Annual Accounts act and RR 32, Reporting of Legal Entities, from the Swedish Financial Accounting Standards Council.

Other disclosures

In December 2004 Gambro published a more comprehensive information memorandum including details of the changes in accounting principles. This memorandum also included details of the estimated effects of these changes on results and the balance sheet. In March 2005 the Company plans on updating this memorandum. At this time, it will also present the quarterly income statements and balance sheets for 2004 and the recalculated segment reporting, in accordance with IFRS.

Summary of balance sheet adjustments and income effects 2004

	January 1, 2004			December 31, 2004			January 1, 2005	
Balance sheet	Reported	Adjusted	IFRS	Reported	Adjusted	IFRS	IAS 39/IFRS 5	IFRS
Goodwill	10,702	-250	10,452	9,297	+532	9,829	-8,763	1,066
Intangible fixed assets	971	+211	1,182	1,040	+136	1,176	-251	925
Tangible fixed assets	7,868	+128	7,996	7,480	+117	7,597	-1,764	5,833
Long-term receivables, etc.	3,141	+16	3,157	1,780	-51	1,729	-396	1,333
Current assets	11,430		11,430	11,958		11,958	+11,616	23,574
Total assets	**34,112**	**+105**	**34,217**	**31,555**	**+734**	**32,289**	**+442**	**32,731**
Equity	19,756	-23	19,733	18,083	+391	18,474	+405	18,879
Minority interests in net income	143	-143	0	87	-87	0		0
Provisions	2,094	+116	2,210	2,208	+285	2,493	-127	2,366
Long-term interest-bearing liabilities	4,299	+141	4,440	3,809	+131	3,940		3,940
Short-term liabilities	7,820	+14	7,834	7,368	+14	7,382	+164	7,546
Total shareholders' equity and liabilities	**34,112**	**+105**	**34,217**	**31,555**	**+734**	**32,289**	**+442**	**32,731**
Net debt	5,801	+155	5,956	5,675	+145	5,820	-16	5,804

	Full year 2004		
Income statement	Reported	Adjusted	IFRS
Revenues	26,617	0	26,617
Operating expenses	-24,389	-179	-24,568
Operating income before interest, taxes and amortization (EBITDA)	2,228	-179	2,049
Amortization	-2,655	+771	-1,884
Operating earnings before interest and taxes (EBIT)	-427	+592	165
Financial net	-104	-5	-109
Earnings before taxes (EBT)	-531	+587	56
Taxes	-591	-67	-658
Minority interests in net income	-74	+74	0
Net income for the year	-1,196	+594	-602

Of the amount of adjustments for depreciation, MSEK 718 *refers to Gambro Healthcare Inc and the total amount of* the tax item refers substantially to Gambro Healthcare Inc. Approximately 40 percent of share-based payments are made to employees in Gambro Healthcare Inc.

2 Segment Reporting

Revenues by type of sales and business area	2004			2003		
	Sale of goods	**Sale of services**	**Total**	Sale of goods	Sale of services	Total
Gambro Healthcare US		**14,135**	**14,135**		14,171	14,171
Gambro Healthcare International		**1,662**	**1,662**		1,530	1,530
Gambro Healthcare total		**15,797**	**15,797**		15,701	15,701
Gambro Renal Products	**9,727**	**300**	**10,027**	9,641	270	9,911
Internal sales from Gambro Renal Products[1]	**-1,203**	**-14**	**-1,217**	-1,256	-7	-1,263
Total Renal Care	**8,524**	**16,083**	**24,607**	8,385	15,964	24,349
Gambro BCT	**1,994**	**16**	**2,010**	1,764	20	1,784
Total	**10,518**	**16,099**	**26,617**	10,149	15,984	26,133
Discontinued operation	**922**	**-14,135**	**-13,213**	984	-14,171	-13,187
Gambro excluding discontinued operation	**11,440**	**1,964**	**13,404**	11,133	1,813	12,946

Operating earnings by business area	2004		2003		2004	2003	2004		2003	
	EBITDA	**%**	EBITDA	%	Depreciation, amortization and write-downs		**EBIT**	**%**	EBIT	%
Gambro Healthcare US	**2,532**	**17.9**	2,295	16.2	**-1,274**	-1,356	**1,258**	**8.9**	939	6.6
Gambro Healthcare International	**278**	**16.7**	225	14.7	**-190**	-186	**88**	**5.3**	39	2.5
Nonrecurring items	**-2,672**						**-2,672**			
Gambro Healthcare	**138**	**0.9**	2,520	16.0	**-1,464**	-1,542	**-1,326**	**-8.4**	978	6.2
Gambro Renal Products	**1,826**	**18.2**	1,697	17.1	**-983**	-1,010	**843**	**8.4**	687	6.9
Gambro BCT	**619**	**30.8**	442	24.8	**-188**	-181	**431**	**21.4**	261	14.6
Other[2]	**-355**		-325		**-20**	-20	**-375**		-345	
Total	**2,228**	**8.4**	4,334	16.6	**-2,655**	-2,753	**-427**	**-1.6**	1,581	6.0
Financial net							**-104**		-51	
EBT							**-531**		1,530	
Taxes							**-591**		-41	
Minority interest in net income							**-74**		-67	
Net income							**-1,196**		1,422	

Assets	2004	2003	Liabilities	2004	2003
Gambro Healthcare US	**13,103**	14,154	Gambro Healthcare US	**1,951**	1,136
Gambro Healthcare International	**2,468**	2,498	Gambro Healthcare International	**442**	497
Gambro Healthcare total	**15,571**	16,652	Gambro Healthcare total	**2,393**	1,633
Gambro Renal Products	**11,114**	11,198	Gambro Renal Products	**2,160**	2,611
Gambro BCT	**1,562**	1,409	Gambro BCT	**248**	211
Eliminations	**-207**	-199	Eliminations	**-207**	-199
Total segment assets	**28,040**	29,060	**Total segment liabilities**	**4,594**	4,256
Other[2]	**731**	1,427	Other[2]	**639**	761
Shares and participations	**123**	127	Shareholders' equity	**18,083**	19,756
Deferred and current tax	**1,632**	1,448	Minority interests in equity	**87**	143
Liquid assets	**659**	482	Provisions for taxes and tax liabilities	**1,448**	1,345
Interest bearing receivables	**370**	1,568	Interest bearing liabilities, including pensions	**6,704**	7,851
Total assets	**31,555**	34,112	**Total shareholders' equity, provisions and liabilities**	**31,555**	34,112

External revenues by market and business area	Europe, Africa, Middle East		United States		Asia, rest of the world		Total	
	2004	2003	**2004**	2003	**2004**	2003	**2004**	2003
Gambro Healthcare US			**14,135**	14,171			**14,135**	14,171
Gambro Healthcare International	**1,467**	1,345			**195**	185	**1,662**	1,530
Gambro Healthcare	**1,467**	1,345	**14,135**	14,171	**195**	185	**15,797**	15,701
Gambro Renal Products	**6,086**	5,983	**1,023**	1,005	**1,701**	1,660	**8,810**	8,648
Gambro BCT	**594**	524	**1,132**	1,042	**284**	218	**2,010**	1,784
Total	**8,147**	7,852	**16,290**	16,218	**2,180**	2,063	**26,617**	26,133

2 Continued

Gross investments by market	2004	2003	Gross investments by business area	2004	2003	Assets by market	2004	2003
Europe, Africa, Middle East	**968**	1,267	Gambro Healthcare	**861**	1,020	Europe, Africa, Middle East	**11,241**	11,213
United States	**974**	956	Gambro Renal Products	**925**	1,134	United States	**14,951**	15,962
Asia, rest of the world	**163**	213	Gambro BCT	**319**	282	Asia, rest of the world	**1,848**	1,885
Total	**2,105**	2,436	**Total**	**2,105**	2,436	**Total**	**28,040**	29,060
Discontinued operation	**-718**	-635		**-718**	-635		**-13,103**	-14,154
Gambro excl discontinued operation	**1,387**	1,801		**1,387**	1,801		**14,937**	14,906

1) The aim of the Gambro Group transfer price policy is to ensure a stable framework for intra-group sales. The policy is based on the arm's length standard as defined in the Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations published by the OECD. All transactions that are based on this policy are supported by written contracts between the different parties. The concept is based on a division of function and risk between the different entities within Gambro. Profit is allocated on the basis of the function provided in the sale, risks assumed and available industry comparables.

2) Groupwide functions including Groupwide research and expenses in relation to the subpoena.

3 Employees

	Average number of employees		of whom, women		Salaries and remunerations to Board and President		of which bonus		Salaries and remunerations to other employees		Total salaries, wages and remunerations	
Average number of employees, etc.	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003	**2004**	2003
Parent Company												
Sweden	**54**	51	**30**	27	**12**	11	**2**	2	**45**	41	**57**	52
Other Group companies												
Argentina	**644**	593	**447**	418		2			**30**	27	**30**	29
Australia	**109**	108	**65**	62	**2**	1			**27**	26	**29**	27
Austria	**23**	23	**12**	4					**13**	12	**13**	12
Belgium	**85**	70	**29**	23	**6**	6	**3**		**44**	35	**50**	41
Brazil	**27**	26	**12**	12	**2**	1	**1**		**6**	7	**8**	8
Canada	**101**	89	**31**	28	**4**	3	**2**	1	**37**	35	**41**	38
Checkia	**288**	283	**271**	273					**11**	11	**11**	11
Chile	**13**	13	**5**	5					**2**	2	**2**	2
China	**384**	394	**298**	302	**1**	2			**28**	24	**29**	26
Colombia	**2**	2	**2**	2					**0**	0	**0**	0
Denmark	**21**	21	**10**	11	**1**	1			**11**	11	**12**	12
Estonia	**5**	4	**4**	3					**1**	0	**1**	0
Finland	**14**	15	**7**	7	**2**	2		1	**4**	4	**6**	6
France	**1,017**	1,017	**475**	452	**8**	6	**1**	1	**353**	345	**361**	351
Germany	**1,555**	1,630	**509**	593	**4**	9	**1**	1	**564**	579	**568**	588
Greece	**7**		**1**						**2**		**2**	
Hungary	**171**	209	**134**	154	**1**	1			**17**	18	**18**	19
India	**18**	16	**2**	2					**1**	1	**1**	1
Italy	**1,389**	1,439	**759**	746	**4**	3	**2**	2	**355**	349	**359**	352
Japan	**162**	203	**58**	52	**3**	3		1	**63**	79	**66**	82
Malaysia	**7**	3	**2**	1					**1**	1	**1**	1
Mexico	**691**	718	**481**	519	**3**		**1**		**27**	36	**30**	36
Netherlands	**36**	40	**12**	12	**2**	2			**14**	17	**16**	19
Norway	**12**	13	**3**	4	**2**	2		1	**3**	4	**5**	6
Peru	**1**	1							**0**	0	**0**	0
Poland	**188**	116	**156**	93	**1**	2			**14**	9	**15**	11
Portugal	**604**	566	**351**	324	**1**	2		1	**115**	108	**116**	110
Russia	**2**	2	**1**	2					**0**	0	**0**	0
Singapore	**14**	10	**5**	5		1			**4**	2	**4**	3
South Korea	**132**	125	**46**	22	**1**	2			**35**	30	**36**	32
Spain	**545**	552	**366**	384		2		1	**145**	137	**145**	139
Sweden	**874**	876	**360**	332	**1**	4			**339**	328	**340**	332
Switzerland	**18**	18	**6**	6					**17**	14	**17**	14
Taiwan	**32**	35	**18**	16					**6**	9	**6**	9
Turkey	**45**	60	**23**	33					**3**	7	**3**	7
United Kingdom	**358**	242	**203**	137	**2**	1			**101**	73	**103**	74
Uruguay	**103**	109	**56**	42	**5**	3	**2**	1	**4**	5	**9**	8
USA	**11,639**	11,580	**8,551**	8,600	**49**	59	**19**	23	**4,481**	4,757	**4,530**	4,816
Venezuela	**1**	1	**1**	1					**0**	0	**0**	0
Total Group	**21,391**	21,273	**13,802**	13,709	**117**	131	**34**	36	**6,923**	7,143	**7,040**	7,274

At year end the number of employees was 21,279 (21,193). Of the average number of employees, 65 percent (64) were women. Social security expenses amounted to MSEK 1,722 (1,687). Salaries and remunerations to the Board and President excludes expenses for the share programs amounting MSEK 12 (5).

3 Continued

Benefits for senior executives

This note on benefits for senior executives has been prepared in accordance with the recommendation of the Swedish Industry and Commerce Stock Exchange Committee (NBK) dated August 15, 2002. Senior executives refers to both top management, including the Chairman, Claes Dahlbäck and the President, Sören Mellstig, and other senior executives not included in top management. The other senior executives are: Larry C Buckelew, Lars Fahlén, Lars Granlöf, Maris Hartmanis (from September 1), David B Perez, Jon Risfelt, Leif Smeby (until August 30) and Kevin Smith.

Compensation Committee

Gambro's Compensation Committee is appointed annually by the Board and consists of Claes Dahlbäck, Wilbur H Gantz, Juha P Kokko and Lena Torell.
The responsibilities of the Compensation Committee are to:

- Approve pay levels and benefit plans for the President and other senior executives, taking into account peer group practices and any special considerations
- Ensure the establishment of evaluation plans for evaluating the performance of the President and other senior executives
- Respond to shareholder concerns, including controlling the impact of stock compensation plans on shareholder value and dilution
- Determine, at senior management level, the individuals to be included in the various compensation plans (including stock-related plans)

The Compensation Committee meets in conjunction with some of the Board meetings. Matters to be considered by the Committee are prepared by Corporate Human Resources. The Committee does not adopt resolutions but presents recommendations for adoptions by the Board.

Compensation Policy

The Global Remuneration Program offers managers and specialists within Gambro the opportunity to receive awards in the form of cash, shares and options for achieving predetermined performance targets. The Program has been designed to meet a number of important objectives:

- To encourage and reward long-term value creation
- To retain top talent
- To create a culture of ownership
- To promote a unified Gambro culture
- To adjust policy to reflect changing market conditions

Compensation for managers and specialists comprises fixed salary, variable compensation, long-term incentive programs, pensions and other benefits.

Fixed Salaries

Salaries are reviewed annually in line with best practice, to provide market-based salaries according to responsibilities adjusted to reflect the contributions of the individual. Salaries are broadly determined with reference to the scope of position (responsibilities and size) with salary ranges calibrated against local market practice.

Variable Compensation

The variable compensation award is conditional upon performance relative to predetermined targets for various financial and individual goals by offering the opportunity to earn a cash award equivalent to a percentage of fixed salary. Performance is measured over the Gambro financial year, running from January 1 to December 31. The variable compensation will normally be awarded only if the employee remains in employment with Gambro throughout the entire performance period.

The President's variable compensation for 2004 was based 80 percent on financial results (at Group and business area level) and 20 percent on individual targets decided by the board, with a maximum variable compensation of 50 percent of fixed salary and a target for variable compensation of 30 percent. Other senior executives in the USA are eligible for variable compensation of a maximum of 60 percent and a variable compensation target of 36 percent. The equivalent figures for senior executives outside the USA are a maximum variable compensation of 40 percent or 50 percent and a variable compensation target of 24 or 30 percent. The balance between financial and individual targets is approximately the same as for the President.

Long-term Incentives

Stock options

Since 1999, the Group has offered senior management and specialists stock options. Stock options are not allocated to Board Members. The aim of these programs is, firstly, to link the compensation to future growth in shareholder value and, secondly, to encourage long-term investments in Gambro's shares. Stock options are granted free of charge. The exercise price for the options is 110 percent of the share price on the grant date. The vesting period entails that one-third of the options can be exercised one year after grant, two-thirds after two years and all after three years. Unvested options expire immediately if employment is terminated. Vested options must be exercised within three months of termination of employment. The options granted in 1999–2001 have a term of seven years while the subsequent programs have a term of five years. New in the 2004 program is a Gambro performance level (EBIT) which will be applied to the initial grants. If EBIT (currency adjusted) increases with 5 percent or more (2004 vs 2003) the final grant will be 100 percent of the initial grant. If EBIT remains unchanged the final grant will be 75 percent of initial grant. If EBIT falls with 10 percent or more, the final grant will be 0. Final grants will be prorated within the interval +5 percent to –10 percent.

The value of the options granted during the year is based on a theoretical value calculated on the basis of the Black & Scholes model. When calculating the value of options, volatility of 35 percent and a risk free interest rate of 4.1 percent has been assumed. The theoretical value of the options granted in 2004 was SEK 15.83 (a total of MSEK 38 for all options granted during the year). A total of 2,420,000 options were granted to 495 employees during the year.

Stock Appreciation Right (SAR) program

In 2001 a Stock Appreciation Right (SAR) program was introduced for employees in key positions in the USA. These programs entitle participants to any increase in the value of Gambro's stock over a four-year period. The vesting period is one year and the exercise price is equivalent to 100 percent of the share price on the grant date. The SARs are granted free of charge. A total of 408 000 SARs were granted to 1,088 employees in 2004. The value of the SARs granted during the year is based on a theoretical value calculated using the Black & Scholes model. When calculating the value of the SARs a volatilaty of 35 percent and a risk free interest rate of 3.8 percent has been assumed. The theoretical value of the SARs granted in 2004 was SEK 15.64 (a total of MSEK 6 for SARs granted during the year).

Shareprogram

During 2003, two new programs were introduced for senior management and specialists. The programs are titled Restricted Stocks and Performance Shares, and are based on the granting of shares. The total number of shares to be granted in each of the two programs corresponds to approximately one third of the granted stock options. For the Restricted Stock program, shares are granted annually. The term of the shares is five years. 40 percent of the granted shares is vested three years after grant date, 70 percent after year four and 100 percent after year five. If employment is terminated, unvested shares expire. During the year, 76 persons have been granted a total of 406,457 Restricted Stocks. As with the Restricted Stock program, the granting of the right to subscribe to shares in the Performance Share program is made annually. Performance targets related to the strategic plan are established for each individual. After three years, the target achievement is assessed and the employee receives 0–150 percent of the targeted grant. During the year the targeted grant is 406,457 shares, granted to 76 individuals. The value of Restricted Stock and Performance Share granted during the year, is based upon the share value at grant date. The value amounts to SEK 59.80 (in total MSEK 49 for grants during the year).

3 Continued

Conditions Stock options

Allotment date	Expiration date	Number of participations at grant	Options outstanding Jan 1, 2004	Options vested Jan 1, 2004	Options exercised 2004	Options expired 2004	Options outstanding Dec 31, 2004	Options vested Dec 31, 2004	Exercise price SEK	Vesting period
Feb 24, 1999	Feb 24, 2006	69	787,011	787,011	228,930	9,370	548,711	548,711	74.25	3 years
Feb 23, 2000	Feb 23, 2007	127	1,264,160	1,264,160	368,873	45,377	849,910	849,910	70.90	see below[1]
Feb 19, 2001	Feb 22, 2008	378	2,485,400	1,656,933	710,332	123,768	1,651,300	1,651,300	72.30	see below[1]
Mar 18, 2002	Mar 19, 2007	434	3,360,525	1,120,175	768,396	138,888	2,453,241	1,635,494	71.90	see below[1]
Mar 10, 2003	Mar 10, 2008	487	3,695,375	0	554,764	301,375	2,839,236	946,412	39.30	see below[1]
Apr 14, 2004	Apr 14, 2009	495	0	0	0	4,765	2,415,235	0	65.80	see below[1]
Total			**11,592,471**	**4,828,279**	**2,631,295**	**623,543**	**10,757,633**	**5,631,827**		

1) The vesting period in this program entails that one-third of the options can be exercised one year after allotment, two-thirds after two years and all after three years.

Conditions Stock Appreciation Right Program

Allotment date	Expiration date	Number of participations at grant	SARs outstanding Jan 1, 2004	SARs vested Jan 1, 2004	SARs exercised 2004	SARs expired 2004	SARs outstanding Dec 31, 2004	SARs vested Dec 31, 2004	Exercise price SEK	Vesting period
Aug 1, 2001	Aug 1, 2005	977	403,146	403,146	185,372	32,906	184,868	184,868	68.50	1 year
Feb 1, 2002	Feb 1, 2006	135	58,954	58,954	27,272	8,453	23,229	23,229	62.00	1 year
Aug 1, 2002	Aug 1, 2006	1,020	393,300	393,300	182,800	26,250	184,250	184,250	49.00	1 year
Feb 1, 2003	Feb 1, 2007	117	55,500	0	21,000	6,000	28,500	28,500	46.80	1 year
Aug 1, 2003	Aug 1, 2007	1,097	522,500	0	194,725	42,000	285,775	285,775	52.50	1 year
Apr 14, 2004	Apr 14, 2008	1,088	0	0	0	32,250	375,750	0	57.50	1 year
Total			**1,433,400**	**855,400**	**611,169**	**147,859**	**1,082,372**	**706,622**		

Conditions Shareprograms

Allotment date	Expiration date	Number of participations at grant	Shares outstanding Jan 1, 2004	Shares delivered 2004	Shares expired 2004	Shares outstanding Dec 31, 2004	Vesting period
Restricted Stock,							
Mar 10, 2003	Mar 10, 2008	73	563,343	0	32,550	519,943	see below[1]
Apr 14, 2004	Apr 14, 2009	76	0	0	0	406,457	see below[1]
Performance Shares,							
Mar 10, 2003	Mar 10, 2006	73	563,343	0	32,550	519,943	see below[2]
Apr 14, 2004	Apr 14, 2007	76	0	0	0	406,457	3 year
Total			**1,126,686**	**0**	**65,100**	**1,852,800**	

1) 40 percent of the shares is vested three years after grant date, 70 percent after four years and 100 percent after five years.
2) One third is vested two years after grant date and all are vested after three years after grant date.

Accounting and hedging of the programs
All outstanding programs, including social costs, have been hedged against increases in the share price through equity swaps and call options on the market. The financial costs for equity swaps and call options totaled MSEK 35 (28) in 2004 and have been expensed. Two of the equity swaps have been unwound during the year. This lead to a capital gain amounting to 13 MSEK. The theoretical cost of the option programs based on the Black & Scholes value on the grant date for all of the programs is MSEK 273. This amount has not been expensed. The personnel cost reported for the Restricted Stock and Performance Share programs together amounts to MSEK 33 (13) for 2004. Equity swaps and call options will from 2005 be accounted for at fair value. See Note 1 for further information.

Equity swaps

Period of maturity	Number of shares Jan 1, 2004	Number of shares Dec 31, 2004	Exercise price (SEK)	Fair value Jan 1, 2004	Fair value Dec 31, 2004	Net book value Jan 1, 2004	Net book value Dec 31, 2004
Dec 9, 1999–Feb 27, 2006	1,760,000	0	76.94	-31	0	-31	0
Mar 10, 2000–Feb 23, 2007	2,200,000	0	61.03	-3	0	-3	0
Apr 9, 2001–Feb 22, 2008	3,600,000	3,600,000	67.29	-28	93	-28	0
May 17, 2002–Apr 2, 2007	3,700,000	2,149,512	64.52	-19	62	-19	0
May 19, 2003–May 19, 2008	5,200,000	4,587,300	43.95	81	227	0	0
June 11, 2004–Sep 11, 2009	0	1,500,000	67.03	0	39	0	0
Total	**16,460,000**	**11,836,812**		**0**	**421**	**-81**	**0**

Call options

Period of maturity	Number of call options Jan 1, 2004	Number of call options Dec 31, 2004	Exercise price (SEK)	Fair value Jan 1, 2004	Fair value Dec 31, 2004	Net book value Jan 1, 2004	Net book value Dec 31, 2004
Jun 11, 2004–Jun 11, 2009	0	2,000,000	73.73	0	70	0	32
Sep 9, 2004–Feb 27, 2007	0	1,000,000	78.50	0	24	0	15
Total	**0**	**3,000,000**		**0**	**94**	**0**	**47**

3 Continued

Pensions

The President's retirement age is 60. Pension costs for Gambro AB correspond to a premium of 35 percent of fixed salary as long as the President is employed by the company. The pension benefit is based on the total amount paid in annual premiums, plus interest, according to the above, during the remaining period of employment and on the benefits earned up to and including 2000. Gambro guarantees a return corresponding to inflation plus 3 percent. According to RR 29 the pension plan is a defined benefit plan as it entails certain characteristics of this type of pension plan. Other senior executives in the US are eligible for a supplemental nonqualified[1] defined contribution plan in addition to the qualified[1] 401(k) defined contribution plan for all employees. The contribution rate for the supplemental plan is 8 percent of base salary. For other senior executives outside the US the retirement age is 65. Two executives in this group have a defined benefit plan, with an annual pension provision of 10 price base amounts for one of the executives and 25 percent of fixed salary for the other executive. Other senior executives outside the US have a defined benefit plan based on 50–70 percent of pensionable income. Pensionable income is defined as base salary plus average variable compensation over the last three years. The pension is non-transferable.

Severance Pay

Gambro and the President have a mutual notice period of six months. The President has the right, upon receiving notice from the company, to severance pay corresponding to 24 months' compensation (fixed annual salary). Gambro's other senior executives have a mutual notice period of six months and are entitled to severance pay corresponding to 18–24 months' compensation.

1) Nonqualified and qualified refer to the fiscal status of the employees in the US.

Compensations, pensions, stock options and shares for top management, other senior executives and other by the general meeting elected Board members during the year (kSEK)

	Fixed salary	Board fees	Variable compensation[1]	Other compensation	Other benefits	Pension costs	Options alloted 2004	Theoretical value of options alloted 2004	Accumulated holdings 1999-2004[7]	Alloted restricted stocks	Alloted performance shares	Value share-programs 2004	Accumulated holdings shares 2003-2004[7]
Top management;													
Claes Dahlbäck		1,000											
Sören Mellstig	6,000		1,863		219	2,100	60,600	936	485,220	20,000	20,000	2,392	109,400
Other senior executives;													
US[2]	9,559		3,562		159	922	138,500	2,138	948,260	45,705	45,705	5,466	206,110
Non-US[3]	9,105		2,639	927[5]	955[6]	5,019	44,000	679	284,200	14,520	14,520	1,737	84,840
Other board members;													
Håkan Mogren[4]		600											
Other board members elected by the general meeting[4]		2,350											
Total	**24,664**	**3,950**	**8,064**	**927**	**1,333**	**8,041**	**243,100**	**3,753**	**1,717,680**	**80,225**	**80,225**	**9,595**	**400,350**

1) Variable compensation consists of bonuses expensed in 2004 and payable in 2005. A decision on the actual variable compensation payable will be made in early 2005. The final amount may differ from the expensed amount. The following amounts were paid out in 2004 for variable compensation for 2003: Sören Mellstig kSEK 2,159, other US senior executives kSEK 6,189 and other non-US senior executives kSEK 1,383.
2) US = Larry C Buckelew, David B Perez, Kevin Smith.
3) Non-US = Lars Fahlén, Lars Granlöf, Maris Hartmanis (from September 1), Jon Risfelt, Leif Smeby (until August 30).
4) The board members Sandra Austin Crayton, Wilbur H Gantz, Peter H Grassmann, Adine Grate Axén, Juha P Kokko and Lena Torell received fees amounting to 325 kSEK each. The members of the Compensation Committee (Gantz, Kokko and Torell) received a fee amounting to 50 kSEK each. The members of the Audit Committee (Mogren and Grate Axén) received a fee amounting to 100 kSEK each. The chairman of the Audit Committee (Grassmann) received a fee amounting to 150 kSEK.
5) Consists to the major part of pension payment.
6) Consists to the major part of stock option benefits.
7) See page 73 for information regarding vested stock options and shares.

Specification, Men/Women among management officers, %	2004 Men	2004 Women	2003 Men	2003 Women
Parent Company				
President	**100**	**0**	100	0
Other Board Members	**50**	**50**	56	44
Other managers and specialists	**52**	**48**	64	36
Other Group Companies				
President	**91**	**9**	96	4
Other Board Members	**73**	**27**	84	16
Other managers and specialists	**57**	**43**	61	39

Pensions and similar benefits	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Pension cost	**74**	62	**17**	12
Costs for pension and similar benefits to current and former Board Members, President or corresponding personnel	**11**	19	**8**	7
Commitments related to pensions and similar benefits to current and former Board Members, President or corresponding personnel	**214**	199	**192**	181

Absence due to illness % Parent Company	2004	2003[1]
Total abscence due to illness in percentage of ordinary working hours	**4.3**	3.2
Percentage of total abscence due to illness (4.3) exceeding 60 days	**64.0**	38.0
Abscence due to illness for men in percentage of ordinary working hours	**0.6**	4.7
Abscence due to illness for women in percentage of ordinary working hours	**7.6**	2.2
Abscence due to illness in percentage of ordinary working hours for the following age categories:		
–29 years	**0.0**	0.0
30–49 years	**3.5**	4.4
50– years	**6.2**	0.6

1) The figures for 2003 refers to the period July 1 and December 31.

4 Audit fees and charges

	Group		Parent Company	
	2004	2003	**2004**	2003
Öhrlings PricewaterhouseCoopers				
Audit assignment	**22**	26	**5**	4
Other assignments	**4**	4	**1**	1
Other accounting firms				
Audit assignment	**3**	1		
Other assignments	**1**	0		
Total	**30**	31	**6**	5

Audit assignments include the examination and review of the annual reports, accounting policies and management of the Board and President and other work assignments carried out by the Company's auditors and advisory services and other measures arising from observations during such examinations or in conjunction with the carrying out of other such work assignments. All other activities are considered to be other assignments.

5 Share in earnings of associated companies and joint ventures

Operations-related participations

	Group	
	2004	2003
Share in earnings before tax:		
Associated companies	**0**	0
Joint ventures	**0**	-2
Total	**0**	-2

Financial investments

	Group	
	2004	2003
Share in earnings before tax:		
Associated companies	**4**	4
Total	**4**	4

6 Other operating income

	Group	
	2004	2003
Rental income	**30**	17
Capital gains	**46**	33
Government grants	**5**	12
Patent litigations	**41**	
Other	**26**	20
Total	**148**	82

7 Other operating expenses

	Group	
	2004	2003
Capital losses	**-7**	-2
Patent litigations		-42
US Department of Justice[1]	**-2,672**	
Other	**-38**	-111
Total	**-2,717**	-155

1) The U.S. Department of Justice settlement of the subpoena received in June 2001.

8 Amortization/depreciation and write-down of intangible and tangible fixed assets

Amortization/depreciation and write-down of intangible and tangible fixed assets are specified per function:

	Group		Parent Company	
	2004	2003	**2004**	2003
Costs of sale[1]	**-2,374**	-2,460		
Selling expenses	**-106**	-110		
Administration expenses	**-151**	-154	**-2**	-2
Research and development expenses	**-24**	-29		
Total	**-2,655**	-2,753	**-2**	-2

1) Of which goodwill, MSEK -835 (-911) and other intangible assets, MSEK -193 (-189).

9 Leasing

Leasing Obligations

The Group's expenses for the year for operating leases were MSEK 556 (581). The Parent Company's expenses for the year for operating leases amounted to MSEK 8 (9).
Future minimum payment obligations for leasing agreements are distributed as follows:

	Group		Parent Company	
	Financial leases	Operating leases	Financial leases	Operating leases
2005	22	533		8
2006	20	467		
2007	20	409		
2008	19	336		
2009	18	266		
2010 or later	139	648		
Total	**238**	**2,659**		**8**

Total future sublease receivables for operating leases amount to MSEK 46 (48).

Leasing Income

There was no income from financial leases for the year ended December 31, 2004. The majority of the leasing income is based on Gambro Renal Products and Gambro BCT machines placed with customers for an average of 3 to 5 years. Future minimum payments for leased assets are as follows:

	Group	
	Financial leases	Operating leases
2005		59
2006		52
2007		18
2008		10
2009		4
2010 or later		0
Total		**143**

These figures exclude any subleasing income. Assets under operating leases recorded as Tangible assets are disclosed in Note 18.

9 Continued

Leasing Assets

Assets under financial leases, recorded as Tangible assets in Note 18, consist of;

	Group	
Financial Leases	**2004**	2003
Acquisition value		
Land	**30**	30
Buildings and land improvements	**217**	212
Equipment, tools, fixtures and fittings	**6**	2
Closing balance	**253**	244
Accumulated depreciation		
Buildings and land improvements	**-25**	-5
Equipment, tools, fixtures and fittings	**-1**	-1
Closing balance	**-26**	-6
Net book value	**227**	238

Gambro has a leasing agreement in which the majority of the leased buildings are subleased. Gambro has the right to purchase these buildings in 2016. Therefore, the leasehold contract is classified as a financial lease. The current operating sublease agreement runs until the end of 2008 and the future minimum subleasing income amounts to MSEK 44 (54).

10 Results from participation in Group companies

	Parent Company	
	2004	2003
Dividends	**697**	78
Gains/losses on divestments of Group companies		1
Write-downs		-316
Reversal of write-downs		316
Total	**697**	79

11 Results from other securities and receivables accounted for as fixed assets

	Group		Parent Company	
	2004	2003	**2004**	2003
Capital gains	**88**	12		2
Total	**88**	12		2

The Group's capital gain 2004 is related to the divestiture of the shares in Thoratec Laboratories Corp.

12 Other interest income and similar profit/loss items

Of the Parent Company's Other interest income and similar profit/loss items, income from other Group companies accounts for MSEK 455 (599). In the Group and Parent Company, MSEK 138 (198) refers to interest income from forward exchange agreement.

13 Interest expense and similar profit/loss items

	Group		Parent Company	
	2004	2003	**2004**	2003
Interest	**-398**	-496	**-299**	-363
Equity swaps/call options	**-24**	-28	**0**	-28
Exchange differences, etc.	**147**	173	**193**	162
Write-downs	**-175**			
Total	**-450**	-351	**-106**	-229

In order to fulfill its obligations under a guarantee agreement, Gambro purchased at face value (25 MUSD) a loan previously owned by an independent bank. In October 2004, to protect its rights under the legal documents comprising the loan documentation, Gambro notified the Stock Transfer Agent to transfer the ownership of the borrower's shares to Gambro's name until such time as the loan is repaid. The shares had previously been pledged as collateral to secure the loan. Subsequent to that notification, the former shareholders filed for protection under the bankruptcy laws. Gambro is disputing this filing and the ability to control the shares will be decided by the Courts. The loan is fully provided for. In prior years, the guarantee obligation has been recognized as a contingent liability.

Of the Parent Company's Other interest expenses and similar profit/loss items, expense to other Group companies amounts to MSEK 11 (42).

14 Earnings before taxes and appropriations

The Group's write-downs and reversals of write-downs of Financial fixed assets and Short-term investments amounted to MSEK 0 (0) and MSEK 175 (0), respectively. The Parent Company's write-downs and reversals of write-downs of Financial fixed assets and Short-term investments amounted to MSEK 0 (316) and MSEK 0 (316), respectively.

15 Appropriations

	Parent Company	
Tax allocation reserve	**2004**	2003
Reversal of reserve	**163**	951[1]
Allocation for the year	**-125**	-43
Total	**38**	908

1) Of which MSEK 651 refers to the tax allocation reserve in Örekron Service AB, which was merged with Parent Company.

16 Taxes

	Group		Parent Company	
Tax expense for the year	**2004**	2003	**2004**	2003
Current taxes	**-675**	-262	**-69**	497
Deferred taxes	**84**	221		15
Total	**-591**	-41	**-69**	512

Tax computation Group	**2004** Earnings before tax	**2004** Tax	**2004** Tax rate %	2003 Earnings before tax	2003 Tax	2003 Tax rate %
Earnings before tax/ tax at applicable tax rate	**-531**	**213**	**40**	1,530	-611	40
Non-deductible goodwill amortization	**594**	**-226**	**38**	699	-265	38
Non-deductible expenses	**129**	**-50**	**39**	158	-56	36
Differences between book and tax acquisition value, disposal of shares				11	-4	36
Non taxable income	**-11**	**4**	**39**	-3	1	36
Provision for settlement with the U.S. Department of Justice		**-463**[1]				
Non-deductible part of settlement with the U.S. Department of Justice		**-69**				
Loss carry forward					894	
Reported tax expense		**-591**			-41	

1) The tax deductibility of the settlement with the U.S. Department of Justice is difficult to estimate. Actual outcome may deviate from current estimate.

16 Continued

No major changes in tax rates have taken place in those countries in which Gambro has its largest operations compared with last year. The average tax rate in the Gambro Group is determined by:

- The equity/assets ratios in foreign subsidiaries. Gambro's policy is that its subsidiaries should have an equity/assets ratio of 30–40 percent.
- The profit level in each country.
- The corporate tax rates (%), in countries in which Gambro has substantial operations:

	2004	2003
USA	**39**	39
France	**35**	35
Germany	**38**	38
Italy	**42**	42
Sweden	**28**	28

Tax computation Parent Company	2004 Earnings before tax	2004 Tax	2004 Tax rate %	2003 Earnings before tax	2003 Tax	2003 Tax rate %
Earnings before tax/ tax at applicable tax rate	**884**	**-248**	**28**	564	-156	28
Non-deductible expenses	**33**	**-9**	**28**	37	-10	28
Tax refund		**3**				
Dividends	**-697**	**195**	**28**	-78	22	28
Untaxed reserves	**38**	**-11**	**28**	903	-253	28
Non taxable income	**-5**	**1**	**28**			
Loss carry forward					626	
Reversal of provision					283	
Reported tax cost		**-69**			512	

Tax paid	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Repayment of tax on the disposal of shares in ABB AB, revision of 1998 tax assessment	**136**	181	**136**	181
Tax paid on operations	**-846**	-705	**5**	-267
Total	**-710**	-524	**141**	-86
Deferred tax assets				
Loss carry forwards	**300**	246	**15**	15
Unused tax credit	**18**	3		
Temporary differences related to:				
Intercompany profits	**144**	141		
Intangible fixed assets		17		
Trade receivables	**67**	231		
Inventory	**19**	11		
Other write-downs	**156**	27		
Tangible fixed assets	**158**	51		
Employee benefits	**146**	116		
Guarantees	**4**	12		
Other	**9**	180	**6**	6
Total	**1,021**	1,035	**21**	21
Netting, see deferred tax liabilities	**-67**			
Total net	**954**	1,035	**21**	21

Loss carry forward	Group 2004	Group 2003	Parent Company 2004	Parent Company 2003
Last year for utilization				
2005	**130**	107		
2006	**2**			
2007	**2**			
2008	**24**	41		
2009	**2**			
2010 and later	**140**	98	**15**	15
Total	**300**	246	**15**	15
Current tax receivables				
Other	**678**	413	**5**	205
Total	**678**	413	**5**	205
Deferred tax liabilities				
Temporary differences related to:				
Intangible assets	**87**	120		
Trade receivables	**5**	7		
Inventory	**8**			
Fixed assets	**97**	113		
Employees' benefits	**21**			
Guarantees	**4**	1		
Capitalized development expenditures	**52**	48		
Untaxed reserves	**376**	460		
Other	**8**	21		
Total	**658**	770	0	0
Netting, see deferred tax assets	**-67**			
Totalt net	**591**	770	**0**	0
Current tax provisions				
Other	**547**	198	**53**	53
Deferred tax liabilities as above	**547**	198	**0**	0
Total provisions for taxes	**1,138**	968	**53**	53
Current tax liabilities				
Other	**309**	377		
Total	**309**	377		

The Group has a total of MSEK 364 (175) of non-capitalized loss carry forwards. Of the non-capitalized loss carry forward MSEK 152 are due after 10 years or later and MSEK 212 are due in 5–7 years. The increase in the carry forward losses for the year is mainly attributable to the cost for the closing of the production facility in Koga, Japan. Deferred tax liabilities, regarding temporary differences attributable to investments in subsidiaries have not been reported as the Parent Company can determine when these temporary differences are to be reversed and do not intend to reverse these differences. Tax liabilities regarding temporary differences attributable to investments in associated companies have not been reported as the temporary differences are immaterial.

Contingent liabilities

Incentive Grosshandel AB and Örekron Service AB (both companies are now merged with Gambro AB) have previously divested a significant number of shares in ABB AB. An advance ruling by the Supreme Administrative Court in Sweden in 2000, regarding Örekron Service AB, stipulated that the fiscal acquisition value of the disposal should correspond to the market value of the ABB shares at point in time earlier than the date first stated by the company. Incentive Grosshandel AB has received confirmation of the Örekron Service AB's advanced ruling in a court decision by the Lower Tax Court (Länsrätten) in Gothenburg November 2002. Örekron Service has received confirmation of their advance ruling in a court decision by the Lower Tax Court (Länsrätten) in Stockholm in November 2003. These decisions imply that Gambro AB can utilize approximately MSEK 3,193 of loss carry forwards, with a positive tax effect of MSEK 894, which was reported as income during 2003. The tax effect has meant a tax repayment of MSEK 136 in 2004. These loss carry forwards have also resulted in decreased tax payments 2005 and forward. The court decisions have been appealed by Gambro AB, as well as by the Tax Authorities. During 2004, Incentive Grosshandel AB has received a ruling from the Second Lower Tax Court (Kammarrätten) that confirms the ruling of the Lower Tax Court (Länsrätten). The ruling has been appealed to the Supreme Administrative Court (Regeringsrätten) (the Court has not yet decided on review dispensation). No ruling has been pronounced in the Örekron Service AB case during 2004.

17 Intangible fixed assets

Group	Patents & similar rights	Licenses and distribution rights	Software	Trademarks	Renting rights	Internally developed software	Internally produced capitalized developement expenditures	Internally produced intangible assets under developement	Goodwill	Total
Acquisition value										
Opening balance	128	714	347	76	2	18	197	252	17,050	18,784
Purchases			119		2		2	171[1]	233	527
Transfers	7	10	3				168	-188		0
Sales/disposals		-58	-1	-13						-72
Less amortization in divested companies									-34	-34
Translation difference for the year		-31	-30	4	-1		-10	-6	-1,386	-1,460
Closing balance	135	635	438	67	3	18	357	229	15,863	17,745
Accumulated amortization according to plan										
Opening balance	-124	-293	-154	-43	-1	-11	-74		-5,367	-6,067
Amortization for the year	-6	-50	-87	-7		-1	-42		-835	-1,028
Sales/disposals		58	1	13						72
Less amortization in divested companies									15	15
Translation difference for the year		18	16	-2			5		514	551
Closing balance	-130	-267	-224	-39	-1	-12	-111		-5,673	-6,457
Write-downs										
Opening balance		-63							-981	-1,044
Translation difference for the year		5							88	93
Closing balance		-58							-893	-951
Net book value	**5**	**310**	**214**	**28**	**2**	**6**	**246**	**229**	**9,297**	**10,337**

1) Of which MSEK 145 (134) relates to capitalized development expenditures.

18 Tangible fixed assets

Group	Land	Buildings and land-improvm.	Machinery	Equipment, tools, fixtures and fittings	Operating leases	Construction in progress	Total
Acquisition value							
Opening balance	258	4,993	4,173	4,043	1,750	817	16,034
Purchases (including improvement costs)	4	118	117	345	327	545	1,456
Additional through, acquired companies			36		4		40
Transfers		283	527	41		-851	0
Sales/disposals	-2	-206	-180	-216	-132	-12	-748
Less assets in divested companies			-9	-1			-10
Translation difference for the year	-1	-322	-119	-225	-30	-28	-725
Closing balance	259	4,866	4,545	3,987	1,919	471	16,047
Accumulated depreciation according to plan							
Opening balance		-1,855	-2,484	-2,520	-1,151		-8,010
Depreciation for the year		-423	-417	-500	-287		-1,627
Sales/disposals		92	145	174	125		536
Less depreciation in divested companies			7				7
Translation difference for the year		211	91	215	28		545
Closing balance		-1,975	-2,658	-2,631	-1,285		-8,549
Write-downs							
Opening balance		-103	-34	-19			-156
Sales/disposals		103	34				137
Translation difference for the year				1			1
Closing balance		0	0	-18			-18
Net book value	**259**	**2,891**	**1,887**	**1,338**	**634**	**471**	**7,480**

For information concerning financial and operating leases, see Note 9.

Buildings in Sweden	2004	2003
Tax assessment value	**91**	91
Net book value	**120**	127

Land in Sweden	2004	2003
Tax assessment value	**21**	21
Net book value	**22**	22

Parent Company	Equipment, tools, fixtures and fittings
Acquisition value	
Opening balance	12
Purchases (including improvement costs)	1
Sales/disposals	-1
Closing balance	12
Accumulated depreciation according to plan	
Opening balance	-8
Depreciation for the year	-2
Sales/disposals	1
Closing balance	-9
Net book value	**3**

19 Participations in Group Companies, associated companies and joint ventures

Group	Equity participations in associated companies	Equity participations in joint ventures	Total
Acquisition value			
Opening balance	249	20	269
Share in earnings for the year	4	0	4
Dividend received	-4		-4
Reclassifications	-219[1]		-219
Translation difference for the year	1	-2	-1
Closing balance	31	18	49
Write-downs			
Opening balance	-219		-219
Reclassifications	219[1]		219
Closing balance	0		0
Net book value	**31**	**18**	**49**

1) Refers to shares and a convertible subordinated loan in MacGREGOR International AB, see also Note 35.

Parent Company	Participations in Group companies	Participations in associated companies	Total
Acquisition value			
Opening balance	22,019	2	22,021
Acquisitions	1,752		1,752
Refund of injected equity	-2,394		-2,394
New issues	860		860
Sales	-1		-1
Closing balance	22,236	2	22,238
Write-downs			
Opening balance	-5,030		-5,030
Closing balance	-5,030		-5,030
Net book value	**17,206**	**2**	**17,208**

Participations owned by the Parent Company

Company name	Corp reg.no	Registered office	No of participations	Capital and votes,%	Book value Dec. 31, 2004	Book value Dec. 31, 2003
Group companies, Sweden						
Gambro Fastighet AB	556020-8505	Stockholm	160,000	100	192	192
Gambro Healthcare Sweden AB	556209-2790	Lund	1,000	100	11	11
Gambro Lundia AB	556057-7594	Lund	108,290,801	100	1,900	1,695
Incentive AB	556554-8269	Stockholm	1,000	100	27	27
Incentive Aircraft TWO AB	556374-8796	Stockholm	1,000	100	5	5
Other					0	1
Total					2,135	1,931
Group companies, outside Sweden						
Gambro Argentina SA	30-69081505-9	Argentina	12,000	100	6	
Gambro Healthcare SA	30-68251590-9	Argentina	12,000	100	60	
BCT Gambro SA	30-70729747-2	Argentina	753,350	100	2	
Gambro Pty Ltd	ACN 001 288 491	Australia	8,135,000	100	73	
Gambro Hospal Austria GmbH	FN 120509w	Austria		100	20	
Gambro BCT-Europe NV	BTW 413.166.055	Belgium	24,182	100	42	42
Gambro NV/SA	BTW 412.638.988	Belgium	11,249	100	20	17
Hospal NV/SA		Belgium				3
Gambro do Brasil Lda	52.427.549/0001-60	Brazil	4,395,885	100	38	20
Gambro Inc.	10239 9466 RC0002	Canada	41,000	100	65	
Gambro China Ltd	17136989-000-05-00-02	China	208,990,100	100	33	0
Gambro Medical Products (Shanghai) Co Ltd	015779	China		100	56	56
Gambro Medical Sales (Shanghai) Co Ltd	313345	China		100	5	5
Gambro BCT Colombia SA	830074642-7	Colombia	502 799	100	3	
Gambro A/S	67814	Denmark	800,000	100	12	
Gambro OY	0108345-0	Finland	40,000	100	4	
Gambro S.A.S	712 062 512	France	83,513	100	51	51
Gambro Industries S.A.S	339 488 777 RCS Lyon	France	1,751,500	100	229	
Gambro GmbH	HRA 738	Germany	4	100	810	410
Hospal Hellas Monoprosopi Epe	994402847	Greece		100	5	
Gambro Hungary Kft	01-09-707663/9	Hungary		100	1	1
Hospal Spa	02268980378	Italy	41,983,800	100	559	
Gambro Dasco SpA	00182680363	Italy	174,000	100	468	331
Biosol SpA	01790790362	Italy	3,120	100	129	
Gambro KK	0111-01-004774	Japan	4,260,000	100	170	
Gambro Reinsurance SA	R.C.S. Luxembourg B 30 666	Luxembourg	4,999	100	8	8
Gambro Renal Care (Malaysia) Sdn Bhd	566922-4	Malaysia	2	100	4	
Gambro Renal Products SA de CV	GRP-000726-6W7	Mexico	660,064	100	40	
Gambro de Mexico SA de CV	GME-990920-1P4	Mexoco	49,999	100	20	
Scandinavian Incentive Holding B.V.	24251025	Netherlands	716,850	100	700	3,094
Gambro AS	N0914544335	Norway	2,500,000	100	8	
Gambro BCT del Peru SAC	20469936164	Peru	495	99	2	
Gambro Healthcare Poland Sp.z.o.o.	0000005693	Poland	2,000	100	32	20
Gambro Poland Sp.z.o.o.	0000139466	Poland	9,007	100	15	9
Gambro Investimentos SGPS Lda	pt 502432489	Portugal		100	255	255
Gambro Sociedade de Produtos Medicos Lda	pt 501082107	Portugal		1	2	2

19 Continued

Gambro Singapore Pty Ltd	200206628D	Singapore	1,800,000	100	6	3
Gambro Korea Ltd	110111-0784581	South Korea	7,500,000	100	117	117
Gambro Korea Solutions Ltd	135-81-47576	South Korea	66,667	80	76	76
Gambro Spain Holding SL	98151063	Spain	38,100	100	250	
Gambro Taiwan, Ltd	22571340	Taiwan	8,499,994	100	44	44
Gambro Diyaliz Hizmetleri Ticaret A.S.	Ankara 59717	Turkey	599,996	100	40	35
Gambro BCT Ltd	1319238	United Kingdom	15,000	100	10	10
Gambro Northern Ireland Ltd	NI49717	United Kingdom	2,575,000	100	36	
Gambro Ltd	01021994	United Kingdom	82,750	100	80	
Compania Financiera de Inversiones SA	214401540017	Uruguay	100,106,398	100	14	
Gambro Import SA	214284360018	Uruguay	34,284,250	100	4	
Gambro Inc	95-2403584	USA	3,000	100	10,447	10,447
Other					0	2
Total					15,071	15,058
Total Group companies					**17,206**	**16,989**
Associated companies						
Cimas/Gambro Haemodialysis Clinic		Zimbabwe		49	2	2
Total associated companies					**2**	**2**
Total Participations owned by the Parent Company					**17,208**	**16,991**

Participations owned by Group companies

Company name	Corp reg no	Registered office	No of participations	Capital and votes%	Book value Dec. 31, 2004	Book value Dec. 31, 2003
Group companies						
Hospal Industrie SAS	69330 Meyzieu	France	74,939	100	156	157
Centre de Dialyse Residence du Parc SASU	13013 Marseille	France	52,500	100	107	108
Hospal SA	306879669	France	109,986	100	96	97
Centre d'Hémodialyse d'Orgemont-CHO Angers SAS	399285402	France	2,550	100	52	53
Gambro Dialyzatoren GmbH	HRA599	Germany		100	771	596
Gambro SpA	00176010346	Italy	68,500	100	249	293
Gambro Healthcare Italy SpA	0224330361	Italy	134,025	100	207	163
Gambro Sociedade de Produtos Medicos Lda[1]	501082107	Portugal		100	231	236
Pluribus Comercio e Servicos Empresariais S.A.	502286563	Portugal		100	171	172
Nefro-Norte-Centro Renal do Norte Lda	501763090	Portugal		100	59	59
DRD-Doencas Reneis e Dialise Lda	501485180	Portugal		100	54	55
Medicassis Sociedade de Estudios e Servicos Medico Lda	501344152	Portugal		100	73	73
Gambro Healthcare Catalunya SL	ES-B62138573	Spain	23,850	100	129	130
Gambro Healthcare Valencia SL	ES-B96938113	Spain	19,950	100	132	133
Gambro SA	ES A28687085	Spain	45,000	100	50	50
Sopamed AG	CH-270.3.001.707-9	Switzerland	42,000	100	63	64
Gambro BCT Inc	841155788	USA	10,000	100	113	124
Gambro Healthcare Inc	621323090	USA	100	100	7,366	8,081
Associated companies						
JP Industria Farmaceutica SA	55.972.087/0001-50	Brazil		25	2	2
Holding St Exupery SA	303955363	France	9,621	46	24	24
MacGREGOR International AB	556554-8319	Sweden	596,491	40	0[2]	0[2]
Convertible loan, MacGREGOR International AB	556554-8319	Sweden	nom MSEK 140		0[2]	0[2]
American Access Care of Pennsylvania LLC		USA		33	2	2
Other[1]					3	2
Total associated companies					**31**	**30**
Joint ventures						
Graham Gambro Ltd	NI32344	United Kingdom	150,000	50	2	2
Tandem Healthcare LLC	364295496	USA		50	16	18
Total joint ventures					**18**	**20**
Total associated companies and joint ventures					**49**	**50**

A complete list of all Group companies is included in the complete Annual Report submitted to the Swedish Companies Registration Office.

1) Including the Parent Company's participations.
2) Unrecognized gains for the year amounted to MSEK 1 (1) after tax. Accumulated unrecognized losses as per December 31, 2004, amounted to MSEK 19 (20), see also Note 35.

20 Other securities held as fixed assets

	Group	Parent Company
Acquisition value		
Opening balance	81	73
Acquistions	3	3
Sales	-4	
Translation difference for the year	-2	
Closing balance	78	76
Write-downs		
Opening balance	-4	-4
Closing balance	-4	-4
Net book value	**74**	**72**
Fair value	**74**	**72**

Holdings of other listed shares and participations	No of shares	Market value 2004	Market value 2003	Group book value 2004	Group book value 2003
Thoratec Laboratories Corp	0	**0**	83	**0**	4
Total	0	**0**	83	**0**	4

Gambro has disposed the participation in Thoratec Laboratories Corp. The disposal implied a capital gain for the Group of MSEK 88. The Group holds 5,563,020 shares in Sangart Inc., the book value as per December 31, 2004 amounted to MSEK 63 (59).

21 Other long-term receivables

	Group: Non Interest bearing receivables from associated companies	Group: Other long-term interest bearing receivables	Group: Other long-term non interest bearing receivables	Group: Plan[1] assets	Group: Interest bearing receivables from associated companies	Group: Total	Parent Company: Other long-term interest bearing receivables	Parent Company: Interest bearing receivables from group companies	Parent Company: Total
Acquisition value									
Opening balance	0	1,488	310	101	150	2,049	1,279	11,274	12,553
Change in accounting principle				-35		-35			
Loans granted		23	67			90		2,409	2,409
Reclassifications			-68		-56	-124		-8,932	-8,932
Instalments		-1,296	-15			-1,311	-1,279	-3,818	-5,097
Interests	57			7	11	75			
Exchange differences								-693	-693
Translation difference for the year		-5	-18	-4		-27			
Closing balance	57	210	276	69	105	717	0	240	240
Write-downs									
Opening balance		-14			-56	-70			
Reclassifications					56	56			
Closing balance		-14			0	-14			
Net book value	**57**	**196**	**276**	**69**	**105**	**703**	**0**	**240**	**240**
Fair value	**57**	**196**	**276**	**69**	**161**	**759**	**0**	**240**	**240**

1) Plan assets are accounted for after deduction of defined benefit obligations. The reported plan assets consist of gross plan assets in an amount of MSEK 117 and defined benefit obligations of MSEK 48. From 2004 Gambro applies new accounting principles for valuation of plan assets, defined benefit obligations and other long-term benefits to employees. According to the new principles, the book value of plan assets have decreased with MSEK 35 to MSEK 66, which is due to the depreciation of the gross plan assets with MSEK 36 to MSEK 119, and defined benefit obligations decreased with MSEK 1 to MSEK 53. The changes are described in Note 1.

22 Inventories etc

	Group	
	2004	2003
Raw materials and consumables	**307**	298
Work in progress	**145**	124
Finished products and goods for resale	**1,803**	1,927
Total	**2,255**	2,349

Of the Group's Inventory MSEK 79 (92) is expected to be sold later than twelve months from balance sheet date. Of the total inventory amount MSEK 0 (0) is reported at net sales value.

23 Accounts receivables

Of the Groups Accounts receivables, MSEK 154 (331) is expected to be recovered later than twelve months from balance sheet date. The Group's most significant concentrations of credit risks as regards Accounts receivables are classifiable in three geographic areas; Italy, Spain and France, and one specific customer, Medicare, USA The maximum credit risk exposure at the balance sheet date within these concentrations amounts to MSEK 3,671 (2,765). The Group's Accounts receivable have increased by MSEK 589 due to reclassifications of credit balances to Accounts payable.

24 Other receivables

	Group		Parent Company	
	2004	2003	**2004**	2003
Receivables from Group companies[1]			**15,696**	5,487
Current tax receivables	**678**	413	**5**	205
Other receivables, incl. VAT	**712**	745	**14**	44
Prepaid expenses and accrued income[2]	**796**	1,345	**580**	565
Total	**2,186**	2,503	**16,295**	6,301
1) Receivables due from Group companies are interest free			**407**	618
2) Specification of prepaid expenses and accrued income				
Accrued interest income	**17**	172	**17**	171
Prepaid rents and leasing fees	**43**	43	**2**	2
Accrued income	**5**	4		0
Unrealized gains, future contracts	**539**	410	**495**	371
Accrued withholding tax refund referred to internal dividends	**17**	499		0
Accrued call option	**47**		**47**	
Other	**128**	217	**19**	21
Total prepaid expenses and accrued income	**796**	1,345	**580**	565

Of the Group's Other receivables, MSEK 429 (435) is expected to be recovered later than twelve months from balance sheet date. Of the Parent Company's Other receivables, MSEK 371 (340) is expected to be recovered later than twelve months from balance sheet date.

25 Shareholders' equity

MSEK 0 of the Group's Non restricted equity will be transferred to Restricted reserves, in accordance with the proposal of the respective Board of Directors.

Accumulated translation differences	**Group**
Opening balance January 1, 2003	694
Translation difference 2003	-1,045
Closing balance December 31, 2003	-351
Translation difference 2004	-160
Closing balance December 31, 2004	**-511**

The period's change in accumulated translation differences was reduced by MSEK 10 (87), through currency hedging measures. The accumulated translation differences in Shareholders' equity are attributable mainly to a change in the exchange rate between Swedish krona and U.S. dollar.

The Board of Directors has proposed a dividend of SEK 1.30 per share totaling MSEK 448. In addition to the dividend the Board of Directors has proposed the Annual General Meeting to resolve upon a share redemption procedure, subject to the closing of the divestment of the U.S. clinics. Each share is split into 1 ordinary share and 1 redemption share. The redemption share is then automatically redeemed at SEK 29.00 per share. *This corresponds to a cash distribution to Gambro's shareholders of MSEK* 9,995. The proposal is described in detail on page 68.

Share class	Number of shares	Number of votes
Series A	250,574,090	250,574,090
Series B	94,079,198	9,407,920
Total	**344,653,288**	**259,982,010**

The Board of Directors has not repurchased any shares on the basis of mandate from the Annual General Meeting 2004.

26 Untaxed reserves

	Parent Company	
	2004	2003
Tax equalization reserve year;		
1998		163
1999	**94**	94
2000	**190**	190
2001	**158**	158
2002	**217**[1]	217
2003	**43**	43
2004	**125**	
Total	**827**	865

1) Of which MSEK 163 is attributable to the merger with Örekron Service AB.

27 Provision for pension and similar obligations

Group

Gambro has large defined benefit contribution pension plans in Sweden, France, Italy and USA. The employees covered by these plans, are provided with benefits based on the average compensation and working life that employees have at or near retirement day.

Provisions for pension obligations in the balance sheet	2004
Present value of pension obligations	1,034
Fair value of plan assets	-324
Pension obligations less plan assets	**710**
Unrecognized actuarial gains (+)/losses(-)	-125
Net defined benefit obligation	**585**
Provisions for pension and similar committment	654
Plan assets	-69
Provisions for pensions and similar committments, net	**585**

The total pension expenses were distrubuted as follows	
Current service cost	39
Interest on pension provision	50
Expected return on plan assets	-24
Pension expenses, defined benefit pension plans	**65**
Redemption of pension obligations	9
Expenses for early retirement pensions (excl premiums and employer's contributions)	8
Pension expenses, defined contribution plans	35
Other pension expenses	19
Total pension expenses	**136**

The actuarial calculation of pension obligations and pension expenses is based on the following principal assumptions

%	Sweden	Euroland	US
Discount rate	5.00	4.45	5.70
Expected rate of salary increases	3.10	3.00	
Expected rate of return on plan assets	4.70	4.45	8.15
Annual adjustments to pensions	2.00	3.00	3.00
Increase in income base amount	3.00		
Employee turnover rate	4.50	4.40	
Average expected remaining working life, years	22.50	14.80	11.00

Pension obligations, plan assets and provision for pension commitment with actuarial gains or losses for the defined benefit pension plans were as follows.

Present value of pension obligations	
Opening balance	936
Current service cost	39
Interest expenses	50
Expected benefit payments	-62
Payment from pension funds	-29
Actuarial gains(-)/ losses (+)	128
Translation differences for the year	-28
Closing balance	**1,034**

Plan assets	2004
Opening balance	338
Expected return on plan assets	24
Payment from pension fund to employer	-29
Actuarial gains(+)/losses(-)	3
Translation differences for the year	-12
Closing balance	**324**

Return on plan assets	
Expected return on plan assets	24
Actuarial gains(+)/losses(-)	3
Actual return	**27**

Changes in provision for pension obligations	
Opening balance	598
Pension expenses, defined benefit pension plans	65
Benefit paid	-62
Translation differences for the year	-16
Closing balance	**585**

Actuarial net gains/losses	
Opening balance, actuarial gains(+)/losses(-)	0
Actuarial gains(+)/losses(-), pension obligations	-128
Actuarial gains(+)/losses(-), plan assets	3
Translation differences for the year	0
Closing balance, actuarial gains(+)/losses(-)	**-125**

Plan assets generally consist of shares and fixed income instruments, with the following market values on balance sheet date:	
Shares and other equity instruments	96
Fixed income instruments	228
Total	**324**

Some obligations for retirement pensions and family pensions for office workers in Sweden are secured from Alecta Insurance. According to an interpretation, from the Swedish Financial Accounting Standards Council's Emerging Issues Task Force, URA 42 this is a multi-employer defined benefit plan. For the financial year 2004, the company did not have access to such information that made it possible to account for this plan as a defined benefit plan. The pension plan according to ITP that is secured from Alecta Insurance, is therefore accounted for as a defined contribution plan. This year's fees from pension insurance in Alecta amounts to MSEK 6 (6). The excess amount from Alecta can be distributed to the insured and/or the secured. By the end of 2004 the excess amount from Alecta in terms of the collective consolidation level 1 amounts to 128.0 percent (119.9). The collective consolidation level consists of Alecta's market value as a percentage of the insurance obligations calculated according to Alecta's actuarial assumption, which is not in accordance with RR 29.

Parent Company	FPG/PRI pensions	Other provisons for pensions and similar committments	Total
Opening balance	124	92	216
New provisions	8	4	12
Utilized provisions	-5	-10	-15
Closing balance	**127**	**86**	**213**

Of the provisions for pension in Sweden, provisions in addition to those prescribed by law were paid in the Parent Company in the amount of MSEK 0 (0).

28 Other provisions

Group	Warranty provision	Provisions for acquired companies	Provisions for divested companies	Provision for equity swaps	Negative goodwill	Settlement Dep of Justice	Other	Total
Opening balance	77	94	23	81	0	0	189	464
New provisions	65				9	126	50	250
Utilized provisions	-83	-12	-6				-114	-215
Reversed provisions			-2	-81[1]				-83
Reclassifications[2]							23	23
Transl. diff. for the year	-4	-3				-13	-3	-23
Closing balance	**55**	**79**	**15**	**0**	**9**	**113**	**145**	**416**

Parent Company	Provision for equity swaps	Other	Total
Opening balance	81	8	89
Utilized provisions		-8	-8
Reversed provisions	-81[1]		-81
Closing balance	**0**	**0**	**0**

1) Reported directly against equity.
2) Reclassification from accrued expenses.

Gambro guarantees the functionality of certain of its products. Therefore, the company makes provisions for expenses expected to arise in conjunction with claims against these guarantees. The guarantee period is usually 12 months from delivery date, which implies that the entire amount of the guarantee provision is expected to be utilized during the next financial year. Gambro has committed itself to pay additional purchase prices for certain acquisitions if the acquired companies meet certain pre-determined targets. In those cases in which Gambro deems it likely that such additional purchase prices will be paid, a provision for these future payments is established in conjunction with the preparation of the acquisition calculation. These provisions, referred to as provisions for acquired companies, are to be paid out during a period of a maximum of ten years. The provision for divested companies has been established in conjunction with the sale of subsidiaries. This provision is intended to be used to cover the expenses which Gambro will incur when the obligations under the guarantees in place are to be settled. This provision will be used only for those obligations which were defined at the point of time at which the companies were sold. The guarantee period for the obligations covered by the provision established at balance sheet date extends until 2008. The reporting of equity swaps is described in Note 1 and Note 3. The reversal of the remaining amount for equity swaps was made after the price of the stocks increased above the exercised price. MSEK 9 for negative goodwill is a provision relating to the acquisition of Teraklin. MSEK 113 provision has been established to cover the outstanding amount in settlement with the U.S. Department of Justice. The amount is estimated to be paid during first half of 2005.

29 Long-term interest bearing liabilities

	Group		Parent Company	
	2004	2003	**2004**	2003
Bond loans	**1,638**	1,963	**1,638**	1,647
Liabilities with credit institutions	**2,171**	2,336	**1,626**	1,986
Total	**3,809**	4,299	**3,264**	3,633
Fair Value	**3,827**	4,288	**3,282**	3,622

Unutilized, committed credit facilities amounted to MSEK 5,331 (8,374).
The following amounts are due on Long-term liabilities within the next five years:

	Group		Parent Company	
	2004	2003	**2004**	2003
Bond loans	**1,638**	1,646	**1,638**	1,646
Liabilities with credit institutions	**1,344**	1,709	**1,317**	1,667
Total	**2,982**	3,355	**2,955**	3,313

30 Other liabilities

	Group		Parent Company	
	2004	2003	**2004**	2003
Liabilities with credit institutions	**2,241**	2,890	**1,856**	2,499
Advances from customers	**69**	78		
Accounts payable	**1,355**	1,309	**4**	10
Liabilities with Group companies[1]			**1,081**	2,741
Current tax liabilities	**309**	377		
Other liabilities incl. VAT	**905**	484	**4**	5
Accrued expenses and prepaid income[2]	**2,489**	2,682	**386**	360
Total	**7,368**	7,820	**3,331**	5,615
1) Liabilities with Group companies are interest free			**228**	175
2) Specification of accrued expenses and prepaid income				
Prepaid income	**10**	7		
Accrued interest expense	**58**	105	**47**	70
Accrued commission expenses	**163**	157		
Unrealized losses future contracts	**248**	265	**238**	250
Personnel-related accrued expenses	**1,094**	1,019	**25**	17
Accrued insurance costs	**231**	120		
Accrued witholding tax referring to internal dividends	**17**	499		
Other	**668**	510	**76**	23
Total accrued expenses and prepaid income	**2,489**	2,682	**386**	360

Of the Group's Other liabilities, MSEK 421 (263) is expected to be paid later than twelve months after balance sheet date. Of the Parent Companies Other liabilities, MSEK 219 (116) is expected to be paid later than twelve months after balance sheet date.

31 Pledged assets

	Group		Parent Company	
	2004	2003	**2004**	2003
Financial leasing assets	**227**	238		
Security for liabilities with credit institutions	**2**	4	**2**	4
Total	**229**	242	**2**	4

32 Contingent assets, liabilities and other commitments

	Group		Parent Company	
Contingent liabilities	**2004**	2003	**2004**	2003
Tax dispute ABB shares	**894**	894	**894**	894
Contingent liabilities, for benefit of Group companies			**2,653**	2,688
Third-party guarantee		177		177
Other	**21**	21	**3**	3
Total	**915**	1,092	**3,550**	3,762
Contingent assets	**7,012**	0	**0**	0

Contingent liabilities

Incentive Grosshandel AB and Örekron Service AB (both companies now merged with Gambro AB) have previously divested a significant number of shares in ABB AB. In an *advance ruling by the Supreme Administrative Court in year 2000, regarding* Örekron Service AB, it was stipulated that the fiscal acquisition value of the disposal should correspond to the market value of the ABB shares at a point in time earlier than the date first stated by the company. Incentive Grosshandel AB has, in a court decision by the Lower Tax Court (Länsrätten) in Gothenburg during November 2002, received confirmation of Örekron Service AB's advanced ruling. Örekron Service has, in a court decision by the

32 Continued

Lower Tax Court (Länsrätten) in Stockholm during November 2003, received confirmation of this advanced ruling. These rulings imply that Gambro AB has been provided access to approximately MSEK 3,193 of loss carry forwards with a positive tax effect of MSEK 894, that was taken up as income during 2003. The tax effect has meant a tax repayment of MSEK 136 in 2004. These loss carry forwards have also resulted in decreased tax payments in 2005 and forward. The court decisions has been appealed by Gambro AB, as well as by the tax authority. During 2004, Incentive Grosshandel AB has received a ruling from the Second Lower Tax Court (Kammarrätten) that confirms the ruling of the Lower Tax Court (Länsrätten). The ruling has been appealed to the Supreme Administrative Court (Regeringsrätten) (the Court has not yet decided on review dispensation). No ruling has been pronounced in the Örekron Service AB case during 2004.

The Parent Company's contingent liabilities, in favour of Group companies, relate to performance guarantees and guarantees for local funding.

Companies in the Gambro Group are involved in routine litigation and tax audits incidental to the normal conduct of business. In view of the difficulty inherent in forecasting the resolution of litigation and tax audits, the Company cannot predict the outcome of pending litigation and tax audits with any degree of accuracy.

Subject to the following, the Company believes, based on current knowledge, that liabilities related to pending proceedings are not likely to be material to the results or the financial condition of the Company.

Gambro Healthcare, Inc./US Department of Justice Investigation, New York

On November 5, 2004 Gambro's wholly owned subsidiary Gambro Inc. and its two subsidiaries Gambro Healthcare Inc. and Gambro Healthcare Laboratory Services Inc. received identical subpoenas from the U.S. Department of Justice, Eastern District of New York. The subpoenas requested a wide range of documents relating to the operations of the subpoenad entities. The subpoenas appear to be similar to the subpoenas received by several other companies in the dialysis industry in the U.S. Gambro has agreed with the government to significantly narrow current scope of the subpoenas, to issues relating only to parathyroid hormone (PTH) testing. The subpoenas substantially overlap with the matters covered by the June 2001 subpoena from the U.S. Attorney's office in St. Louis, Missouri. Gambro intends to cooperate with the government in New York. After the divestiture of the American clinic operations to DaVita Gambro will cooperate with the buyer in responding to the subpoena.

United States of America ex rel. Richard A. Tibbetts, vs. Gambro Healthcare, Inc., et al.

In 1998, a qui tam suit was served against Gambro Healthcare, Inc., among others, by two relators. (In a qui tam lawsuit private individuals, known as relators, bring suit on behalf of the U.S. Government). The suit, which claims unspecified damages, alleges, among other things, that Gambro Healthcare participated in a conspiracy to defraud the Medicare program through the inappropriate use of ambulances to transport Gambro Healthcare patients back and forth to Gambro Healthcare clinics in non-emergency situations. Any claims submitted to the Medicare program for payment would have been submitted by the ambulance companies. Gambro Healthcare has not received any payment for these transports. In December 2002, one of the two relators was dismissed by order of the court. During the fourth quarter 2004 the case was dismissed, however a notice of appeal have been filed. Due to the early stage of this matter and the uncertainties inherent in litigation, the Company is unable to predict the outcome of this lawsuit. The obligation for this qui tam suit will be transferred to DaVita when the divestiture of the American clinics are closed.

Gambro Renal Products, Inc. / REN

One of Gambro AB's US subsidiaries, Gambro Renal Products, Inc., has in September 2004 been served with a complaint in Florida state court seeking to certify a class action by former owners of publicly traded stock in REN Corporation-USA (REN). The complaint relates to a 1995 tender offer to all public stockholders in REN pursuant to which COBE Laboratories, Inc. (COBE) (today Gambro, Inc.) acquired all of the remaining outstanding shares of REN for a total consideration of nearly MUSD 190. The complaint alleges that former officers and directors of COBE failed to disclose material information regarding a potential acquisition at the time of the tender offer to privatize REN. The allegations are identical to those raised in 1997 in a prior lawsuit filed by former shareholders of REN. The outcome of that lawsuit was generally favorable to the Company as previously reported in 2003. That lawsuit is today on appeal. The new lawsuit raises additional issues such as the timeliness of bringing these claims nine years after the tender offer was completed. The Company believes it has numerous meritorious defenses and intends to vigorously defend the case.

Gambro Healthcare, Inc./ J Gallen

Gambro Healthcare, Inc. has been served with a complaint in a lawsuit filed by a former employee, J Gallen, in a court in the State of California. The complaint requests certification of a class action on behalf of a putative class of current and former employees of Gambro Healthcare working in its acute dialysis programs in California. The complaint alleges that Gambro Healthcare failed to fully comply with a number of its duties as an employer (failure to pay appropriate overtime wages and wages due at termination of employment and to reimburse for expenses, to provide appropriate rest and meal periods, and to comply with itemized employee wage statement provisions in accordance with California law and violation of California's unfair competition law). The complaint requests various forms of damages and penalties and certain other relief. Gambro Healthcare believes it has meritorious defenses and intends to defend the matter vigorously. However, due to the uncertainties inherent in litigation, the Company cannot provide any assurances as to whether the ultimate outcome of the case will result in a material adverse effect on the Company's financial condition or results of operations. The obligation for this lawsuit will in all material aspects be transferred to DaVita when the divestiture of the American clinics are closed.

Other Commitments

Gambro Healthcare US engages practicing board-certified or board-eligible nephrologists to serve as medical directors for its outpatient dialysis facilities in accordance with US law. Medical directors are responsible for the administration and monitoring of the Company's patient care policies, including selection of suitable modality of treatment, patient education, administration of dialysis treatment and assessment of all patients, among other things. The Company pays medical responsibles fees that are consistent with the fair market value of the required supervisory services. Such medical responsible agreements typically have multiple-year terms with renewal options. During 2004 MSEK 375 (399) was paid in medical responsible fees. As of December 31, 2004, estimated commitments for medical responsible fees for the year 2005 were MSEK 304 and for 2006 and later, MSEK 1,244.

The Company has potential obligations to purchase the minority interest share in certain of its subsidiaries. These obligations are in the form of put options, exercisable at the minority owners' discretion, and require the Company to purchase the minority owners' interest at either the appraised fair market value or a predetermined multiple of cash flow, earnings, or revenues. As of December 31, 2004, the Company's potential exposure on these put options were approximately MSEK 192 (250), all of which could be exercised within one year. The corresponding book value of minority interest was approximately MSEK 75 (100).

Contingent assets

The capital gain in connection with the divesture of Gambro Healthcare Inc and MacGREGOR International AB is calculated to approximately USD 1.0 billion (SEK 6,6 billion) respectivly MSEK 400 after tax. These amounts will be reported at the closing of the deals, until then they are to be reported as contingent assets. Gambro Healthcare Inc will be consolidated by Gambro until the closing of the deal, despite the fact that the net income remain in the divested unit. However the internal receivable will generate interest for Gambro from October 1 to the closing date and interest on the purchase price from December 7 to the closing date.

33 Currency exchange rates

		Year-end rate		Average rate	
Country	Local currency	**Dec. 31, 2004**	Dec. 31, 2003	**Jan-Dec 2004**	Jan-Dec 2003
Argentina	ARS	**2.2162**	2.4662	**2.5017**	2.7468
Australia	AUD	**5.1216**	5.4139	**5.4045**	5.2592
Canada	CAD	**5.4664**	5.5369	**5.6538**	5.7775
EU	EUR	**9.0004**	9.0720	**9.1265**	9.1233
Japan	JPY	**0.0637**	0.0679	**0.0679**	0.0698
Poland	PLN	**2.2079**	1.9371	**2.0209**	2.0769
South Korea	KRW	**0.0064**	0.0061	**0.0064**	0.0068
Switzerland	CHF	**5.8234**	5.8135	**5.9120**	5.9992
Taiwan	TWD	**0.2069**	0.2135	**0.2198**	0.2351
United Kingdom	GBP	**12.7024**	12.8882	**13.4571**	13.1953
USA	USD	**6.6155**	7.2573	**7.3513**	8.0884

34 Cash flow

Liquid assets	Group		Parent Company	
	2004	2003	**2004**	2003
Cash and bank	**343**	352	**41**	87
Short term deposits;				
with duration < 90 days	**94**	79		
with duration 90-365 days	**222**	51		
Liquid assets	**659**	482	**41**	87

Assets and liabilties in acquired subsidaries[1] and asset deals[2] per acquisition date	Group	
	2004	2003
Accounts receivable	**4**	10
Inventories	**23**	1
Tangible assets	**40**	11
Other assets	**14**	1
Other liabilities	**-21**	0
Provisions	**-7**	0
Minority	**78**	
Net assets	**131**	23
Goodwill	**233**	43
Negative goodwill	**-9**	0
Acquisition price paid	**355**	66
Of which Liquid assets acquired	**2**	0

1) Sogedial Sarl, dialysis clinic in France, Teraklin SL, Spain, Teraklin SAS, France, Teraklin Ltd, United Kingdom, Teraklin Inc., USA and minority interest in dialysis clinics in USA in 2004.
2) Ivex Pharmaceuticals, United Kingdom and Teraklin, Germany in 2004 and four dialysis clinics in USA 2003.

Assets and liabilties in divested subsidaries[1] and asset deals[2] per divestment date	Group	
	2004	2003
Other assets	**0**	3
Inventory	**0**	5
Tangible assets	**3**	9
Goodwill	**19**	17
Net assets	**22**	34
Capital gain	**11**	35
Acquisition price received	**33**	69
Of which Liquid assets divested	**0**	0

1) None.
2) One dialysis clinic in Italy and five dialysis clinics in USA 2003 and a dialysis clinic in Italy 2004 and three in USA.

Reconciliation of cash flow statement and operating cash flow	Group	
	2004	2003
Cash flow from operating activities	**2,861**	3,652
Add back:		
Provisions, unrealized interests exchange gains/losses etc.	**-315**	76
Nonrecurring items	**2,672**	
Income tax paid	**710**	524
Change in operating capital	**-1,263**	-16
Acquisitions/divestitures, net	**322**	-3
Change in operating working capital	**-169**	-266
Cash flow from investment activities	**-1,870**	-2,213
Operating cash flow	**2,948**	1,754

35 Related party disclosure

During the year Gambro charted existing related parties and related party transactions as defined in the Swedish Financial Accounting Standards Council's recommendation RR 23, Related party disclosure. Investor AB, MacGREGOR International AB and its subsidiaries, Tandem Healthcare LLC, members of the Parent Company Board of Directors, the Group's senior executives and close family relatives of these individuals are considered to be related parties. Companies, in which the afore mentioned individuals or companies directly or indirectly hold a substantial share of the votes or exercise considerable influence, are also considered to be related parties. Gambro is of the opinion that none of these related parties exercise a controlling influence.

With the exception of the transactions outlined below, there have been no transactions between Gambro and related parties (individuals or companies) during the year.

Compensation paid to members of the Board of Directors and senior executives is discussed in Note 3.

Gambro AB's wholly owned subsidiary, Scandinavian Incentive Holding BV, has 40 percent of the shares and a convertible loan (nominal value of MSEK 140) in MacGREGOR International AB and a subordinated debenture loan of MSEK 100 to MacGREGOR AB, a wholly owned subsidiary of MacGREGOR International AB. The convertible loan carries interest of 2 (7) percent. The interest has been recognized by MacGREGOR International AB and in the Gambro Group the accrued interest amounts to MSEK 57 (0) . The subordinated loan carries interest of 12 month STIBOR + 4 percentage points. The Group has, during the year, recognized MSEK 11 (15) as interest income and a total of MSEK 61 (50) in interest had accrued by year-end. When Gambro AB sold the majority stake in MacGREGOR International AB in 1998, MSEK 275 was transferred to a reserve for intercompany profit. Up and until 2001 intercompany profit was recognized as a provision and thereafter, it has been recognized as a write-down of the shares (MSEK 79), the convertible loan (MSEK 140) and the subordinated debenture loan (MSEK 56). Sören Mellstig and Lars Granlöf have as Board Member and Deputy Board Member received kSEK 125 and kSEK 62 as compensation from MacGREGOR International AB. Gambro has signed an agreement to divest all its investments in MacGREGOR group. The deal is contingent upon approval from relevant competition authorities. The sale results in a capital gain for Gambro of about MSEK 400 and releases about MSEK 595 in liquid funds including repayment of MacGREGOR's debt to Gambro. The capital gain will be recognized at the closing of the deal.

Tandem Healthcare LLC is a joint venture with Baxter International Inc and produces semi synthetic dialyzers for the US market. Gambro and Baxter have undertaken to each take over fifty percent of its production and to distribute the company's profit equally between them. The agreement expired at the end of 2004. The parties are currently dissolving the joint venture and Gambro expects to recover its book value of MSEK 16.

36 Discontinued operations

On December 7, 2004 Gambro entered into an agreement to divest its dialysis clinics business in the US, Gambro Healthcare Inc, to DaVita Inc. Gambro has also entered into a preferred supplier agreement and a strategic R&D partnership with DaVita. The deal is scheduled to close during the first half of 2005 and is contingent upon antitrust approval. On December 31, 2004 the bookvalue of Gambro Healthcare US assets amounted to MSEK 13,509 and the liabilities to MSEK 10,202.

In 2004 discontinued operations reported an earnings before tax amounting to MSEK -1,740 and a calculated tax expense of MSEK -60. For 2004 Gambro Healthcare's cash flow amounted to MSEK -221. The cash flow related to the investment activities amounted to MSEK -673 and the cash flow related to the financial activities amounted to MSEK 1,064.

	Continuing operations		Discontinued operations[1]		Gambro Group	
	2004	2003	**2004**	2003	**2004**	2003
Revenues	**13,404**	12,946	**13,213**	13,187	**26,617**	26,133
Operating cost	**-12,347**	-12,249	**-14,697**	-12,303	**-27,044**	-24,552
Operating earnings	**1,057**	697	**-1,484**	884	**-427**	1,581
Financial items	**152**	270	**-256**	-321	**-104**	-51
Earnings before tax	**1,209**	967	**-1,740**	563	**-531**	1,530
Taxes	**-531**	393	**-60**	-434	**-591**	-41
Minority	**-1**	-1	**-73**	-66	**-74**	-67
Net income	**677**	1,359	**-1,873**	63	**-1,196**	1,422

1) Gambro Healthcare Inc, running costs and final settlement for subpoena, internal sales from Gambro Renal Products to Gambro Healthcare Inc and adjustments for internal profit.

Proposed distribution of earnings

The Board and President propose that the Parent Company's income statement and balance sheet as well as the consolidated income statement and consolidated balance sheet, is stipulated at the Annual General Meeting on April 12th 2005.
As shown in the Consolidated Balance Sheet, unrestricted equity for the Gambro group amounts to MSEK 15,475 (17,258). No allocation of the Group's unrestricted equity to restricted funds is required. The Board of Directors and the President propose that retained earnings and net income in the Parent Company at the disposal of the Annual General Meeting (MSEK):

Retained earnings	24,505
Net income	853
Total	**25,358**

to be appropriated as follows;
To the shareholders, a dividend of SEK 1.30/share,

totaling	448
to be carried forward	24,910
Total	**25,358**

As a result of this appropriation, the Parent Company's shareholders' equity is (MSEK):

Share capital	689
Statutory reserve	145
Retained earnings	24,910
Total	**25,744**

Stockholm, March 3, 2005

Claes Dahlbäck
Chairman

Sandra Austin Crayton | Wilbur H. Gantz | Lena Torell

Peter H. Grassmann | Juha P. Kokko | Håkan Mogren

Anitha Svensson-Grané | Adine Grate Axén | Irene Tulldahl

Sören Mellstig
President

Auditors' report

To the General Meeting of Shareholders of
Gambro AB Corporate Registration No 556041-8005

We have audited the annual accounts, the consolidated accounts, the accounting records and the administration of the board of directors and the managing director of Gambro AB for the year 2004. These accounts and the administration of the company and the application of the Annual Accounts Act when preparing the annual accounts and the consolidated accounts are the responsibility of the board of directors and the managing director. Our responsibility is to express an opinion on the annual accounts, the consolidated accounts and the administration based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in Sweden. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual accounts and the consolidated accounts are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the accounts. An audit also includes assessing the accounting principles used and their application by the board of directors and the managing director and significant estimates made by the board of directors and the managing director when preparing the annual accounts and consolidated accounts as well as evaluating the overall presentation of information in the annual accounts and the consolidated accounts. As a basis for our opinion concerning discharge from liability, we examined significant decisions, actions taken and circumstances of the company in order to be able to determine the liability, if any, to the company of any board member or the managing director. We also examined whether any board member or the managing director has, in any other way, acted in contravention of the Companies Act, the Annual Accounts Act or the Articles of Association. We believe that our audit provides a reasonable basis for our opinion set out below. The annual accounts and the consolidated accounts have been prepared in accordance with the Annual Accounts Act and, thereby, give a true and fair view of the company's and the group's financial position and results of operations in accordance with generally accepted accounting principles in Sweden. The statutory administration report is consistent with the other parts of the annual accounts and the consolidated accounts.

We recommend to the general meeting of shareholders that the income statements and balance sheets of the parent company and the group be adopted, that the profit for the parent company be dealt with in accordance with the proposal in the administration report and that the members of the board of directors and the managing director be discharged from liability for the financial year.

Stockholm, March 10, 2005

Peter Bladh
Authorized Public Accountant

Peter Clemedtson
Authorized Public Accountant

Auditors



Peter Bladh
Authorized Public Accountant
Öhrlings PricewaterhouseCoopers
Auditor in Gambro AB since 1999.



Peter Clemedtson
Authorized Public Accountant,
Öhrlings PricewaterhouseCoopers.
Auditor in Gambro AB since 1999.

Deputy auditors

Anna Hesselman, Authorized Public Accountant,
Öhrlings PricewaterhouseCoopers.
Deputy auditor in Gambro AB since 2004.

Håkan Malmström, Authorized Public Accountant,
Öhrlings PricewaterhouseCoopers.
Deputy auditor in Gambro AB since 2004.

The Gambro share

Gambro share price development

The Gambro share performed very well during 2004, one of the six strongest performances on the A-list. The Gambro A share was up 59 percent versus the SAX All Share Index's 18 percent rise. The highest price paid during the year was SEK 109.50 on December 7. The lowest price paid, SEK 55, was noted on March 30. On December 31, 2004, Gambro's total market capitalization was SEK 32.5 billion, compared with SEK 20.5 billion a year earlier, making the company the 21st (26) largest on the Stockholm Stock Exchange (Stockholmsbörsen) and the largest Medtech company in the Nordic region.

Turnover

In 2004, 299 million Gambro A and B shares, with a cumulative value of SEK 22.3 billion, were traded. On an average trading day 727,238 A shares at a value of MSEK 54 and 454,679 B shares at a value of MSEK 34, changed hands. The turnover rate for Gambro's shares in 2004 was 73 percent for the A share and 124 percent for the B share. The average turnover rate in 2004 for shares listed on the Stockholm Stock Exchange (Stockholmsbörsen) was 134 percent. The turnover rate is defined as the total number of shares traded during the year as a percentage of the total number of shares outstanding.

Dividend policy

Gambro's dividend to its shareholders reflects the company's long-term growth ambitions, earnings trend, financial position and investment strategy. The target is to deliver a dividend in the range of 30–50 percent of the company's earnings per share. Each share gives equal rights to the company's share capital and dividend.

Dividend proposal

The Board of Directors proposed a dividend of SEK 1.30 (2003: SEK 1.10) per share for 2004 which corresponds to 45 percent (72 percent) of earnings per share, excluding nonrecurring settlement with the U.S. Department of Justice in 2004 and a positive tax effect for 2003. The Board also proposed April 15, 2005 as the dividend date of record. If the Annual General Meeting approves the proposal, dividends are expected to be paid from VPC on April 20, 2005.

Proposed redemption of shares

Gambro's financial position is strong due to the improved earnings and strong cash flow generation in recent years. Subject to the closing of the divestment of Gambro's clinics business in the U.S. to DaVita Inc., the financial position will be even stronger. It is the opinion of the Board of Directors that the strength of the Group's financial position then will be more than adequate to support the Group's strategy and financial targets.

In order to use Gambro's capital in the most efficient way and to give the Group a capital structure more in line with the long-term target net debt to equity ratio, the Board of Directors proposes the Annual General Meeting to resolve upon a share redemption procedure, subject to the closing of the divestment of the U.S. clinics. Each share (class A and B) is split into 1 ordinary share and 1 redemption share. The redemption share is then automatically redeemed at SEK 29.00 per share. This corresponds to a cash distribution to Gambro's shareholders of MSEK 9,995. Combined with the proposed dividend of SEK 1.30 per share, the shareholders will receive in total MSEK 10,443. The mandatory redemption proposal, which is subject to approval at the Annual General Meeting on April 12, 2005, include the following key decision points:

- The articles of association are amended. The nominal amount of each share is reduced from SEK 2 to SEK 1. Redeemable C shares are introduced
- Reduction of the Group's share capital through redemption of all 344,653,288 redemption shares
- A directed issue of 344,653,288 C shares to a bank in order to speed up the redemption procedure
- Reduction of the Group's share capital through redemption of all 344,653,288 C shares, at the same time as an amount corresponding to the redemption amount is transferred to the statutory reserve.

The redemption shares will be listed on the Stockholm Stock Exchange (Stockholmsbörsen) and trading is estimated to take place during approximately three weeks in the third quarter 2005, where after the redemption shares will be automatically redeemed. The payment of the redemption amount is estimated to be made shortly thereafter.

Repurchase of own shares

The Board of Directors has not repurchased any shares as allowed by the mandate it was given by the Annual General Meeting in 2004.

Shareholders

At the end of 2004, Gambro had 69,086 shareholders, which is a reduction of approximately 6 % compared to December 31, 2003. Together Gambro's ten largest owners have holdings representing 45.3 (46.2) percent of the capital and 53.9 (55.3) percent of the votes. Institutional investors hold 89 (87) percent of the shares, while private individuals own 11 (13) percent of the shares. Within this group 43 percent of the shares were held by women. The proportion of shares owned by individuals or legal entities domiciled outside Sweden amounts to 36 (27) percent.

Annual General Meeting

Gambro's Annual General Meeting will be held on Tuesday, April 12, 2005, at 5:00 PM, at Aula Magna, Frescativägen 6, Stockholm. Shareholders who wish to participate in the Annual General Meeting must be listed in the share register maintained by the Swedish Central Securities Depository and Clearing Organization (VPC) on Friday, April 1, 2005. Shareholders whose shares are registered in the names of trustees must in ample time prior to April 1, 2005 temporarily reregister the shares in their own names in VPC's share register. Shareholders who wish to participate in the Annual General Meeting must notify the Company by mail at Gambro AB, Box 7373, SE-103 91 Stockholm, not later than 12:00 noon on Tuesday, April 5, 2005. Notification may also be made by telephone at +46 8-613 65 66, by fax at +46 8-613 65 78, or on the company's website: www.gambro.com/investor. A separate invitation has been sent to Gambro shareholders.

Gambro share development and turnover, Jan 2000–Jan 2005


SEK
'000 shares
Gambro-A
SX All-Share Index
Turnover, number of A+B-shares
110
100
90
80
70
60
50
40
30
50,000
40,000
30,000
20,000
10,000
2000
2001
2002
2003
2004
2005
Source: SIX

Historical share prices

Year	Closing price paid A share	Closing price paid B share	Highest price paid A share	Highest price paid B share	Lowest price paid A share	Lowest price paid B share	Average shareprice A share	Average shareprice B share
2000	68.5	67.5	90.5	92.0	50.0	50.0	69.3	69.4
2001	65.5	66.0	80.0	79.5	59.0	58.5	67.1	67.1
2002	48.3	48.3	71.0	70.5	32.3	31.4	55.9	55.5
2003	59.5	59.5	64.0	63.5	32.3	32.2	50.7	50.5
2004	94.8	93.3	109.5	106.5	55.0	54.5	74.1	73.1

Ten largest shareholders, December 31, 2004

Shareholder	Number of A shares	Number of B shares	Share capital (%)	Votes (%)
Investor AB	68,468,225	0	19.9	26.3
JP Morgan Chase Bank	24,617,186	9,721,680	10.0	9.8
Knut och Alice Wallenberg's Foundation	13,500,000	0	3.9	5.2
State Street Bank and Trust Co.	11,536,235	2,418,882	4.1	4.5
AMF Pensionsförsäkrings AB	4,350,000	1,600,000	1.7	1.7
Government of Norway	4,197,517	239,842	1.3	1.6
Fidelity Lending Account	4,014,350	0	1.2	1.5
Investors Bank and Trust Co.	2,961,805	1,018,020	1.2	1.2
Mellon Omnibus	2,775,920	512,384	1.0	1.1
Första AP-fonden	2,560,862	1,005,227	1.0	1.0
Total, ten largest shareholders	**138,982,100**	**16,516,035**	**45.3**	**53.9**

The list above is based on the official share register kept by the Swedish Securities Register Center, VPC AB. Cumulative holding totals for banks and other institutions have not been compiled. Most foreign holdings are held in trust and thus the actual beneficiaries are not officially registered. *Source: VPC AB*

Ownership distribution, December 31, 2004

Number of shares	Number of shareholders	Share capital (%)	Votes (%)
1 – 500	48,925	2.7%	2.1%
501 – 1,000	9,836	2.2%	1.9%
1,001 – 10,000	9,493	7.0%	6.3%
10,001 – 50,000	531	3.2%	2.7%
50,001 – 100,000	98	2.0%	1.9%
100,001 –	203	82.9%	85.1%
Total	**69,086**	**100%**	**100%**

Distribution of share types

Share type	Shares	Number of Votes	Shares (%)	Votes (%)
Series A	250,574,090	250,574,090	72.7%	96.4%
Series B	94,079,198	9,407,920	27.3%	3.6%
Total	**344,653,288**	**259,982,010**	**100%**	**100%**

Gambro's shareholder structure

% of share capital


100%
80%
60%
40%
20%
0%
2000
2001
2002
2003
2004

Swedish investors
Owners outside Sweden



Sweden 64%
Europe (excl. Sweden) 21%
US 13%
Rest of the world 1%

The Gambro share

Exchange: Listed on *Stockholmsbörsen*, The Stockholm Stock Exchange, A-List (between 1991 and July 1, 1998 under the name of Incentive, afterward under the name of Gambro).

Trading lot: 200 shares as of December 31, 2004.

Gambro class 'A' share: Nominal value, SEK 2; one vote per share; symbol, GAMB A; ISIN code, SE0000164477.

Gambro class 'B' share: Nominal value, SEK 2; 1/10 vote per share; symbol, GAMB B ISIN code, SE0000164485.

Capital stock: *MSEK 689 spread over approximately 345 million shares, each* with a nominal value of SEK 2.

A compilation of analysts following Gambro is presented on page 77.

Board of directors

Members



Claes Dahlbäck
Chairman. Born in 1947. BSc Econ.
Swedish citizen. Elected in 1998.
Other board assignments:
Chairman of the Boards of Investor AB, Stora Enso, Vin&Sprit and EQT Funds. Member of the Board of Goldman Sachs.
Shareholdings in Gambro:
22,000 shares through own company.



Håkan Mogren
Vice Chairman. Born in 1944. DrSc.
Swedish citizen. Elected in 1996.
Other board assignments:
Deputy Chairman of AstraZeneca PLC. Chairman of Affibody AB. Member of the Board of Directors of Investor AB, Rémy/Cointreau, the Group Danone, Norsk Hydro ASA and the Swedish-American Foundation. Director for the Marianne and Marcus Wallenberg Foundation.
Shareholdings in Gambro:
8,000 shares.



Sandra Austin Crayton
Born in 1947. BSN, MPH, JD.
U.S. citizen. Elected in 2001.
Other board assignments:
Member of the Board of Directors of Ferro Corporation, NCCI Holdings, Inc.
Sharholdings in Gambro:
2,000 shares.



Wilbur H Gantz
Born in 1937. MBA, BA.
U.S. citizen. Elected in 2001.
Other board assignments:
Chairman of the Board and CEO of Ovation Pharmaceuticals Inc. Member of the Board of The Gillette Company, W.W. Grainger, Inc., Harris Financial Corp.
Shareholdings in Gambro:
5,000 shares.



Peter H Grassmann
Born in 1939. MSc, PhD.
German citizen. Elected in 1998.
Other board assignments:
Member of the Board of ASML N.V., Member of the Senate of the Max-Planck-Society. Member of several boards of startups and of the German Private Equity Fund, EQT.
Shareholdings in Gambro:
18,200 shares.



Adine Grate Axén
Born 1961. M.Sc.
Swedish citizen. Elected 2004
Other assignments:
Member of the Management Group of Investor AB and Head of Corporate Finance, Corporate Governance and Equity Capital Markets. Board member of Grand Hôtel Holdings, Hi3G Access AB and OMX AB. Member of the Group of Experts of the Security Council for the Swedish Stock Market and of the Swedish Industry and Commerce Stock Exchange Committee.
Shareholdings in Gambro:
0 shares.



Juha P Kokko
Born in 1937. BSc, MD, PhD.
Professor of Medicine
U.S. citizen. Elected in 1998.
Other board assignments:
Chief of Nephrology, University of Texas, Dallas, USA and Scientific Advisory Board member of Aderis Pharmaceutical, Inc., Hopkinton, Massachusetts, USA, among other positions.
Shareholdings in Gambro:
6,200 shares.



Lena Torell
Born in 1946. PhD in Physics, Professor.
Swedish citizen. Elected in 2003.
Other assignments:
President of the Royal Swedish Academy of Engineering Sciences. Member of the Board of Ericsson, the Board of Micronic Laser Systems AB and several research organizations such as IRECO, IMEGO and MISTRA. Member of the Euratom Scientific and Technical Committee.
Shareholdings in Gambro: 0 shares.

Corporate governance

Board activities 2004

The Board held nine meetings during 2004, two of which were telephone conferences. The agenda for each Board meeting includes an update of the Company's operational and financial performance. The Board was also regularly provided with a status report on the Government investigation emanating from the U.S. Department of Justice's subpoena served on Gambro Healthcare US in June 2001. Below is a short summary of the principal matters discussed and considered during 2004.

Stockholm, February 10, 2004

Highlights from the fourth quarter and the full 2003 performance were presented and discussed, as well as a report from the Audit Committee. The year-end report 2003 was approved. The Board decided to propose to the Annual General Meeting that the dividend for the year 2003 be set at SEK 1.10 per share. The Board also decided to propose to the Annual General Meeting that the Board be authorized to decide on purchase and sale of the Company's own shares, as was proposed in 2003. The Annual General Meeting later granted such authority. The Board did not utilize the authority during 2004. The Compensation Committee presented the proposed Incentive Program for 2004, including the President's salary and bonus. The Board decided to adopt the incentive program, to be presented to the Annual General Meeting for approval.

The Chairman reviewed the evaluation of the Board's work 2003.

The President of Gambro Renal Products presented the strategy for the hemodialysis business, as well as market and competitor analysis. The performance improvement programs within Gambro Renal Products were reviewed. The Board approved the proposed funding plan for Navigant Biotechnologies (Pathogen Reduction Technology), and granted authority for the President to negotiate a new syndicated loan to refinance the current facility.

Stockholm, April 13, 2004

The Board, in accordance with the Compensation Committee's recommendation, decided to revise its proposal to the Annual General Meeting for the 2004 Incentive Program so that the allotment of employee options be conditional on the development of the Company's financial performance. The Company's auditors reported on the most significant observations and issues in connection with the 2003 audit. The President reported on the progress of performance improvement programs within Gambro Renal Products. The Board approved the acquisition of the Ivex sterile solution business and the principal terms of the new MUSD 750 credit facility and adopted a Code of Conduct.

Stockholm, April 13, 2004, Inaugural Meeting of the Board of Directors

Adine Grate Axén (Director) and Maygon Wendel Lesenius (Deputy Director) were welcomed as new members of the Board. Claes Dahlbäck was elected Chairman and Håkan Mogren was elected Deputy Chairman. The members of the Audit Committee and the Compensation Committee were appointed.

Hechingen, June 22, 2004

The President provided a summary and analysis of competitor performance and reported on the DryCart lean manufacturing project in Lund designed to increase productivity. The President also reported positive results from platelet recovery and survival trials within Navigant Biotechnologies. The Board adopted an Information and Investor Relations Policy. The strategic themes and basis for the strategic planning process were discussed, where the President reviewed the Company's valuation in comparison to its peers, the potential for changes in the Company's capital structure and growth themes in terms of acquisitions, geographic expansion and innovation.



Sören Mellstig
President and Chief Executive Officer. Born in 1951. MBA. Swedish citizen. Elected in 2001.
Other board assignments:
Member of the Board of Directors of Munters, MacGREGOR International.
Shareholdings in Gambro: 15,000 shares, 485,220 (312 744) employee options, 54,700 (0) restricted shares and 54,700 (0) performance shares.



Anitha Svensson-Grané
Born in 1944. Swedish citizen. Elected in 1998. Employee representative, Federation of Salaried Employees in Industry and Services. Board Member of the same federation.
Shareholding in Gambro:
0 shares.



Irene Tulldahl
Born in 1953. Swedish citizen. Elected in 2000. Employee representative, Swedish Confederation of Trade Unions.
Shareholding in Gambro:
0 shares.

Deputy members

Maygon Wendel-Lesenius
(Replaces Dag Johansson)
Born in 1963. M.Sc . in Chemistry. Swedish citizen. Elected in 2004. Employee representative, Federation of Salaried Employees in Industry and Services.
Shareholding in Gambro: 0 shares.

Per Magnusson
Born in 1964. Swedish citizen. Elected in 2000. Employee representative, Swedish Confederation of Trade Unions.
Shareholding in Gambro: 0 shares.

Secretary

Ingmar Magnusson
Born in 1945. General Counsel, Gambro. Swedish citizen.
Shareholding in Gambro: 0 shares, 79,750 (49,690) employee options, 9,560 (0) restricted shares and 9,560 (0) performance shares.

The number of employee options, restricted shares and performance shares that have been vested by December 31, 2004, are stated in brackets.

Telephone Conference, July 20, 2004
Following a comprehensive presentation to the Board, the Board discussed and resolved to approve the terms of a preliminary understanding, reached with the U.S. Department of Justice, to resolve the government investigation of Gambro Healthcare U.S. emanating from the subpoena received in June 2001.

Stockholm, August 11, 2004
The President presented a business review and a competitor benchmark. Potential future scenarios for Gambro Healthcare US were discussed. The status of the Department of Justice settlement was presented. Gambro Healthcare's readiness for a corporate integrity agreement with U.S. government authorities was reviewed. The Chief Medical Officer presented changes in the scope of dialysis services and reviewed the medical organization and medical outcomes. The President gave an update of Sangart's clinical trial activities. Peter Grassmann reported on the work of the Audit Committee and Claes Dahlbäck reported on the work of the Compensation Committee.

Chicago, October 5-6, 2004
The President reported on the potential impact of the Medicare Modernization Act in the U.S. and the acquisition of the Teraklin liver support business. Potential future scenarios for Gambro Healthcare US were discussed.

In his introduction of the Strategic Plan 2005–2007, the President noted that the Company is now in a position where strategic choices for growth must be made. The President also presented an industry outlook for the renal and blood segments and market trends. The Presidents of Gambro BCT, Gambro Healthcare US, Gambro Healthcare International, and Gambro Renal Products, presented the strategic plans for their respective business areas. Each of them presented each business area's specific challenges and goals. The Head of Gambro Strategic Development presented the plans for geographic expansion and the Head of Corporate Research reviewed research programs and activities. The Chief Financial Officer reviewed financial projections and also discussed changes in accounting standards.

Telephone Conference, December 5, 2004
The President informed the Board that formal offers to purchase Gambro Healthcare US had been received. He presented the terms of the offers, which had been reviewed by the special Board committee established for this project. Following a thorough discussion, the Board, in accordance with the special committee's proposal, resolved to accept the offer submitted by DaVita, Inc.

London, December 7, 2004
The Head of Corporate Business Control reviewed the industry status including performance and competitor strategic moves. Year-to-date performance and full year 2004 outlook were discussed. The divestiture of Gambro Healthcare US was discussed, including the long-term alliance and product supply agreement. A report from the Audit Committee was presented. The report addressed Gambro's internal control tools and procedures. The MacGREGOR divestiture was reviewed. The President of Gambro Renal Products presented the proposed investment in additional dialyzer production capacity in North America. The Board resolved to approve the proposal. The Head of Strategic Development presented the Business Plan for 2005.

Overview of Board Member Meeting Attendance
The following table shows Board meeting attendance. It should be noted that two new Board members were elected and that one member left the Board during the year.

Directors Meeting attendance	
Claes Dahlbäck	9/9
Håkan Mogren	8/9
Sandra Austin Crayton	8/9
Wilbur H. Gantz	8/9
Peter H. Grassmann	9/9
Adine Grate Axén (member since meeting 3)	7/7
Juha P. Kokko	9/9
Sören Mellstig	9/9
Anitha Svensson-Grané	9/9
Lena Torell	9/9
Irene Tulldahl	9/9

Deputy Directors	
Dag Johansson (resigned meeting 2)	2/2
Per Magnusson	9/9
Maygon Wendel Lesenius (member since meeting 3)	7/7

Adine Grate Axén was elected to the Gambro Board 2004
Adine Grate Axén is a member of the Management Group of Investor AB since 1999. Since 1996 she is also Head of Corporate Finance and Governance issues. Since 2002, she is also responsible for Equity Capital Markets. Adine Grate Axén is a board member of The Grand Hôtel Holdings, Hi3G Access AB and OMX AB. She is also a member of the Group of Experts of the Security Council for the Swedish Stock Market and of the Swedish Industry and Commerce Stock Exchange Committee. She holds a M.Sc. degree in Finance and International Business from the Stockholm School of Economics.

Board nomination process

The Annual General Meeting, held on April 10, 2003, resolved that the nomination process should be organized in such a way that the four major shareholders each elect one representative during the fourth quarter, and that they, under the management of the Chairman, are to prepare a nominations proposal for the Annual General Meeting. According to this process the names of the four representatives/nominators are be announced as soon as they have been elected.

In a press release dated November 11, 2003 it was announced that the following persons, representing the largest shareholders in Gambro AB, together with the Chairman of the Board, Claes Dahlbäck, who represents Investor AB, will make a proposal for the composition of the Board of Directors, to be submitted to the Annual General Meeting for its decision. The representatives are: Peter Rudman, Nordea's mutual funds, Lars Otterbeck, Alecta and Sten Kottmeier, AMF Pension. The Annual General Meeting of Gambro AB will be held Tuesday, April 12, 2005. Shareholders who would like to suggest representatives for Gambro AB's board can contact Gambro's Chairman Claes Dahlbäck, also Chairman of Investor AB, at the e-mail address: chairman@investorab.com

The Board has appointed two working committees
Compensation committee

The committee prepares proposals for Board decisions relating to salaries and other benefits for corporate management. The committee consists of: Claes Dahlbäck, Chairman, Juha P Kokko, Wilbur H Gantz, Lena Torell and Håkan Mogren.

The Audit committee

The committee addresses audit-related issues. However, auditors report to the entire Board of Directors. The committee consists of: Peter H Grassmann, Chairman, Claes Dahlbäck, Adine Grate Axén and Håkan Mogren.

New Swedish code of corporate governance

As a result of the introduced Swedish Code of Corporate Governance, Gambro has set up a project to ensure that internal control within the Group fulfills its requirements.

Executive management



Sören Mellstig


Larry C Buckelew


David B Perez


Jon Risfelt


Lars Fahlén


Lars Granlöf


Maris Hartmanis


Kevin Smith


Åsa Hedin


Bo-Inge Hansson

Gambro's Executive Committee

Sören Mellstig President and Chief Executive Officer. MBA. Born 1951. Employed 1994. Member of the Board of Directors of Munters, MacGREGOR International.
Shareholdings in Gambro: 15,000 shares, 485,220 (312,744) employee options, 54,700 (0) restricted shares, 54,700 (0) performance shares.

Larry C Buckelew President and CEO of Gambro Healthcare Inc.. BA. Born 1953. Employed 2000. Director of the Renal Leadership Council. Founding Member and current Member, Board of Directors, Kidney Care Partners.
Shareholdings in Gambro: 2,000 shares, 504,100 (357,099) employee options, 46,910 (0) restricted shares, 46,910 (0) performance shares.

David B Perez President of Gambro BCT. BA. Born 1959. Employed 1999. Member of the Board of Trustees of the National Blood Foundation. Member of the Board of Directors of Sangart, Member of the Board of Directors and Executive Committee of AdvaMed, the Advanced Medical Technology Association. In addition Chairman of the Blood Products and Technology Sector of AdvaMed.
Shareholdings in Gambro: 0 shares, 214,560 (121,559) employee options, 29,590 (0) restricted shares, 29,590 (0) performance shares.

Jon Risfelt President of Gambro Renal Products. MSc. Born 1961. Employed 2003. Member of the Board of Directors of Ticket Travel Group AB, Enea AB, Bilia AB, Transportutveckling AB.
Shareholdings in Gambro: 0 shares and 0 employee options, 0 restricted shares, 0 performance shares.

Lars Fahlén Senior Vice President, Corporate Human Resources. MSc. Born 1943. Employed 1992.
Shareholdings in Gambro: 5,000 shares, 108,860 (78,860) employee options, 9,300 (0) restricted shares, 9,300 (0) performance shares.

Lars Granlöf Senior Vice President, CFO. BSc Econ. Born 1962. Employed 1994. Deputy board member of MacGREGOR International.
Shareholdings in Gambro: 800 shares, 113,340 (61,340) employee options, 16,560 (0) restricted shares, 16,560 (0) performance shares.

Maris Hartmanis Senior Vice President, Corporate Research and Chief Science Officer from September 1, 2004. Associate Professor, Ph.D. Born 1953. Employed 2004. Member of the Board of Directors of Dynal Biotech. Member of or the Royal Swedish Academy of Engineering Sciences and the Latvian Academy of Sciences.
Shareholdings in Gambro: 0 shares, 22,000 (0) employee options, 7,260 (0) restricted shares, 7,260 (0) performance shares.

Kevin Smith President of Gambro Inc. BSc. Born 1949. Employed 1998. Member of the Board of Directors of the World Trade Center, Denver; and the Colorado BioScience Association.
Shareholdings in Gambro: 3,000 shares, 229,600 (146,099) employee options, 26,555 (0) restricted shares, 26,555 (0) performance shares.

Other Leading Officials

Karin Avasalu Vice President, Corporate Communications. LLM. Born 1968. Employed 1999.
Shareholdings in Gambro: 0 shares and 39,760 (21,700) employee options, 3,980 (0) restricted shares, 3,980 (0) performance shares.

Juan Bosch Chief Medical Officer. MD, Professor. Born 1944. Employed 2001.
Shareholdings in Gambro: 0 shares, 66,801 (0) employee options, 21,250 (0) restricted shares, 21,250 (0) performance shares.

Åsa Hedin Head of Gambro Strategic Development. MSc. Born 1962. Employed 2002. Advisor in PBM Stressmedicin AB.
Shareholdings in Gambro: 0 shares, 18,560 (2,166) employee options, 5,995 (0) restricted shares, 5,995 (0) performance shares.

Bo-Inge Hansson President, Gambro Healthcare International. MSc. Born 1958. Employed 1982.
Shareholdings in Gambro: 1,775 shares, 98,320 (51,320) employee options, 16,560 (0) restricted shares, 16,560 (0) performance shares.

Ingmar Magnusson General Counsel. BL. Born 1945. Employed 1983.
Shareholdings in Gambro: 0 shares, 79,750 (49,690) employee options, 9,560 (0) restricted shares 9,560 (0) performance shares.

For detailed information about the Gambro incentive program and restricted and performance shares, please see Note 3 in this annual report. The number of employee options, restricted shares and performance shares that has been vested by December 31st 2004, is stated in brackets.

Glossary

Renal and acute

Dialysis can be performed with two major methods or modalities.

• **Hemodialysis**. The blood is conducted, via blood lines outside the body, through a dialyzer, where the processes take place. In the dialyzer, blood and dialysis fluid flow on opposite sides of a semi-permeable membrane. Waste products are transported from the blood through the membrane and are carried away by the dialysis fluid. Solutes as electrolytes may pass from dialysis fluid to blood.The body's excess fluid is also removed through the membrane by means of a pressure differential created by the dialysis machine. The entire process is monitored and controlled by the dialysis machine. Hemodialysis usually involves treatments that last 3-5 hours, three times a week and can be performed either in hospital units, in self-care centers or at home. About 89 percent of all dialysis patients are treated with hemodialysis.

• **Peritoneal dialysis** differs from hemodialysis in that the body fluids are treated without blood being removed from the body. Instead, the cleansing fluid is brought into the patient's abdominal cavity, where the peritoneum acts as a dialysis membrane. Dialysis fluid in bags, sterile medical lines, and in some cases a special machine used to pump the fluid in and out of the body, are required in this form of treatment. In the most common form of peritoneal dialysis, known as CAPD (Continuous Ambulatory Peritoneal Dialysis) the patient manually exchanges the dialysis fluid approximately every four hours. With APD (Automated Peritoneal Dialysis), the fluid exchange is performed by a machine, and the treatment can take place also when the patient is sleeping.


dialyzer
blood monitor
fluid monitor
drain
water
concentrate
water treatment
Hemodialysis


Peritoneal dialysis

AFB Acetate Free Biofiltration. A form of HDF therapy using a buffer-free dialysate and a bicarbonate infusion. The result is a predictable and customisable acid-base balance correction. See also Convective therapies.

APD Automated peritoneal dialysis, dialysis fluid administration by means of a machine (see above).

AV-fistula A passage between two blood vessels (artery and vein) is made by surgery. The influenced vein is used as an access to dialysis.

Anemia A condition where there is a lower than normal amount of hemoglobin in the blood and red blood cell production is reduced. Often causes pallor and fatigue.

Artificial kidney Synonym for dialyzer or filter.

Biocompatible Ability of a material, device, or system to perform without a clinically significant host response.

Biofeedback Simultaneous adaptation of the dialysis process as a response to the monitoring of physiological parameters.

Blood lines System of tubes connecting the patient's blood circulation with the dialyzer during dialysis treatment.

CAPD Continuous Ambulatory Peritoneal Dialysis, the patient manually exchanges the dialysis fluid approximately every four hours.

Capitation (USA) A type of prospective payment based on a flat rate per person paid on a regular schedule, usually monthly for a specific range of service ("full capitation" is the payment that the care provider receives for completely managing a chronic disease, see "managed care"), as opposed to fee-for-service. See below.

Catheter Flexible tube inserted into the body for removing or instilling fluids for diagnosis or treatment purposes.

CMS Centers for Medicare and Medicaid Services, formerly the Health Care Financing Administration. The agency of the Department of Health and Human Services that administers the Medicare and Medicaid programs in the U.S.

Convection (in dialysis) Movement of a solute with a fluid flow, i.e. transport driven by a pressure gradient.

Convective therapies Dialysis therapies (HDF, AFB and HF) that use convection in addition to or instead of diffusion to remove solutes from blood. These therapies remove a wider range of solutes. They require a high flux dialyzer and large volumes of non-pyrogenic infusion fluid.

CRRT Continuous Renal Replacement Therapy. Continuous dialysis, mainly applied on hospitalized chronic and acute kidney disease patients.

Diabetes mellitus Metabolic disorder in which there is inability to oxidize carbohydrates, due to disturbance of the normal insulin mechanism, producing hyperglycemia, thirst, hunger, weakness, acidosis etc.

Daily dialysis Chronic hemodialysis provided more frequently typically 5-6 times per week to reduce the unphysiology of conventional thrice weekly dialysis. Daily dialysis treatments are often short, 1.5-3 hours, but can also be of medium to long duration, 4-8 hours.

Dialysis A method of removing excess water and toxic substances (impurities or wastes) from the blood as well as restoring acid-base balance and electrolyte levels when the kidneys are unable to do so. Dialysis is most frequently used for patients who have kidney failure, but may also be used to quickly remove drugs or poisons in acute situations.

Dialysis concentrate Electrolyte solution, which after dilution with water becomes dialysis fluid. Can also be supplied as a dry powder, which is automatically dissolved and converted into a concentrate by the dialysis machine.

Dialysis machine/monitor Machine, which administers and controls the flow of blood and dialysis fluid through the artificial kidney during the treatment; the machine also prepares the dialysis fluid from water and concentrate.

Dialyzer Often referred to as the artificial kidney; it is a special filter, which is used in hemodialysis for removing toxic substances and excess water from the blood as well as restoring acid-base balance and electrolyte levels.

Diffusion Movement of a solute from a higher to a lower concentration area, i.e. transport driven by a concentration gradient.

Dry concentrates Ready-made salt in dry form for preparation of liquid concentrate for hemodialysis.

ESRD (End Stage Renal Disease) Failed kidney function which results in a toxic and fatal condition if the patient is not treated regularly with dialysis or receives a kidney transplant.

Extracorporeal Situated or occurring outside (extra) the body (corporeal).

FDA Food and Drug Administration. American authority that regulates the food and drug industry.

Glomerulonephritis Inflammation of the glomeruli of the kidney (see below); common cause for chronic renal failure.

Glomerulus Network of blood capillaries in the kidney; main site where waste products and fluid in blood are filtered and primary urine is formed.

Graft Artificial connection between two blood vessels (artery and vein) used as blood access for dialysis.

Hemodiafiltration (HDF) Hemodialysis treatment designed to optimize the removal of accumulated waste products from blood by combining diffusive and convective transport. See also Convective therapies.

Hemofiltration (HF) Less frequently used alternative to hemodialysis that removes accumulated waste products from blood by convection alone. HF is typically used for patients that are hemodynamically unstable with symptomatic blood pressure drops, cramps etc during normal hemodialysis. See also Convective therapies.

Hemophiliac Patient with bleeding disorder.

High flux membrane Dialysis membrane that is more permeable (open to the passage of solutes and fluid) than low flux membranes.

HIPAA The American Health Insurance Portability and Accountability Act of 1996.

HIPAA Health Insurance Reform Title I of HIPAA protects health insurance coverage for workers and their families when they change or lose their jobs.

HMO Health Maintenance Organization (USA). A health care organization that acts as both insurer and provider of comprehensive but specified medical services. A defined set of benefits is provided to a voluntarily enrolled population for a capitated payment per member per month (PMPM).

Hypertension High arterial blood pressure.

K/DOQI guidelines An acronym for Kidney Disease Outcomes Quality Initiative. US-based clinical practice guidelines on various chronic kidney disease topics including hemodialysis adequacy and peritoneal dialysis adequacy. The K/DOQI guidelines initiative was launched by the US National Kidney Foundation.

Kidney Bean-shaped organ located in the abdominal cavity, one on each side of the vertebral column. More than one liter of blood normally passes through the kidneys every minute, whereby excess fluid and many water-soluble waste products are eliminated from the body. The kidney's smallest functional unit is the nephron. By filtration of blood water in the glumeruli a primary urine is formed; downstream in the tubuli urine is concentrated according to body needs. Kidney function is typically expressed as renal clearance; its normal value is around 120 ml/min. When kidney function drops in response to disease, many body functions are affected. When it drops to 5-10 ml/min some form of renal replacement becomes vital. The kidney is also an important hormone-producing organ.

Liver Large internal organ. Among some of its important functions are breaking down of physiological substances, contribution to the immune defense system, regulation of the blood sugar level and excretion of foreign substances.

Managed care A category of health care organization in the U.S. that seeks to control cost by monitoring how member doctors and hospitals treat patients and by limiting access to specialists and costly procedures.

Medicaid A US federal/state entitlement program that provides medical assistance for low income persons who are aged, blind, disabled, or members of families with dependent children.

Medicare A federally funded health insurance program that provides benefits to the elderly (over the age of 65), disabled, and those with ESRD in the U.S. Medicare is administered by the CMS.

MedPac The Medicare Payment Advisory Commission is an independent federal body that advises the U.S. Congress on issues affecting the Medicare Program.

PD cycler Machine used to administer PD fluid to patients automatically, usually used at night.

Reverse osmosis Process where a membrane acts as a molecular filter to remove 90-95% of all dissolved minerals and more than 99% of all particles, bacteria and pyrogens; often the final step in water purification systems

Synthetic membrane Dialysis membrane made from man-made materials, indicating improved biocompatibility compared with conventional membranes based on cellulose. Examples are Gambro Polyamix and Fresenius polysulfone membranes.

Ultrafilter A filter placed on the dialysis machine, to purify water and/or dialysis fluid from organic components, like bacterial product contaminants, using ultrafiltration.

Ultrafiltration The transfer of fluid through a membrane caused by a pressure gradient, in dialysis often referred to as UF, i.e. the fluid volume removed from the patient during treatment.

Vascular access Site of blood access for hemodialysis and other extracorporeal treatments; the access may be an AV fistula, a graft, or a catheter.

Water treatment Special pre-treatment of water for dialysis removing minerals and microbiological contaminants to a safe level.

The blood area

The blood is the body's most important transport medium, consisting of red blood cells, white blood cells, blood platelets, blood plasma and stem cells.

- Red blood cells (erythrocytes) are tiny, pliable discs, which are transported through our arteries and veins 3,000 times per day. They deliver oxygen.
- White blood cells (leukocytes) provide protection when the body is exposed to pathogens or disease.
- Blood platelets (thrombocytes) facilitate and activate a coagulation process, causing clotting in the blood.
- Plasma is a fluid that transports nutrients, salts, waste products and other substances.

Stem cells. Found in the bone marrow or, to a lesser extent, in the peripheral blood system. Among other functions they are the blood's "mother cells", which eventually develop into red or white blood cells or blood platelets.

Apheresis Automated Collection Of one or several specific blood components from a donor (alternatively, removal of certain blood components from the patient). The remaining components are transfused back to the donor (alternatively to the patient).

Blood bank technology The products and services that enable blood centers to collect, purify and store blood components. In addition to the collection of blood components, this includes methods for reducing the portion of white blood cells in collected blood (leukoreduction), pathogen inactivation, IT applications, solutions required for therapeutic apheresis etc.

Blood platelets (thrombocytes) Cells whose main task is to promote blood clotting in case of bleeding.

Buffy coat The layer of remaining white blood cells and thrombocytes that exits between plasma and red blood cells after whole blood is centrifuged. Gambro BCT's OrbiSac system effectively separates the valuable thrombocytes from the white blood cells in the buffy coat, a process that is otherwise done manually.

Dendritic cell therapy A form of cancer vaccine therapy.

In vitro Outside a living organism.

In vivo In the body, in a living organism.

Immunocompetent cells Cells that can mount an immune response.

Leukocytes See "white blood cells".

Leukoreduction The removal of white blood cells from red blood cells and platelets.

Monocyte enrichment A type of a white blood cell that has been enriched and thus depleted of other types of cells.

Plasma A fluid that transports nutrients, salts, waste products and other substances.

Pathogen inactivation A process to inactivate viruses, bacteria and other pathogens present in donated blood.

Preoperative apheresis Removal of specific blood components (apheresis) from a patient prior to the operation (preoperative).

Red blood cells (erythrocytes) Are tiny, pliable discs, which are transported through our arteries and veins 3,000 times per day. They deliver oxygen.

Single donor platelets Platelets extracted directly from a single donor by using an automated cell separation equipment.

Stem cells Are found in the bone marrow or, to a lesser extent, in the peripheral blood system. Among other functions they are the blood's mother cells, which eventually develop into red or white blood cells or blood platelets.

Stem cell therapy Stem cells are collected from the blood system and infused into the patient who is then capable of forming new blood. Cancer patients may need an infusion of various types of stem cells following treatment with cytotoxic drugs or chemotherapy.

Theurapeutic apheresis Procedure for cleansing the blood through filters; used to treat persons with certain disorders.

Transfusion medicine Involves the collection of various blood components from healthy donors for transfusion to patients in need of such therapy.

White blood cells (leukocytes) Cells that are classified into a number of subgroups that in an overall sense function to protect the body when it is exposed to incursions such as disease, toxin, allergens, etc.


Plasma
Buffy coat
(white blood cells
and thrombocytes)
Red blood cells

Five-year summary

MSEK	2004	2003 [4]	2002 [3, 4]	2001 [4]	2000 [4]
Income statement					
Revenues	26,617	26,133	27,574	26,720	22,245
Earnings before interest, taxes depreciation and amortization (EBITDA)	2,228	4,334	4,501	3,305	3,983
EBITDA margin, %	8.4	16.6	16.3	12.4	17.9
Earnings before interest and taxes (EBIT)	-427	1,581	1,594	281	204
EBIT margin, %	-1.6	6.0	5.8	1.1	0.9
Earnings before tax (EBT)	-531	1,530	1,063	-193	-527
Net income	-1,196	1,422	612	-422	982
Balance sheet					
Total assets	31,555	34,112	36,019	40,151	36,664
Net debt	5,675	5,801	8,369	9,434	7,275
Shareholders' equity	18,083	19,756	19,634	22,571	21,897
Cash flow analysis					
Investments in fixed assets, net	-1,675	-2,259	-2,994	-2,465	-1,741
Operating cash flow [1]	2,76 [5]	1,754	1,540	-11 [2]	1,103
Change in net debt	126	2,568	1,065	-2,159	-2,643
Key ratios					
Return on shareholders' equity, %	-6.3	7.2	2.9	-1.9	4.7
Return on total capital, %	-0.4	5.8	4.6	1.6	0.9
Return on capital employed, %	-0.5	7.1	5.6	2.0	1.2
Interest coverage ratio	-0.3	4.1	2.6	0.8	0.4
Solidity (equity/assets ratio), %	58	58	55	57	60
Per share data					
Earnings per share, SEK	-3.47	4.13	1.78	-1.22	2.85
Operating cash flow per share, SEK [1]	0.80 [5]	5.09	4.47	-0.03 [2]	3.20
Shareholders' equity per share, SEK	52	57	57	65	64
Net asset value per share, SEK	52	57	57	65	64
Dividend per share, SEK	1.30 [6]	1.10	1.10	1.10	1.10
Direct yield, %	1.4	1.8	2.3	1.7	1.6
Market value/net profit (p/e-ratio)	neg	14	27	neg	23
Market value/shareholders equity	180	104	83	100	102
Average and total number of shares outstanding 344,653,288 for all periods					
Statistical data					
Average number of employees	21,391	21,273	20,804	19,534	17,999
Wages, salaries and remuneration, incl. social security contribution	8,763	8,961	9,406	9,122	7,191

1) Cash flow before acquisitions and taxes
2) Exclusive capital gain on sale of Thoratec shares
3) Restated to reflect changed accounting principles for equity swaps
4) The accounting principles have been changed but the historical values have not been re-calculated
5) Including U.S. Department of Justice settlement MSEK 2,672, SEK 7.75 per share
6) Proposed dividend.

Comments on the Five-year summary

Income statement

Revenue has steadily increased during the last five years, however, foreign exchange rate movements have negatively affected revenue during 2004. During 2002 to 2004 the Group has had a good organic growth, in contrast to previous years when the growth strategy was acquisition driven. All of the Group's income measures have improved during 2002 to 2004 due to increased profitability in the underlying operations. In 2004 Gambro Healthcare US reached a final agreement with the U.S. Department of Justice to resolve the investigation stemming from 2001. The final agreement lead to a non-recurring item amounting to MSEK 2,672 (MUSD 355) after tax MSEK 2,181.

Balance sheet

As a result of increased profitability, as well as an increased cash flow, Gambro has gradually lowered the Group's level of net debt. During previous years the weakened U.S. dollar has also strongly contributed to the decline in net debt.

Cash flow

Cash flow from operations has increased during the previous years as a result of improved profitability in all business areas and due to a somewhat lower level of investments.

Key ratios and per share data

All key ratios and per share data shows a positive trend as a result of increased profitability, a stronger balance sheet and a decreased net debt.

Statistical data

The number of employees has increased due to an increase in capacity and establishment on new markets.

Analysts following Gambro

Gambro is followed by the securities analysts listed below. Please note that any opinions, estimates or forecasting regarding Gambro's performance made by these analysts are theirs alone and do not reflect the opinions, forecasts or predictions of Gambro or its management. Gambro does not by its reference below or distribution imply its endorsement of or concurrence with such information, conclusions or recommendations.

ABG Sundal Collier	Erik Magnusson	+46 8 566 286 93
A-Brokers AB	Karl-Johan Bonnevier	+46 8 505 887 00
Alfred Berg (ABN AMRO)	Sten Gustafsson	+46 8 572 358 52
BHF - Bank AG	Gerrit Jost	+49 69 718 3785
Carnegie	Kristofer Liljeberg-Svensson	+46 8 676 87 63
Cazenove	Ilan Chaitowitz	+44 207 155 8207
Danske Bank	Sören Samsöe	+45 33 44 04 48
Deutsche Bank AG	Holger Blum	+49 69 9103 1912
Dresdner Kleinwort Wasserstein	Cora Scowcroft	+44 20 7475 5967
Enskilda Securities	Lars Hevreng	+46 8 522 298 13
Goldman Sachs International	Hans Boström	+44 207 552 5991
Hagströmer & Qviberg Fondkommission AB	Jesper Norberg	+46 8 696 18 13
Handelsbanken Capital Markets	Patrik Ling	+46 8 701 21 08
HVB Corporates & Markets	Christian Cohrs	+49 89 3781 7101
Kaupthing Bank Sverige AB	Leif Ljungqvist	+46 8 791 48 36
Merrill Lynch	Andreas Schmidt	+49 69 5899 5204
Morgan Stanley	Daniel Mahony	+44 207 425 8436
Nordea Markets	Stefan Wikholm	+46 8 534 922 77
Remium	Robert Ahldin	+46 8 454 32 90
Sal. Oppenheim	Markus Krämer	+49 221 145 27 67
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Gambro AB
Jakobsgatan 6
P.O. Box 7373
SE-103 91 Stockholm
Telephone +46-8-613 65 00
Fax +46-8-611 28 30
info@gambro.com
www.gambro.com

GAMBRO

PRESS RELEASE
March 14, 2005

Notice of Annual General Meeting of Gambro AB, April 12, 2005

In accordance with the listing agreement with Stockholmsbörsen AB (the Stockholm Stock Exchange), Gambro AB hereby also announces, by issuing a press release, the content of the notice concerning Gambro's Annual General Meeting on April 12, 2005.

Attachment: Notice of Gambro's Annual General Meeting.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84

ANNUAL GENERAL MEETING OF GAMBRO AB

This notice is a translation of the original Swedish language notice. In the event of any differences between this translation and the Swedish original, the Swedish shall govern.

Notice is hereby given to the shareholders in Gambro AB (publ) that the Annual General Meeting of the shareholders will be held on Tuesday, April 12, 2005 at 5:00 PM in Aula Magna, Frescativägen 6, Stockholm.

Notification

To be entitled to participate in the Meeting, shareholders:

- **must** be listed in the share register maintained by the Swedish Central Securities Depository and Clearing Organization (VPC) on Friday, April 1, 2005, *and*
- **must** notify the Company, not later than 12.00 noon on Tuesday, April 5, 2005 of their intention to participate in the Meeting, by mail to Gambro AB, Box 7373, SE-103 91 Stockholm, or by telephone: +46 8 613 65 66, or by fax: +46 8 613 65 78 or on Gambro's website, www.gambro.com/investor

Shareholders who wish to be accompanied by assistants must indicate in their notice the number of assistants, not to exceed two.

In order to participate in the Meeting, shareholders whose shares are registered in the name of bank trust departments or other trustees must instruct their trustees to ensure that the shares are temporarily reregistered by VPC in the shareholders' own names well in advance of April 1, 2005. Personal records obtained from the share register kept by VPC will only be used for necessary registration and establishment of voting list.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com

Agenda

1. Opening of the Annual General Meeting
2. Election of the Chairman for the Meeting
3. Preparation and adoption of the Voting Register
4. Approval of the Agenda
5. Determination of whether the Meeting has been properly convened
6. Election of Minute Checkers
7. Presentation of the annual report and the auditors' report, the consolidated financial report and the auditors' report on the consolidated financial report; reports on the Company's business (President and CEO Sören Mellstig), on the work of the Board of Directors and the Compensation Committee (Chairman Claes Dahlbäck) and on the work of the Audit Committee (Committee Chairman Peter H. Grassmann)
8. The adoption of the income statement and balance sheet and the consolidated income statement and consolidated balance sheet
9. The disposition of the Company's profit as shown in the balance sheet adopted by the Meeting and the determination of the record date for the dividend
10. The discharge of the members of the Board of Directors and of the President from personal liability
11. Determination of the number of Board members and Deputy members; description of the nomination process
12. Determination of the fees to be paid to the Board
13. Determination of the fees to be paid to the auditors
14. Election of the Board members and Deputy members; account of the proposed directors' assignments in other companies
15. Election of auditor and deputy auditor
16. Resolution regarding the nomination committee
17. Resolution regarding distribution of capital through mandatory redemption of shares
    - (a) Presentation of the Board's proposal
    - (b) Resolution to amend § 4 of the Articles of Association (reduction of the minimum and the maximum amount of the share capital; introduction of Class C shares)
    - (c) Resolution to amend § 5 of the Articles of Association (rights attaching to Class C shares)
    - (d) Resolution to change the nominal value of the share from SEK 2 to SEK 1 and corresponding change of § 6 of the Articles of Association.
    - (e) Resolution to split the shares
    - (f) Resolution to reduce the share capital through redemption of shares
    - (g) Resolution to issue Class C shares
    - (h) Resolution to reduce the share capital through redemption of Class C shares

18. Approval of the Board's proposal regarding principles for remuneration and other terms of employment for senior officers as well as of the size and main principles for Gambro Group's long-term incentive program (description of background, purposes, function and application)

19. Closure of Meeting

Dividend

The Board of Directors proposes that a dividend of SEK 1.30 per share shall be paid for the fiscal year 2004 and that Friday, April 15, 2005, shall be set as the record date. Based on this record date, it is expected that the dividend will be paid through VPC on Wednesday, April 20, 2005.

Proposals

Shareholders representing more than 40 percent of the votes attaching to all shares of the Company have indicated that they will make the following proposals with respect to items 2 and 11-16 at the Annual General Meeting:

2. That Claes Dahlbäck shall be appointed the Chairman of the Annual General Meeting.

11. That the number of members of the Board shall be eight and no deputies.

12. That the fee to the Board shall be SEK 3,625,000 for allocation as follows: SEK 1,000,000 to the Chairman, SEK 500,000 to the Deputy Chairman, SEK 325,000 to each other member of the Board who is elected at the Annual General Meeting and is not an employee of the Company and SEK 500,000 for services in the Audit Committee and the Compensation Committee for allocation as determined by the Board of Directors.

13. That the fee to the auditors shall be paid as per invoice during the period up to the next Annual General Meeting.

14. That the following members of the Board of Directors shall be reelected: Claes Dahlbäck, Sandra Austin Crayton, Wilbur H Gantz, Peter H Grassmann, Adine Grate Axén, Sören Mellstig, Håkan Mogren and Lena Torell.

15. That the present deputy auditor Håkan Malmström shall be elected as new auditor to replace the present auditor Peter Clemedtson, who is elected until the end of the Annual General Meeting 2007. Peter Clemedtson resigns at his own request after the Annual General Meeting 2005.

    That Johan Engstam shall be elected as new deputy auditor to replace Håkan Malmström, who is elected until the end of the Annual General Meeting 2007.

    The present auditor Peter Bladh and the present deputy auditor Anna Hesselman will remain in their appointments.

16. A. That the Company shall have a Nomination Committee composed of one representative for each of the four largest shareholders in terms of votes plus the Chairman of the Board. The names of the four shareholder representatives and the names of the shareholders they represent shall be announced six months before the Annual General Meeting 2006 and be based on the number of votes known immediately prior to the announcement. The tenure of the Nomination Committee

shall last until a new Nomination Committee is appointed. The Chairman of the Nomination Committee shall, unless the members of the Committee agree otherwise, be the member representing the largest shareholder in terms of votes.

B. That if, during the tenure of the Nomination Committee, one or more of those shareholders who have appointed members of the Committee no longer is among the four largest shareholders in terms of votes, then Committee members appointed by such shareholder(s) shall resign from the Committee and the new shareholder(s) among the four largest shareholders in terms of votes shall have the right to appoint its or their representatives as new member(s) of the Committee. However, unless there are special reasons, no changes shall be made to the composition of the Nomination Committee if only marginal changes in voting power has taken place or the change in voting power occurs later than two months before the Annual General Meeting. A shareholder who has appointed a representative as a member of the Nomination Committee may dismiss such member and appoint a new representative as a member of the Committee. Changes in the Nomination Committee shall be announced as soon as they have taken place.

C. That the Nomination Committee shall prepare proposals on the following matters to come before the Annual General Meeting 2006, namely:

(a) proposal for the Chairman of the Annual General Meeting,

(b) proposal for members of the Board of Directors,

(c) proposal for the Chairman of the Board of Directors,

(d) proposal for fees to the Board of Directors, with allocation to the Chairman and the other directors of the Board and to members of the committees of the Board, and

(e) proposal for fees to the Company's auditors.

D. That the Nomination Committee otherwise shall perform the tasks incumbent on it pursuant to the Code of Corporate Governance and that the Company at the request of the Nomination Committee shall provide personnel, such as secretarial services, to facilitate the work of the Nomination Committee. If necessary, the Company shall also pay reasonable costs for external consultants, which the Nomination Committee considers to be necessary to engage in order to enable the Committee to perform its tasks.

The Board's proposal for resolutions regarding distribution to the shareholders of approximately SEK ten billion through mandatory redemption of shares (Item 17)

Through the adoption and implementation of the proposed resolutions presented below, approximately SEK ten billion will be distributed to the shareholders.

The distribution and the resolutions are subject to the final consummation of the sale to DaVita of Gambro's clinic operations in the USA. Such sale may be completed as soon as approvals have been obtained form the antitrust authority. As soon as Gambro has announced that the DaVita transaction is consummated, Gambro will announce a time table for the registration of resolutions adopted at the Annual General Meeting, for a trading period for trading in redemption shares and a date for the redemption of redemption shares and the simultaneous subscription of and payment for the Class C shares.

The proposed change of the nominal value of the shares, the share split, the issuance of two new classes of shares (Class A Redemption shares and Class B Redemption shares), the reduction of the share capital through redemption of Class A Redemption shares and Class B Redemption shares, the issuance of a new class of shares (Class C shares) and the reduction of the share capital through redemption of Class C shares, require changes of the Company's Articles of Association as indicated below in items 17 (b) – 17 (d).

Under item 17 (b), the Board proposes that the Annual General Meeting resolve to amend paragraph 4 of the Articles of Association as follows. The limits for the Company's share capital shall be changed to be not less than SEK 300 million and not more than SEK 1,200 million. Class A shares and Class B shares may be issued in a number not exceeding 1,200 million shares of the respective Class.

As regards the new Class A Redemption shares and Class B Redemption shares, the following shall apply. The Class A Redemption shares carry one vote and the Class B Redemption shares carry one tenth of a vote. Class A Redemption shares and Class B Redemption shares do not carry any right to dividends. In case of redemption of shares or liquidation of the Company, Class A Redemption shares and Class B Redemption shares shall entitle to the Company's assets with a maximum amount of SEK 29 per share. Class A Redemption shares may be issued in a number not exceeding 251 million shares and Class B Redemption shares may be issued in a number not exceeding 95 million shares.

As regards the new Class C shares the following shall apply. The Class C shares carry one tenth of a vote and shall not carry any right to dividends. In case of liquidation of the Company the Class C shares shall entitle to a portion of the Company's assets equal to the nominal value of the Class C shares adjusted upward with an interest rate as stipulated in the Articles of Association. Class C shares may be issued in a number not exceeding 1,200 million shares.

Under item 17 (c), the Board proposes that the Annual General Meeting resolve to amend paragraph 5 of the Articles of Association as follows. Class A Redemption shares, Class B Redemption shares and Class C shares shall not carry rights to participate in any bonus issue. The Class C share shall be redeemable in accordance with a decision by the general meeting or a decision by the Board. In connection with such redemption, the Class C share shall entitle to the nominal value of the share adjusted upwards with an interest rate based on the conditions on the market. If possible, when the reduction is decided, an amount equal to the reduction amount shall be allocated to the statutory reserves.

Under item 17 (d), the Board proposes that the Annual General Meeting resolve to change the nominal value of the shares from SEK 2 to SEK 1 and amend paragraph 6 of the Articles of Association accordingly.

Under item 17 (e), the Board proposes that the Annual General Meeting resolve to split each existing share into two new shares. Each existing Class A share shall be split into one Class A share and one Class A Redemption share and each existing Class B share shall be split into one Class B share and one Class B Redemption share, each share with a nominal value of SEK 1. Class A Redemption shares and Class B Redemption shares shall be referred to as redemption shares in the VPC-system.

Under item 17 (f), the Board proposes that the Annual General Meeting resolve to reduce the share capital from approximately SEK 690 million to approximately SEK 345 million through a mandatory redemption of all Class A Redemption shares and Class B Redemption shares, approximately 345 million, for the purpose of making a distribution of capital to the shareholders of approximately SEK 9.995 billion. This results in a redemption price of SEK 29 per share, of which SEK 1 is taken from the share capital and SEK 28 from the Company's free reserves.

Under item 17 (g), the Board proposes that the Annual General Meeting resolve to issue approximately 345 million Class C shares to a bank for the purpose of making the capital distribution independent of the court procedure otherwise required to register the reduction of the share capital (maintaining the share capital during such procedure).

Under item 17 (h), the Board proposes that the Annual General Meeting resolve to reduce the share capital by redemption of the Class C shares in order to achieve the end result of a share capital in the amount of approximately SEK 345 million, divided into approximately 345 million shares, whereof approximately 251 million shares are Class A shares and approximately 94 million shares are Class B shares.

Approval of principles for remuneration and other terms of employment for the senior officers as well as of the size and main principles for the long-term incentive program (Item 18)

18 A – Principles for remuneration and other terms of employment for the President and other senior officers

The Board proposes that the Annual General Meeting approve the Board's proposal regarding principles for remuneration and other terms of employment for the President and other senior officers as follows (note that proposal regarding a long-term incentive program will be addressed in the next item). The proposed principles are in line with remuneration paid in previous years and are based on agreements already entered into between Gambro and the respective officers.

The principles shall apply to the President and the officers reporting to the President (senior officers).

The compensation to the senior officers shall consist of the following components: fixed salary, variable salary, pensions, other remuneration and long-term incentive programs.

Fixed salaries
The fixed salaries shall be on market and competitive terms and shall take into account the scope (responsibilities and size) and complexity of the position as well as contributions of the individual. Fixed salaries will be reviewed annually.

Variable compensation

- *The President's* variable compensation is to approximately 80 per cent based on financial results (at group and business area level) and to approximately 20 per cent on individual targets decided by the Board. The maximal variable compensation is 50 per cent of the fixed salary and the target for the variable salary is 30 per cent.

- *Senior officers in the USA* are eligible for variable compensation corresponding to 60 per cent of the fixed salary, and the target for the variable compensation is 36 per cent. The corresponding figures for *senior officers outside the USA* are a maximal variable salary of 40 or 50 per cent and a target for the variable salary of 24 or 30 per cent. The balance between financial and individual targets (which are decided by the President) is approximately the same as for the President.

Pension
The basic principles as regards pensions shall be that the conditions shall be on market terms in relation to the situation in the country where the officer is permanently resident.

- *The President's* age of retirement is 60 years. The pension plan is premium-based and the annual premium payment is 35 per cent of the fixed salary.
- *Senior officers in the USA* are eligible for a supplemental nonqualified defined contribution plan in addition to the qualified 401 (k) defined contribution plan for all employees in the USA. The contribution rate for the supplemental plan is approximately 8 per cent of the fixed salary.
- With respect to *senior officers outside the USA,* the age of retirement is 65 years. The pension plan is premium-based and the premium is 25 per cent of the fixed salary. A number of officers within this group, which have been employed for more than 3 years, have a premium-based pension based on 50-70 per cent of the pensionable income. Pensionable income is defined as fixed salary plus average variable compensation over the last three years.

Other remuneration
The President and the other senior officers are entitled to benefits customary for their position such as occupational health service, health insurance and company car.

Severance pay
Between the Company and the senior officers including the President, a mutual termination period of six months applies. In case of termination of employment by the Company, the President is entitled to a severance pay equal to 24 months fixed salary. With respect to *other senior officers*, 18-24 months remuneration is payable upon termination of employment by the company.

Preparation and resolution
As regards the President, the Compensation Committee proposes, after discussions between the Chairman and the President, salary, criteria for variable compensation and other terms of employment, which thereafter are approved by the Board. As regards other senior officers, the President proposes such terms, after discussions with the officers, which thereafter are approved by the Compensation Committee and reported to the Board of Directors.

18 B – Long-term incentive program

The Board proposes that the Annual General Meeting approve the size of and the main principles for Gambro's employee stock option and SAR (Stock Appreciation Right) program for 2005 as well as for two share programs for 2005, i.e. restricted stock and performance shares. The principal content of the proposal is as follows.



PRESS RELEASE
March 14, 2005

The Board intends to allot up to 930,000 employee stock options to executive or key personnel in appropriate allotments. The employee stock option program has the same structure as the last year, including, inter alia, a five year term, criteria for allotment based on position and performance and also on the earnings of the group 2005 compared with 2004 (exclusive Gambro Health Care US) and is in addition connected to continued employment. The exercise price will be equal to 110 per cent of the average price of the Gambro share during the five days trading period immediately following the Annual General Meeting.

Furthermore, the Board proposes that 80,000 SAR's are allotted to key personnel in the USA not already covered by the employee stock option program mentioned above. This program has the same terms as last year, which, inter alia, means a four year term and a one year vesting period.

The Board also intends to introduce two share programs on the same principles as last year. One program, restricted stock, where shares will be allotted to the respective officers subject to continued employment and the other, performance shares, where allotment is depending upon achievement of certain targets. The two share programs are proposed to comprise 158,500 underlying shares each. The shares will be made available over a period of three to five years. The total allotment, and allotments to a majority of the individuals (inter alia the President), is significantly lower in the 2005 program compared to last year. It is expected that the increase in the stock price for the Gambro share will compensate for the reduced allotment.

In case the sale to DaVita of Gambro's clinic operations in the USA is not finally consummated prior to 30 September 2005 and employees of Gambro Healthcare US therefore will have been working for the group during a major part of 2005, the Board intends to allot up to 510,000 additional employee stock options, 240,000 additional SAR's and to increase the share programs with up to 167,400 underlying shares. Allotment shall be made in accordance with the above principles to eligible employees of Gambro Healthcare US.

Obligations under the programs and costs associated therewith will be hedged in the financial market. Such hedging shall not result in the issuance of new shares or the transfer of the Company's own shares to the relevant individuals.

The implementation of the stock option program and the two share programs is subject to the approval by the Annual General Meeting of the size and main principles of the programs with at least 50 per cent of the votes.

Documentation

The annual report and the auditors' report, and the Board's full proposals regarding the distribution of capital through mandatory redemption (including proposal for amended Articles of Association, proposal regarding reductions of the share capital and proposal regarding directed issue of new shares) and the long-term incentive program will be available at the Company and at its website as from March 29, 2005. Copies of the documents will be sent to shareholders upon request together with information of address.

Stockholm, March 2005

BOARD OF DIRECTORS

Gambro AB, Jakobsgatan 6, P O Box 7323, SE-103 91 Stockholm, Sweden



PRESS RELEASE
March 17, 2005

Gambro publishes annual report on the corporate web site

The Gambro Annual Report for 2004 is available on the corporate web site, www.gambro.com, as of today.

The printed version of the Annual Report will be available and distributed during the week commencing March 21, 2005.

For further information please contact:
Karin Avasalu, Vice President, Corporate Communications, tel. +46-8-613 65 99, +46-70-513 65 99
Fredrik Dalborg, Director, Investor Relations, Corporate Finance, tel. +46-8-613 65 84, +46-73-366 65 84
Maria Lilja, Manager, Investor Relations, Corporate Finance, tel. +46-8-613 65 02, +46-70-513 65 02

Gambro is a global medical technology and healthcare company with leading positions in renal care - services and products - and blood component technology. Gambro Healthcare is a provider of kidney dialysis services. Gambro Renal Products develops and supplies hemodialysis, peritoneal dialysis and acute dialysis products, therapies and services. Gambro BCT is the market leader in separation and handling of blood components.

Gambro AB
A public company (publ)
Reg no. 556041-8005
Jakobsgatan 6, PO Box 7373
SE-103 91 Stockholm
Sweden
Tel +46 8-613 65 00
Fax +46 8-611 28 30
info@gambro.com
www.gambro.com